Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and between

SNBR Inc., as Purchaser,

Sleep Number Corporation, as Seller,

and

Sleep Country Canada Inc.

(for purpose of Section 10.21 only)

Dated as of June 12, 2026

TABLE OF CONTENTS

Page

Article 1 Defined Terms	2
1.1 Defined Terms	2
1.2 Other Definitional and Interpretive Matters	23
Article 2 The Purchase and Sale; Closing	25
2.1 Purchase and Sale	25
2.2 Excluded Assets	27
2.3 Assumption of Liabilities	28
2.4 Assumption/Rejection of Certain Contracts (including Real Property Leases) and Designation Rights	29
2.5 Excluded Liabilities	33
2.6 Excluded Contracts	35
2.7 Nontransferable Assets and Liabilities	35
2.8 Closing	36
2.9 Closing Deliveries of the Parties	36
2.10 Purchase Price; Assumed Liabilities	37
2.11 Transfer Taxes	41
2.12 Allocation of Purchase Price	41
2.13 Withholding	42
2.14 Good Faith Deposit	43
Article 3 Representations and Warranties of the Seller GROUP	43
3.1 Organization, Good Standing and Other Matters	43
3.2 Authority and Enforceability	44
3.3 No Conflict; Required Filings and Consents	44
3.4 Sufficiency of Transferred Assets	45
3.5 Compliance With Laws; Permits	45
3.6 Litigation	46
3.7 Real Property	46
3.8 Assigned Contracts	46
3.9 Tax	46
3.10 Affiliate Transactions	47
3.11 Labor Matters	47
3.12 Employee Benefits	48
3.13 Insurance	49
3.14 Intellectual Property	49
3.15 Inventory	51
3.16 Product Liability.	51
3.17 Absence of Changes	51
3.18 Financial Statements; Undisclosed Liabilities	52

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3.19 Brokers and Finders	52
3.20 Information Technology and Privacy	52
3.21 Environmental Matters	54
3.22 Anti-Bribery, Anti-Corruption, and Anti-Money Laundering	54
3.23 Sanctions, Import, and Export Controls	55
3.24 Data Security Program	55
3.25 No TID US Business	55
3.26 No Other Representations or Warranties	55
Article 4 Representations and Warranties of Purchaser	56
4.1 Organization, Good Standing and Other Matters	56
4.2 Authority and Enforceability	56
4.3 No Conflict: Required Filings and Consents	56
4.4 Equity Financing	57
4.5 Solvency	58
4.6 Litigation	58
4.7 Brokers and Finders	58
4.8 Investigation and Agreement by Purchaser; Non-Reliance of Purchaser; No Other Representations and Warranties	58
4.9 No Other Representations or Warranties	59
Article 5 Bankruptcy Court Matters	59
5.1 Debtors-in-Possession	59
5.2 Post-Petition Payments	59
5.3 Bid Procedures Motion: Bidding Procedures Order	59
5.4 Sale Order	60
5.5 Approval of Bid Protections; Minimum Overbid	60
5.6 Cooperation with Respect to Bankruptcy Court Approvals	60
5.7 Back-Up Bid	61
5.8 Bankruptcy Court Pleadings	61
5.9 Bankruptcy Court Milestones	62
5.10 Competing Transaction	62
Article 6 Pre-Closing Covenants	63
6.1 Conduct of Business	63
6.2 Access to Information; Confidentiality	66
6.3 Efforts to Consummate	67
6.4 Notices and Consents	68
6.5 Regulatory Matters and Approvals	68
6.6 Public Announcements	70
6.7 Transferred Employees; Employee Benefits	70
6.8 Financing	72
6.9 Financing Cooperation	73
6.10 No Successor Liability	77

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6.11 Reporting and Information Rights.	78
6.12 Transition Services Agreement..	78
6.13 A&G Realty Partners Cooperation.	78
6.14 Marketing Expenditures	79
6.15 Critical Vendor Payments	79
6.16 Employee Compensation.	79
Article 7 Post-Closing Covenants	80
7.1 Access to Information; Books and Records	80
7.2 Post-Closing Receipt and Possession of Assets and Liabilities	80
7.3 Tax Matters	81
Article 8 Conditions Precedent	82
8.1 Conditions to Each Party’s Obligation	82
8.2 Conditions to Obligation of Purchaser	83
8.3 Conditions to Obligations of the Seller	84
8.4 Waiver of Condition; Frustration of Conditions	84
Article 9 Termination	84
9.1 Events of Termination	84
9.2 Effect of Termination	86
Article 10 General Provisions	87
10.1 Survival of Representations, Warranties and Covenants	87
10.2 Entire Agreement	87
10.3 Amendment; No Waiver	88
10.4 Severability; Specific Versus General Provisions	88
10.5 Expenses and Obligations	88
10.6 Notices	89
10.7 Counterparts	90
10.8 Governing Law	90
10.9 Submission to Jurisdiction; Consent to Service of Process	90
10.10 Waiver of Jury Trial	91
10.11 Rights Cumulative	91
10.12 Assignment	91
10.13 Specific Enforcement; Remedies	91
10.14 Third-Party Beneficiaries	92
10.15 No Personal Liability of Directors, Officers and Owners	92
10.16 General Release	93
10.17 Legal Representation	93
10.18 Bulk Sales Laws	95
10.19 Fiduciary Obligations	95
10.20 Debt Financing Sources	95
10.21 Sleep Country Guarantee.	96

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ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of June 12, 2026, is entered into by and between SNBR Inc., a Delaware corporation (the “Purchaser”), Sleep Number Corporation, a Minnesota corporation (“Seller”), and Sleep Country Canada Inc., a corporation formed under the federal laws of Canada (“Sleep Country”) (for purposes of Section 10.21 only).

RECITALS

WHEREAS, Seller owns, directly or indirectly, 100% of the interests of each of (i) Select Comfort Retail Corporation, a Minnesota corporation, (ii) Select Comfort SC LLC, a Minnesota limited liability company, (iii) Sleep Number Health Corporation, a Minnesota corporation, and (iv) Select Comfort Canada Holding Inc., a Minnesota corporation (collectively, the “Subsidiaries” and each individually, a “Subsidiary”);

WHEREAS, on June 12, 2026 (the “Petition Date”), Seller and certain of its Subsidiaries (collectively, the “Debtors”) filed voluntary petitions (collectively, the “Bankruptcy Cases”) for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”);

WHEREAS, as of the date hereof, the Debtors remain in possession of their property and continue to operate and manage their business as debtors in possession pursuant to Sections 1107(a) and 1108 of the Bankruptcy Code;

WHEREAS, the Seller, through itself and the Subsidiaries (collectively, the “Seller Group”), is engaged in the Business and owns, directly or indirectly, all of the Transferred Assets;

WHEREAS, the Seller desires to sell (or cause to be sold) to Purchaser, and Purchaser desires to purchase from the Seller or its applicable Subsidiaries, all of the Transferred Assets Free and Clear, and the Seller desires Purchaser to assume, and Purchaser desires to assume from the Seller or its applicable Subsidiaries, all of the Assumed Liabilities, in each case upon the terms and subject to the conditions hereof, and (as applicable) pursuant to the Bid Procedures Order and the Sale Order and Sections 105(a) and 363 of the Bankruptcy Code and Rules 6003 and 6004 of the Federal Rules of Bankruptcy Procedure;

WHEREAS, the Debtors will seek entry by the Bankruptcy Court of the Bid Procedures Order approving the Bid Procedures and Bid Protections;

WHEREAS, Purchaser and Seller are contemplating that following the execution of this Agreement and upon approval by the Bankruptcy Court of, among other things, the Bid Protections, Purchaser will act as “stalking horse bidder” pursuant to the Bid Procedures for the Transferred Assets.  Accordingly, in the absence of Seller’s acceptance of a superior bid made in accordance with the Bid Procedures, Purchaser will purchase Seller Group’s right, title and interest in and to the Transferred Assets and assume the Assumed Liabilities on the terms and subject to the conditions set forth in this Agreement in accordance with the Bid Procedures and subject to entry of the Bid Procedures Order and the Sale Order by the Bankruptcy Court;

WHEREAS, the parties desire to consummate the Transactions as promptly as practicable following the satisfaction of the conditions precedent set out herein, including the entry of the Bid Procedures Order and the Sale Order by the Bankruptcy Court; and

WHEREAS, the Transactions contemplated by this Agreement are subject to approval by the Bankruptcy Court and will be consummated pursuant to the Bid Procedures Order and the Sale Order to be entered in the Bankruptcy Cases.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants, agreements and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Article 1
Defined Terms

1.1    Defined Terms.  The following terms shall have the following meanings in this Agreement:

“Accounting Expert” has the meaning set forth in Section 2.10(e).

“Accounting Principles” means U.S. GAAP applied consistently with the Seller’s historical accounting policies as disclosed in Seller’s most recently filed Annual Report on Form 10-K, as modified by the specific inclusions and exclusions set forth in this Agreement, which shall control in any conflict.

“Accounts Payable” means only trade accounts payable, including all accrued Liabilities of the Business as of the Measurement Time that are Assumed Liabilities hereunder and arose as post-petition obligations of the Seller after the Petition Date for the purchase of inventory only. The Accounts Payable balance excludes (i) rent or occupancy obligations for August 2026 or any subsequent period; (ii) pre-petition accounts payable; (iii) §365(b)(1) cure payments; (iv) §503(b)(9) or other administrative expense claims; and (v) intercompany payables.

“Accounts Receivable” means all trade accounts receivable of the Business as of the Measurement Time that are Transferred Assets hereunder, recorded net of an allowance for expected credit losses consistent with the Seller’s historical practice. Per the Seller’s Form 10-K, accounts receivable consists primarily of receivables from third-party financiers for customer credit purchases; the allowance is determined based on delinquencies, aging trends, industry risk trends, and historical experience.

“Acquired Claims” has the meaning set forth in Section 2.1(f).

“Action” means any judicial, administrative, or arbitral action, claim, suit, hearing, investigation, inquiry, audit, proceeding, arbitration, litigation or similar dispute (whether public or private and whether civil, criminal or administrative) commenced, brought, conducted or heard by or before, or otherwise involving any Governmental Authority or arbitrator.

“Additional Inventory” means an amount equal to forty percent (40%) of the Customer Deposit Balance. This amount is required to satisfy the Undelivered Customer Orders and is in addition to the Inventory balance on the Closing Date.

“Additional Inventory Shortfall” means an amount equal to the excess, if any, of (a) forty percent (40%) of the Customer Deposit Balance over (b) the Additional Inventory balance as of the Closing Date. For the avoidance of doubt, the Additional Inventory Shortfall shall operate solely as a one-way downward adjustment to the Purchase Price in favor of Purchaser.

“Adjustment Escrow Account” means the account established and maintained by the Adjustment Escrow Agent under the terms of the Adjustment Escrow Agreement.

“Adjustment Escrow Agent” means Acquiom Clearinghouse LLC.

“Adjustment Escrow Agreement” means that certain escrow agreement to be entered into prior to the Closing Date, by and between the Adjustment Escrow Agent, the Seller, and the Purchaser, in form and substance mutually satisfactory to the Seller and Purchaser.

“Adjustment Escrow Amount” means an amount equal to $25,000,000.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly (through one or more intermediaries) controls, is controlled by or is under common control with such specified Person.  For the purposes of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Marketing Expenditure Target” means $30,000,000, representing the aggregate amount of Marketing Expenditures that Seller is required to make during the Interim Period pursuant to Section 6.14.

“Agreement” has the meaning set forth in the Preamble.

“Allocation Schedule” has the meaning set forth in Section 2.12(a).

“Alternate Transaction” has the meaning set forth in Section 9.1(b).

“Antitrust Laws” means the HSR Act, the Sherman Antitrust Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign statutes, rules, regulations, Orders, decrees, administrative or judicial doctrines or other Laws designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or relating to foreign direct investment.

“Approved Budget” shall have the meaning set forth in the DIP Interim Order and shall be in form and substance reasonably acceptable to Purchaser, including any amendments thereto, with respect to the post-petition payments described in Section 5.2 and Section 6.1.

“Assigned Contracts” has the meaning set forth in Section 2.1(b).

“Assumed Liabilities” has the meaning set forth in Section 2.3.

“Assumption/Rejection Notices” means, collectively, the Potential Assumption and Assignment Notice (and any related supplements thereto), the Proposed Assumption and Assignment Notice, the Designation Rights Period Assumption and Assignment Notice(s), the Designation Rights Period Rejection Notice(s), and the Final Assumption and Assignment Notice.

“Attorney-Client Information” has the meaning set forth in Section 10.17.

“Auction” has the meaning set forth in Section 5.7.

“Avoidance Actions” means all claims or causes of action to avoid a transfer of property or an obligation incurred by the Seller Group pursuant to any applicable section of the Bankruptcy Code, including sections 502, 510, 542, 544, 545, 547 through 553, and 724(a), or any similar actions under any other applicable Law.

“Back-Up Bid” means the second highest or otherwise best bid if the successful bidder fails to consummate its bid in accordance with the Bid Procedures.

“Back-Up Termination Date” means the first to occur of (a) the date that is thirty (30) days after entry of the Sale Order, (b) consummation of the Transactions with the winning bidder at the Auction, and (c) Purchaser’s receipt of written notice from the Seller of the release by the Seller of Purchaser’s obligations under Section 5.5(a).

“Bankruptcy Cases” has the meaning set forth in the Recitals.

“Bankruptcy Code” has the meaning set forth in the Recitals.

“Bankruptcy Court” has the meaning set forth in the Recitals.

“Bankruptcy Court Milestones” has the meaning set forth in Section 5.9.

“Base Purchase Price” means $415,000,000.

“Bid Procedures” means those certain bidding procedures for the sale of the Seller’s assets approved by the Bankruptcy Court pursuant to the Bid Procedures Order (which shall, among other things, approve and authorize the Bid Protections), which shall be in form and substance reasonably acceptable to the Purchaser and Seller.

“Bid Procedures Motion” means the motion of the Seller seeking entry of the Bidding Procedures Order and Sale Order, which shall be in form and substance reasonably acceptable to the Purchaser and Seller.

“Bid Procedures Order” means an Order of the Bankruptcy Court, (A) Approving Bidding Procedures for Sale of the Debtors’ Assets, (B) Approving the Designation of Purchaser as the Stalking Horse Bidder for the Assets, (C) Authorizing and Approving Entry into the Stalking Horse Asset Purchase Agreement, (D) Approving Bid Protections, (E) Scheduling an Auction for, and Hearing to Approve, the Sale of the Debtors’ Assets, (F) Approving the Form and Manner of Notices of Sale, Auction, and Sale Hearing, (G) Approving the Assumption and Assignment Procedures, and (H) Granting Related Relief, which shall be in form and substance reasonably acceptable to the Purchaser and Seller.

“Bid Protections” means the Break-Up Fee and Expense Reimbursement.

“Bid Protections Aggregate Amount” means the sum of the Break-Up Fee and the Expense Reimbursement.

“Bill of Sale and Assignment and Assumption Agreement” means the bill of sale and assignment and assumption agreement, dated as of the Closing Date, by and between the Seller and Purchaser, in form and substance reasonably acceptable to the parties hereto.

“Break-Up Fee” means a fee payable as set forth in this Agreement in an amount equal to 3.0% of the Base Purchase Price, which, upon entry of the Bid Procedures Order, will constitute an allowed administrative expense claim against the Seller Group, on a joint and several basis, pursuant to section 503(b) of the Bankruptcy Code. In the event of an Alternate Transaction, the Break-Up Fee shall be payable from the proceeds of such Alternate Transaction.

“Burdensome Condition” has the meaning set forth in Section 6.5(b).

“Business” means the business carried on by the Seller Group as of the Closing Date, including, but not limited to, developing, selling, delivering, providing, and servicing personalized sleep wellness solutions, including (a) smart beds and mattresses, (b) adjustable bed frames, bases and furniture, (c) pillows, bedding and accessories, and (d) digital solutions and applications for sleep tracking and smart bed control.

“Business Day” means any day excluding Saturday, Sunday or federal holiday or any day which is a legal holiday under the Laws of Toronto, Canada, the State of New York or the State of Minnesota or is a day on which banking institutions located in such state are authorized or required by Law or other governmental action to close.

“Business Employees” means all of the employees and contractors of the Seller or any of its Subsidiaries.

“Claim” shall have the meaning set forth in Section 101(5) of the Bankruptcy Code.

“Closing” has the meaning set forth in Section 2.8.

“Closing Date” has the meaning set forth in Section 2.8.

“Closing Inventory Value” means the aggregate value of all Inventory included in the Transferred Assets at Closing, as determined by the Inventory Count and calculated in accordance with the Accounting Principles.

“Closing Marketing Expenditure Amount” means Seller’s good faith estimate of the aggregate Marketing Expenditures made by the Seller Group during the period from the date of this Agreement through the Closing Date.

“Closing Marketing Expenditure Deduction” means the amount, if any, by which the Aggregate Marketing Expenditure Target exceeds the Closing Marketing Expenditure Amount as set forth in the Estimated Closing Statement or the Closing Statement (as applicable), which amount shall be applied as a dollar-for-dollar reduction to the Purchase Price at Closing pursuant to Section 2.10(a).

“Closing Statement” has the meaning set forth in Section 2.11(a).

“Closing Statement Deadline” has the meaning set forth in Section 2.11(a).

“Closing Stores” has the meaning set forth in Section 6.1(b)(xv).

“Closing Working Capital” means the Net Working Capital as of the Measurement Time, an illustrative calculation of which is set forth on Exhibit B hereto.

“Closing Working Capital Adjustment” means, whether positive or negative, (a) the amount by which Closing Working Capital is greater than the Target Closing Working Capital or (b) the product of (i) the amount by which Closing Working Capital is less than the Target Closing Working Capital multiplied by (ii) negative 1 (-1).

“Collective Bargaining Agreement” means any written or oral agreement, memorandum of understanding or other contractual obligation between any member of the Seller Group and any labor organization or other authorized employee representative representing employees or other service providers.

“Competing Bid” has the meaning set forth in Section 5.10.

“Confidentiality Agreement” means that certain Mutual Confidentiality and Non-Disclosure Agreement, dated as of March 9, 2026, by and between the Seller and Sleep Country Canada Inc.

“Consent” means any consent, approval, authorization, waiver or license, or an Order of the Bankruptcy Court that deems or renders unnecessary the same.

“Contaminant” has the meaning set forth in Section 3.14(j).

“Contract” means any written agreement, mortgage, license, sublicense, purchase order, sales order, statement of work, guarantee, instrument, indenture, lease (whether for a Real Property

Lease or a lease for personal property), contract, subcontract or any binding commitment to enter into any of the foregoing to which the Seller or any of its Subsidiaries is a party.

“Contracting Parties” has the meaning set forth in Section 10.15.

“Critical Vendor(s)” means, collectively, all of the entities defined as either Critical Vendors, Foreign Vendors, and/or Lien Claimants in the Critical Vendor Motion.

“Critical Vendor Motion” means the Motion of the Debtors for entry of interim and final Orders (I) Authorizing the Debtors to Satisfy Prepetition Claims of (A) Critical Vendors, (B) Foreign Claimants, (C) Lien Claimants, and (D) 503(b)(9) Claimants, (II) Confirming Administrative Status of Outstanding Orders, (III) Authorizing Financial Institutions to Honor and Process Related Checks and Transfers, and (IV) Granting Related Relief, filed by the Debtors in the Bankruptcy Cases on (or one day following) the Petition Date.

“Critical Vendor Order” means the applicable interim and Final Order approving the Motion of the Debtors for Entry of Interim and Final Orders (I) Authorizing the Debtors to Satisfy Prepetition Claims of (A) Critical Vendors, (B) Foreign Claimants, (C) Lien Claimants, and (D) 503(b)(9) Claimants, (II) Confirming Administrative Status of Outstanding Orders, (III) Authorizing Financial Institutions to Honor and Process Related Checks and Transfers, and (IV) Granting Related Relief, which each such order shall be in form and substance reasonably acceptable to the Purchaser and Seller.

“Critical Vendor Payments” means payments to Critical Vendors pursuant to the Critical Vendor Order and in accordance with the Approved Budget.

“Cure Cap” means $8,000,000.

“Cure Costs” means amounts that must be paid and obligations that otherwise must be satisfied, pursuant to Sections 365(b)(1)(A) and (B) of the Bankruptcy Code in order to effectuate the assumption and assignment to Purchaser of any of the Assigned Contracts, as determined by Final Order of the Bankruptcy Court or as otherwise agreed by the Purchaser and the applicable counterparty to an Assigned Contract.

“Cure Costs Deduction” means an amount equal to (a) the amount by which pre-petition Cure Costs with respect to Assigned Contracts other than Designated Contracts exceeds the Cure Cap, plus (b) the amount of Post-Petition Cure Costs.

“Customer Deposit Balance” means, as of the Closing Date, the aggregate amount of customer deposits paid to any member of the Seller Group in respect of customer orders not yet delivered or fulfilled.

“Debt Financing” means any debt financing obtained to fund the Transactions (including, for the avoidance of doubt, any customary bridge facilities or one or more offerings of customary “high yield” debt securities).

“Debt Financing Sources” means the financial institutions, agents, arrangers, and institutional investors that have at any time committed to provide or arrange or otherwise have entered into agreements in connection with the Debt Financing or any alternative debt financing, including the parties to any debt commitment letter and/or any joinder agreements, any underwriting agreements and or purchase or agency agreements, credit agreements or indentures (or other definitive financing documents) related thereto, together with the Debt Financing Sources Related Parties in each case, excluding Purchaser and its Affiliates; provided that, “Debt Financing Sources” shall not include any Affiliate of the Purchaser.

“Debt Financing Sources Related Parties” means the Debt Financing Sources their respective Affiliates, and such Persons’ and such Persons’ respective Affiliates’ current and future equity holders, managers, members, officers, directors, employees, partners, controlling persons, agents and representatives and their respective successors and assigns; provided that, “Debt Financing Sources Related Parties” shall not include any Affiliate of the Purchaser.

“Deficit Amount” has the meaning set forth in Section 2.10(e).

“Deposit Amount” has the meaning set forth in Section 2.14.

“Deposit Escrow Agent” means Kroll Restructuring Administration, LLC.

“Deposit Escrow Agreement” means that certain escrow agreement, dated as of the date hereof, by and among Purchaser, Seller and the Deposit Escrow Agent.

“Designated Contracts” means all executory Contracts (i) not assumed and assigned to the Purchaser at Closing pursuant to the Sale Order, and (ii) not designated for rejection by the Purchaser in the Chapter 11 Cases.

“Designation Rights Period” means, with respect to any Designated Contracts (including Real Property Leases) to be assumed and assigned or rejected pursuant to Sections 2.4(c) and 2.4(d), the period from Closing and ending on the earlier of (i) no less than fourteen (14) calendar days prior to the date on which a hearing is held before the Bankruptcy Court on confirmation of a plan of reorganization or liquidation in the Bankruptcy Cases, or (ii) the date that is sixty (60) days after the Closing Date; provided that the expiration of the Designation Rights Period may be extended as to any Contract with the consent of the Purchaser and Seller and, to the extent that the deadline to assume or reject Real Property Leases under 11 U.S.C. § 365(d)(4) would expire during such extension period, with the consent of Purchaser, Seller and the applicable counterparty to Real Property Lease subject thereto.

“Designation Rights Period Assumption and Assignment Notice” has the meaning set forth in Section 2.4(c).

“Designation Rights Period Rejection Notice” has the meaning set forth in Section 2.4(f).

“DIP Financing Agreement” means the debtor in possession financing approved by the Bankruptcy Court in these Chapter 11 Cases, in each case as ratified, amended, supplemented and otherwise modified from time to time on or after the date of the DIP Interim Order.

“DIP Interim Order” means that certain interim order (I) Authorizing the Debtors to (A) Obtain Senior Secured Superpriority Postpetition Financing and (B) Use Cash Collateral, (II)

Granting Liens and Providing Claims with Superpriority Administrative Expense Status, (III) Granting Adequate Protection to the Prepetition Secured Parties, (IV) Modifying the Automatic Stay, (V) Scheduling a Final Hearing, and (VI) Granting Related Relief.

“Discussion Period” has the meaning set forth in Section 2.10(e).

“Disputed Amounts” has the meaning set forth in Section 2.10(e).

“DIP Order” means the DIP Interim Order and such further order of the Bankruptcy Court granting similar relief on a final basis, which shall be in form and substance reasonably acceptable to the Purchaser and Seller.

“DOJ” has the meaning set forth in Section 6.5(a).

“DPA” has the meaning set forth in Section 3.25.

“DSP” has the meaning set forth in Section 3.24.

“Enforceability Exceptions” means applicable bankruptcy, insolvency, reorganization, moratorium, receivership and Laws affecting the enforcement of creditors’ rights generally and general equitable principles.

“Equity Commitment Letter” has the meaning set forth in Section 4.4(a).

“Equity Financing” has the meaning set forth in Section 4.4(a).

“Equity Financing Commitments” has the meaning set forth in Section 4.4(a).

“ERISA” has the meaning set forth in Section 3.12(a).

“ERISA Affiliate” means, with respect to any Person, any trade or business, whether or not incorporated, that together with such Person, would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the IRC.

“Estimated Closing Statement” has the meaning set forth in Section 2.10(d).

“Estimated Purchase Price” has the meaning set forth in Section 2.10(d).

“Excess Amount” has the meaning set forth in Section 2.10(e).

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Books and Records” means books and records, correspondence, or communications (in whatever form maintained) of the Seller Group: (a) all corporate minute books (and other similar corporate records) and stock records of the Seller Group, (b) any books and records materially related to the Excluded Assets or Excluded Liabilities, (c) any books and records with respect to Taxes paid or payable by the Seller Group, including Tax Returns of any member of the Seller Group for income or franchise Taxes, (d) any books and records that any member of the Seller Group is required by Law to retain, (e) any books and records or relating to this

Agreement, any Related Document or the execution, negotiation or consummation of the transactions contemplated hereunder or thereunder (and including any attorney-client privilege associated with any of the items described in the preceding clauses (a), (b), (c) or (d)).

“Excluded Contracts” has the meaning set forth in Section 2.6.

“Excluded Liabilities” has the meaning set forth in Section (a).

“Excluded Tax” means (i) any Tax of Seller Group or for which the Seller Group or any of its Affiliates is otherwise liable, for any Tax period, including (a) all Taxes of any member of the Seller Group (or any predecessor thereof) that are imposed as a result of being or having been a member of an affiliated, consolidated, combined or unitary group on or prior to the Closing Date, including pursuant to Section 1.1502-6 of the Treasury Regulations or any analogous or similar state, local or non-U.S. Law or regulation, and (b) any liability as a transferee or successor, pursuant to an express or implied obligation to indemnify any other Person, by contract or pursuant to any Law or otherwise entered into before the Closing (in each case, other than arrangements entered into in the ordinary course of business that are not primarily related to Taxes); (ii) all Taxes arising out of the Excluded Assets or Excluded Liabilities for any taxable period; (iii) any Tax liability relating to the Business or the Transferred Assets for any taxable period ending on or prior to the Closing Date and, with respect to any Straddle Period for the portion of such taxable period ending on the Closing; and (iv) subject to Section 2.13, all withholding Taxes (including all Transfer Taxes) that Purchaser is subject to as a result of its obligations to deliver consideration to Seller hereunder.

“Existing Expense Reimbursement Agreement” means that certain Expense Payment Agreement, dated June 1, 2026, by and among Seller and Sleep Country Canada Inc.

“Expense Reimbursement” means an amount equal to the reasonable, documented, out-of-pocket costs and expenses of Purchaser (including the reasonable, documented expenses of outside counsel, investment bankers, accountants and other outside advisors, which shall be redacted to preserve privileged or confidential information) in connection with or related to preparing, negotiating, documenting, this Agreement, the Related Documents, and the other documents necessary to effect the transactions and agreements contemplated hereby and thereby, evaluating, analyzing, and investigating the Seller Group and the Transferred Assets, and executing and performing on this Agreement, including in the Bankruptcy Cases and any other judicial and regulatory proceedings related to this Agreement, which shall be treated in accordance with and paid up to the Expense Reimbursement Cap and, in the instance of an Alternate Transaction, shall be payable from proceeds from such Alternate Transaction.

“Expense Reimbursement Cap” means a maximum aggregate amount equal to $4,000,000, which amount, upon entry of the Bid Procedures Order, will constitute an allowed administrative expense claim against the Seller Group, on a joint and several basis, pursuant to section 503(b) of the Bankruptcy Code.

“Filed SEC Documents” means the forms, reports, schedules, statements, exhibits and other documents filed with the SEC by Seller to the extent publicly available on the SEC’s EDGAR database.

“Final Assumption and Assignment Notice” has the meaning set forth in Section 2.4(d).

“Final Marketing Expenditure Amount” means the aggregate Marketing Expenditures actually made by the Seller Group during the period from the date of this Agreement through the Closing Date, as finally determined pursuant to Section 2.10(e).

“Final Marketing Expenditure Shortfall” means the amount, if any, by which the Aggregate Marketing Expenditure Target of $30,000,000 exceeds the Final Marketing Expenditure Amount, as finally determined pursuant to Section 2.10(e).

“Final Order” means an Order of the Bankruptcy Court (or any other court of competent jurisdiction) entered by the clerk of the Bankruptcy Court (or such other court) on the docket in the Bankruptcy Cases (or the docket of such other court), which is in full force and effect, which has not been modified, amended, reversed, vacated or stayed and as to which (a) the time to appeal, petition for certiorari, or move for a new trial, stay, reargument or rehearing has expired and as to which no appeal, petition for certiorari or motion for new trial, stay, reargument or rehearing is then pending or (b) if an appeal, writ of certiorari new trial, reargument or rehearing thereof has been sought, such order or judgment of the Bankruptcy Court or other court of competent jurisdiction has been affirmed by the highest court to which such order was appealed, or certiorari has been denied, or a new trial, stay, reargument or rehearing has been denied or resulted in no modification of such order, and the time to take any further appeal, petition for certiorari or move for a new trial, reargument or rehearing has expired, as a result of which such order has become final in accordance with Rule 8002 of the Federal Rules of Bankruptcy Procedure; provided, that the possibility that a motion under Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules, may be filed relating to such order, will not cause such order not to be a Final Order.

“Final Purchase Price” has the meaning set forth in Section 2.10(e).

“Financial Statements” means the audited consolidated balance sheet of the Seller Group and related consolidated statements of operations and cash flows of the Seller Group as of
January 3, 2026.

“Fraud” means knowing and intentional fraud under Delaware law committed by any Person in the making of the representations and warranties in Article III or Article IV, as applicable, with the actual knowledge of such Person that such representations or warranties were inaccurate (or breached) when made.

“Free and Clear” means free and clear of all Liens and Liabilities, other than the Permitted Liens and the Assumed Liabilities, in accordance with Sections 363(f) of the Bankruptcy Code.

“FTC” has the meaning set forth in Section 6.5(a).

“GAAP” means generally accepted accounting principles in the United States.

“Generative AI Tools” means generative artificial intelligence technology or similar tools capable of automatically producing various types of content (such as source code, text, images, audio, and synthetic data) based on user-supplied prompts.

“Governmental Authority” means any domestic or foreign national, provincial, state, multi-state, county, or municipal or other local government, any subdivision, agency, department, council, bureau, commission or authority thereof, any court (including the Bankruptcy Court), arbiter or tribunal or any quasi-governmental or private body exercising any regulatory or taxing authority thereunder (including the IRS), in each case with competent jurisdiction.

“Government Official” means any officer or employee of a Governmental Authority or any department, agency, or instrumentality thereof, including any political subdivision thereof or any corporation or other Person owned or controlled in whole or in part by any Governmental Authority or any sovereign wealth fund, or of a public international organization, or any Person acting in any official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization, or any political party, party official, or candidate thereof.

“Guaranteed Obligation” has the meaning set forth in Section 10.21(a).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Information Privacy and Security Laws” means all applicable Laws relating to privacy, security, data breach notification, and the collection, storage, use, disclosure, retention, transfer or other Processing of Personal Information, including, to the extent applicable, (i) Section 5 of the Federal Trade Commission Act; (ii) the Electronic Communications Privacy Act of 1986 and the Video Privacy Protection Act of 1988; (iii) the California Invasion of Privacy Act (“CIPA”) and all other state Laws regulating wiretapping and/or interception or recording of communications; (iv) the Stored Communications Act; (v) the California Consumer Privacy Act; (vi) the Health Insurance Portability and Accountability Act and Washington’s My Health My Data Act; (vii) the Illinois Biometric Information Privacy Act; and (vii) the CAN-SPAM Act, the Telephone Consumer Protection Act.

“Information Security Reviews” has the meaning set forth in Section 3.20(d).

“Intellectual Property” means any and all intellectual property rights arising from the following anywhere in the world, whether registered or unregistered, including such rights in and to any of the following: (a) patents and patent applications together with all reissues, reexaminations, substitutions, divisionals, renewals, continuations and continuations-in-part issuing therefrom or claiming priority thereto, any provisionals or other applications to which any of the foregoing claim priority, and any foreign counterparts claiming priority to any of the foregoing; (b) trademarks, service marks, trade dress, service names, trade names, brand names, logos, taglines, business names, corporate names and other source or business identifiers, all registrations and applications for registration thereof, and, in each case, together with all of the goodwill associated therewith; (c) works of authorship (including without limitation computer software and firmware (including data files, source code, object code and software-related specifications), manuals and other documentation, compilations, databases, and all derivatives, translations, adaptations and combinations of the above), copyrights in both published and unpublished works, mask work rights, and all registrations and applications for registration thereof and other rights in works of authorship; (d) trade secrets, and other proprietary or confidential information (including know-how, ideas, inventions and invention disclosures (whether or not patented or patentable and whether or not reduced to practice), research in progress, processes, process technology, software development methodologies, algorithms, technical information, business information (including customer and supplier lists, customer and supplier information and records, pricing and cost information, and business, financial, and sales and marketing plans), reports, drawings, data, databases, data collections, designs, formulae, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, source code, source code documentation, testing procedures, and testing results), and rights under applicable trade secret Law in the foregoing (collectively, “Trade Secrets”); (e) internet domain names and rights to social media accounts; (f) any and all other intellectual property rights and/or proprietary rights; and (g) goodwill associated with any and all of the foregoing.

“Inventory” means all finished goods, work-in-process, raw materials, and supplies of the Seller Group that are related to the Business as of the Measurement Time; provided, that, Inventory shall not include, and the following are hereby expressly excluded from the definition of Inventory: (a) Inventory that is damaged, defective, obsolete, unsaleable, recalled or otherwise not in a condition suitable for sale to customers in the ordinary course of business, (b) Inventory that is subject to a supplier’s right of reclamation that has not been resolved or waived as of the Closing Date, (c)  any mattress SKU that is not included in the Seller Group’s current product offerings or new product offerings as of the Measurement Time, including any mattress SKU that has been (i) discontinued, phased out, or removed from the Seller Group’s active product catalogue, (i) superseded by a current or new mattress model or product line, (iii) designated as end-of-life, clearance, or legacy inventory in the Seller Group’s product management or inventory systems, or (iv) otherwise not actively offered for sale to retail customers by the Seller Group as part of its current or new mattress product assortment as of the Measurement Time. Inventory (including materials, labor, and overhead) is stated at the lower of cost or net realizable value, with cost determined by the first-in, first-out (FIFO) method; reserves for obsolescence are recorded based on historical selling prices, current market conditions, and forecasted product demand. Inventory balances at period end exclude goods for which customer payment (including by credit card) has been received but delivery or installation has not occurred as of the Measurement Time (“Undelivered Customer Orders”).

“Inventory Count” means the physical count of all Inventory included in the Transferred Assets as conducted by the Seller or the Purchaser (or their respective Representatives), as applicable, in its good faith in accordance with this Agreement.

“Inventory Statements” has the meaning set forth in Section 2.10(c)(ii).

“Inventory Valuation Methodology” means Inventory which includes materials, labor and overhead and are stated at the lower of cost or net realizable value. Cost is determined by the first-in, first-out method. The Seller reviews inventory quantities on hand and records reserves for obsolescence based on historical selling prices, current market conditions and forecasted product demand, to reduce inventory to net realizable value.

“IP Assignment Agreement” means, collectively, the patent, trademark, and other intellectual property assignment agreements, dated as of the Closing Date, by and between the applicable member of the Seller Group and Purchaser, in form and substance reasonably acceptable to the parties hereto.

“IRC” means the Internal Revenue Code of 1986, as amended.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means with regard to the Seller, the actual knowledge, after a reasonable inquiry of their direct reports and records of the Seller Group, of Linda Findley, Amy O’Keefe, Sam Hellfeld, Dennis Hansen, Amber Minson, Tanya Skogerboe, Melissa Barra or Christopher Krusmark.

“Law” means any federal, provincial, state, local law, ordinance, principle of common law, code, regulation or statute.

“Leased Real Property” has the meaning set forth in Section 3.7.

“Liabilities” means debts, liabilities, Taxes, duties, penalties, fines, assessments, claims, causes of action, or other losses, fees, costs, expenses, obligations or commitments of any nature whatsoever, whether direct or indirect, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise, whenever or however arising.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), deed of trust, hypothecation, pledge, charge, security interest, claim, encroachment, option, easement, negative pledge, right of first refusal or first offer, conditional sale or other title retention agreement or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable Law (including any conditional sale or other title retention agreement and any lien arising under the Bankruptcy Code, including within the meaning of Section 101(37) of the Bankruptcy Code), whether secured or unsecured, choate or inchoate, filed or unfiled, scheduled or unscheduled, noticed or unnoticed, recorded or unrecorded, contingent or non-contingent, known or unknown.

“Marketing Expenditures” means all bona fide, third-party out-of-pocket expenditures made or committed to be made by or on behalf of the Seller Group in connection with the promotion, advertising, and marketing of the Business that are consistent with the Seller Group’s marketing practices prior to the Petition Date.

“Material Adverse Effect” means any event, occurrence, change, condition, circumstance, development or effect which has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (A) the business, financial condition, or results of operations of the Business or (B) the ability of Seller to timely consummate the Closing; provided, however, that none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been or may be, a Material Adverse Effect solely to the previous clause (A): (a) any change in, or effects arising from or relating to, general business or economic conditions affecting the industry in which the Business operates; (b) any change in, or effects arising from or relating to, the United States or foreign economies, or securities, banking or financial markets in general, or other general business, banking, financial or economic conditions (including (i) any disruption in any of the foregoing markets, (ii) debt defaults or other restructuring events of any country with respect to which bondholders take a discount to the debt of any country or any increases in the interest rates for any country’s debt, (iii) any change in currency exchange rates, (iv) any decline or rise in the price of any security, commodity, contract or index and (v) any increased cost, or decreased availability, of capital or pricing or terms related to any financing for the Transactions); (c) any change from, or effects arising from or relating to, the occurrence, escalation or material worsening of any act of God or other calamity, natural disaster, epidemic, pandemic or disease, outbreak, hostility, act of war, sabotage, cyber-attack or terrorism or military action; (d) any action taken to the extent required by this Agreement, or any action taken or failed to be taken, by the Seller at the written request of, or with the written Consent of, Purchaser or otherwise relating to Purchaser’s failure to Consent to any action restricted by Section 6.1; (e) any change in, or effects arising from or relating to changes in, Laws or accounting rules (including GAAP) or any interpretation thereof; (f) the failure of the Business to meet any of its projections, forecasts, estimates, plans, predictions, performance metrics or operating statistics or the inputs into such items (whether or not shared with Purchaser or its Affiliates or Representatives); provided that, the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a Material Adverse Effect; (g) national or international political, labor or social conditions; (h) the public announcement of, entry into or pendency of, this Agreement and the Transactions or the identity of Purchaser, including any termination of, reduction in or similar adverse impact on relationships, contractual or otherwise, with any customers, suppliers, financing sources, licensors, licensees, distributors, partners, employees or others having relationships with the Business (i) any effect arising or resulting from the filing, or the pendency, of the Bankruptcy Cases; or (j) any action required to be taken under any Law or Order by which any member of the Seller Group’s (or any of their properties) are bound; provided, however, such effects set forth in the foregoing clauses (a) through (c), clause (e) and clause (g) shall be taken into account in determining whether any Material Adverse Effect has occurred to the extent that any such effect has, or would reasonably be expected to have, a materially disproportionate effect on the Business relative to other participants in the industry in which the Seller Group operates.

“Measurement Time” means 12:01 a.m. Eastern Time on the Closing Date.

“Net Working Capital” means an amount equal to the Accounts Receivable plus the Inventory minus the Accounts Payable (which shall not exceed the Inventory Accounts Payable Cap), in each case determined in accordance with the Accounting Principles.

“Non-Transferred Asset” has the meaning set forth in Section 2.7(a).

“Non-Transferred Asset Term” has the meaning set forth in Section 2.7(b).

“Nonparty Affiliates” has the meaning set forth in Section 10.15.

“Notice of Disagreement” has the meaning set forth in Section 2.11(c).

“Objection Notice” has the meaning set forth in Section 2.10(e).

“Open Source Software” means all software (in source or object code form) or documentation that is subject to (a) a license or other agreement commonly referred to as an open source, free software, copyleft or community source code license (including but not limited to any code or library licensed under the GNU Affero General Public License, GNU General Public License, GNU Lesser General Public License, BSD License, Apache Software License, or any other public source code license arrangement) or (b) any other license or other agreement that requires, as a condition of the use, modification or distribution of software subject to such license or agreement, that such software or other software linked with, called by, combined or distributed with such software be (i) disclosed, distributed, made available, offered, licensed or delivered in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly, or disassembly of any kind, or (iv) redistributable at no charge, including without limitation any license defined as an open source license by the Open Source Initiative as set forth on www.opensource.org.

“Order” means any award, order, decree, writ, determination, directive, consent, binding decision, injunction, judgment, ruling or verdict entered, issued, made or rendered by any Governmental Authority or arbitrator.

“Organizational Documents” mean (a) the articles or certificates of incorporation and the by-laws of a corporation, (b) the partnership agreement and any statement of partnership of a general partnership, (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership, (d) the operating or limited liability company agreement and the certificate of formation of a limited liability company, (e) any charter, joint venture agreement or similar document adopted or filed in connection with the creation, formation or organization of a Person not described in clauses (a) through (d), and (f) any amendment or supplement to or equivalent of any of the foregoing.

“Outside Date” means the date that is one hundred fifty (150) days following the date of this Agreement.

“Owned Intellectual Property” means the Intellectual Property owned or purported to be owned by any of member of the Seller Group that is related to the Business.

“Payment Processor” means any payment processor, acquiring bank, credit card network, merchant services provider, or other third-party payment intermediary with which the Business has a merchant processing relationship, including, without limitation Synchrony.

“PCI DSS” has the meaning set forth in Section 3.20(a).

“Permit” means any license, franchise, permit, consent, clearance, approval, right, registration, qualification, accreditation, privilege, immunity, certificate, or similar authorization issued by, or otherwise granted by Governmental Authority.

“Permitted Liens” means, solely to the extent expressly permitted by the Sale Order to remain attached to the Transferred Assets following the Closing: (a) Liens for Taxes, assessments or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been accrued; (b) outstanding valid and timely-filed warehousemen’s, mechanics’, materialmen’s, repairmen’s or other carriers’, workers’, repairers’ and other similar Liens arising or incurred in the ordinary course of business for obligations that are not yet due and payable or being contested in good faith by appropriate proceedings and for which adequate reserves have been accrued; (c) zoning, entitlement and building regulations and land use restrictions that do not adversely affect the value of such real property in any material respect and do not materially interfere with the use or occupancy thereof as presently used in the ordinary course of business; (d) covenants, conditions, restrictions, easements and other similar matters affecting the Leased Real Property that do not adversely affect the value of such real property in any material respect and do not materially interfere with the use or occupancy thereof as presently used in the ordinary course of business; (e) purchase money Liens and Liens securing rental payments under capital lease arrangements; (f) Liens on Leased Real Property arising from the provisions of the applicable leases that are not violated in any material respect by the current use or occupancy of such Leased Real Property of the operation of the Business conducted thereon; (g) nonexclusive licenses of Intellectual Property granted in the ordinary course of business; (h) Liens arising under or created by this Agreement or any of the Related Documents; and (i) only for purposes of Article 3 and Section 6.1 (and not for purposes of the definition of “Free and Clear”), Liens arising in the ordinary course of business which do not and would not, individually or in the aggregate, reasonably be expected to interfere in any material respect with the operation or use of any Transferred Asset or conduct of the Business as currently operated or conducted and Liens set forth on Schedule 1.1(b).

“Person” means any individual, corporation (including any non-profit corporation), partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or any other entity or Governmental Authority.

“Personal Information” means any information in the possession or control of the Seller Group about an identifiable individual and any and all other information that relates to, or could reasonably be linked (directly or indirectly) or combined with other information to contact, locate, or identify a natural person, household or device or that otherwise constitutes “personal information,” “personal data” or any similar term provided by applicable Law.

“Petition Date” has the meaning set forth in the Recitals.

“Post-Auction Notice Deadline” has the meaning set forth in Section 5.10.

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and, with respect to a Straddle Period, the portion of such Straddle Period beginning after the Closing Date.

“Post-Petition Cure Costs” means all unpaid post-petition amounts accrued under an Assigned Contract from the Petition Date through the anticipated date of assumption and assignment of such Assigned Contract.

“Potential Assumption and Assignment Notice” has the meaning set forth in Section 2.4(a).

“Potential Assumption Notice Deadline” has the meaning set forth in Section 2.4(a).

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to a Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.

“Prepaid Rent” means all amounts actually paid in cash by the Seller prior to the Measurement Time to landlords or lessors under leases that are Assigned Contracts for occupancy periods commencing on or after the Closing Date, determined on a cash basis without giving effect to any straight-line rent or other non-cash adjustments under ASC Topic 842, which are embedded in the Seller’s operating lease right-of-use assets and expressly excluded herefrom. Prepaid Rent shall exclude: (i) amounts under leases not designated as Assumed Leases; (ii) security deposits and tenant improvement allowances; and (iii) §365(b)(1) cure amounts.

“Privacy Requirements” has the meaning set forth in Section 3.20(a).

“Processing” means, with respect to Personal Information, any operation or set of operations such as collection, recording, organization, structuring, storage, adaptation, enhancement, enrichment or alteration, retrieval, consultation, analysis, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

“Processor Reserve Deposit” means any and all cash, funds, or amounts that Purchaser is required to deposit, fund, post, or maintain with any Payment Processor on or after the Closing Date in order to establish, activate, or maintain a merchant processing relationship with such Payment Processor in connection with the operation of the Business following the Closing, including: (i) any initial reserve deposit, rolling reserve, or security deposit required by any Payment Processor as a condition to entering into or continuing a merchant services agreement or payment processing arrangement with Purchaser following the Closing; (ii) any reserve top-up, reserve replenishment, or incremental reserve funding required by any Payment Processor in connection with the Business following the Closing; (iii) any holdback, delayed settlement, or retention of settlement funds imposed by any Payment Processor on Purchaser in connection with payment card transactions processed in connection with the Business on or after the Closing Date; and (iv) any other amount required to be deposited, posted, or maintained by Purchaser with any Payment Processor as a condition to the uninterrupted processing of payment card transactions in connection with the Business following the Closing, in each case regardless of whether such Processor Reserve Deposit arises under an existing merchant services agreement assumed by Purchaser at Closing or a new merchant services agreement entered into by Purchaser following the Closing, and regardless of whether the applicable Payment Processor is the same Payment Processor that held any existing processor reserve balances prior to the Closing.

“Property Taxes” means any ad valorem (such as real and personal property) Taxes and any similar Taxes imposed or measured based on the ownership of the Transferred Assets, but, for the avoidance of doubt, other than (a) Taxes based on net or gross income and (b) Transfer Taxes.

“Proposed Cure Cost” has the meaning set forth in Section 2.4(a).

“Protected Leaves” has the meaning set forth in Section 6.7(b).

“Purchase Price” has the meaning set forth in Section 2.10(a).

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Designation Notice” has the meaning set forth in Section 2.4(a).

“Purchaser Group Members” has the meaning set forth in Section 10.19.

“Purchaser Plans” has the meaning set forth in Section 6.7(d).

“Purchaser Related Party” has the meaning set forth in Section 9.2(c).

“Purchaser Releasing Party” has the meaning set forth in Section 10.16(b).

“Purchaser Welfare Plans” has the meaning set forth in Section 6.7(d).

“Real Property Lease” has the meaning set forth in Section 3.7.

“Reconciliation Statement” has the meaning set forth in Section 2.10(e).

“Related Claims” means all claims or causes of action (whether in contract or tort, in law or in equity, or granted by statute or otherwise) that may be based upon, arise out of or relate to this Agreement, the Related Documents and any other document or instrument delivered pursuant to this Agreement or the Related Documents, or the negotiation, execution, termination, validity, interpretation, construction, enforcement, performance or nonperformance of this Agreement or the Related Documents or otherwise arising from the Transactions or the relationship between the parties (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with, or as an inducement to enter into, this Agreement or the Related Documents).

“Related Documents” means the Bill of Sale and Assignment and Assumption Agreement, the IP Assignment Agreement, and any other document, agreement, certificate or instrument entered into in connection with this Agreement.

“Remedial Action” has the meaning set forth in Section 6.5(b).

“Representative” means, with respect to a particular Person, any director, officer, member, manager, partner, employee, agent, consultant, advisor, investor, shareholder, contractor, subcontractor or other representative of such Person, including legal counsel, accountants and financial advisors.

“Required Employee Acceptance Threshold” means that at least eighty-five percent (85%) of the Business Employees (other than the Required Executives) to whom Purchaser (or its Affiliate) extends an offer of employment pursuant to Section 6.7(a) shall have accepted such offer of employment in writing and not revoked such acceptance prior to the date that is three (3) Business Days prior to the Closing Date.

“Required Executives” means each Business Employee of the Company with title of Senior Vice President or higher to whom Purchaser (or its Affiliate) extends an offer of employment pursuant to Section 6.7(a).

“Required Information” means (a) (1) the audited consolidated balance sheet of the Seller Group and the related consolidated statements of operations and cash flows for the two (2) most recently completed fiscal years of the Seller Group ended at least ninety (90) days prior to the Closing Date, together with all related notes and schedules thereto, and in each case accompanied by the audit reports thereon of Deloitte & Touche LLP, and (2) the unaudited consolidated balance sheet of the Seller Group and related consolidated statements of operations, stockholders’ equity and cash flows for any subsequent fiscal quarter ended at least forty-five (45) days prior to the Closing Date and the portion of the fiscal year through the end of such quarter (other than in each case the fourth (4th) quarter of any fiscal year) and, in each case, for the comparable period of the prior fiscal year, together with all related notes and schedules thereto, in the case of each of clauses (1) and (2) above, prepared in accordance with GAAP and in compliance with Regulation S-X (other than Rules 3-09, 3-10,3-16, 13-01 or 13-02 of Regulation S-X) and which, with respect to clause (2), shall have been reviewed by the independent auditors of the Seller Group as provided in AU 722; (b) financial statements and all other financial information derived from the historical books and records of the Seller Group reasonably requested by the Purchaser to the extent reasonably necessary to allow Purchaser to prepare pro forma financial statements (limited to data regarding the Seller Group) (including for the most recent four (4) fiscal quarter period ended at least forty-five (45) days prior to the Closing Date (or, if the end of the most recently completed four (4) fiscal quarter period is the end of a fiscal year, ended at least ninety (90) days prior to the Closing Date)) that give effect to the Transactions as if the Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statement of operations) and which are prepared in accordance with GAAP, but which need not be prepared in compliance with Regulation S-X or include adjustments the extent not customary in private placements pursuant to Rule 144A promulgated under the Securities Act and any portion of the disclosure in relation to any Debt Financing that relates to the Transactions; (c) financial data, audit reports, business and other information (and customary due diligence materials with respect to the Seller Group) derived from the historical books and records of the Seller Group regarding the Seller Group that is of the type and form customarily included in, and subject to other exceptions that are customary for, an offering memorandum for private placements of high-yield bonds under Rule 144A promulgated under the Securities Act, or otherwise necessary to receive from the independent auditors of the Seller Group (and any other auditor to the extent financial statements audited or reviewed by such auditor are or would be included in such offering memorandum) customary audit consents and customary “comfort” letters (including “negative assurance” comfort and change period comfort) with respect to the financial information of the Seller Group to be included in such offering memorandum; (d) the consents of auditors for use of their unqualified audit reports in any offering memorandum for any high-yield bonds being issued as part of or in lieu of all or a portion of the Debt Financing; (e) any replacements or restatements of and supplements to the information specified in items (a) through (d) above if any such information would contain a material misstatement or omission; (f) the authorization letters referred to in Section 9.6(a)(v); provided that the Required Information shall exclude (1) a description of the anticipated Debt Financing or any component thereof, including amounts, interest rates, dividends, fees and expenses related thereto, or other information customarily provided by the Debt Financing Sources or their counsel, (2) risk factors relating solely to (x) the anticipated Debt Financing or any component thereof and (y) the Transactions and any component thereof, (3) any post-Closing or pro forma assumed cost savings, synergies or similar adjustments (and the assumptions relating thereto) or capitalization, ownership information, (4) segment reporting, consolidating financial statements, separate subsidiary financial statements and other financial statements, data and analysis that would be required by Sections 3-09, 3-10, 3-16, 13-01 or 13-02 of Regulation S-X or Item 302 of Regulation S-K, (5) information required by Item 402 or Item 404 of Regulation S-K, (6) any pro forma financial statements, projections or other prospective information and (7) other information customarily exclude from an offering memorandum with respect to an offering of non-convertible high yield debt securities pursuant to Rule 144A promulgated under the Securities Act. Notwithstanding the foregoing, no information or financial statements shall be “Required Information” if it is not of the type customarily provided in connection with the type of Debt Financing actually (and actively) being pursued by the Purchaser.

“Response Period” has the meaning set forth in Section 2.10(e).

“Sale Hearing” means the hearing seeking entry of the Sale Order.

“Sale Order” means an Order of the Bankruptcy Court (A) Approving the Sale of the Debtors’ Assets Free and Clear of Liens, Claims, Interests, and Encumbrances and (B) Authorizing Assumption and Assignment of Executory Contracts and Unexpired Leases, and (C) Granting Related Relief, which otherwise shall be in form and substance reasonably acceptable to the Purchaser and Seller.

“SEC” means the United States Securities and Exchange Commission.

“Seller” has the meaning set forth in the Preamble.

“Seller Access Contact” has the meaning set forth in Section 6.2(a).

“Seller Group” has the meaning set forth in the Recitals.

“Seller Group Members” has the meaning set forth in Section 10.19.

“Seller Permits” has the meaning set forth in Section 3.5(b).

“Seller Plan” has the meaning set forth in Section 3.12(a).

“Seller Releasing Party” has the meaning set forth in Section 10.16(a).

“Seller Schedules” has the meaning set forth in Article 3.

“Seller Software” means any software (in source and object code form) included in the Owned Intellectual Property.

“Solvent” when used with respect to any Person, means that such Person and its subsidiaries, on a consolidated basis, (a) have property with fair value greater than the total amount of their debts and liabilities, contingent, subordinated or otherwise (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, can reasonably be expected to become an actual or matured liability), (b) have assets with present fair salable value (on a going concern basis) not less than the amount that will be required to pay their liability on their debts as they become absolute and matured, (c) will be able to pay their debts and liabilities, subordinated, contingent or otherwise, as they become absolute and matured and (d) are not engaged in business or a transaction, and are not about to engage in business or a transaction, for which they have unreasonably small capital.

“Sponsor” has the meaning set forth in Section 4.4(a).

“Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” has the meaning set forth in the Recitals.

“Successful Bidder” has the meaning set forth in the Bid Procedures Order.

“Target Closing Working Capital” means an amount equal to $101,363,147.

“Tax” means any and all U.S. federal, state, local and non-U.S. tax (including any income tax, franchise tax, branch profits tax, capital gains tax, value-added tax, sales tax, use tax, property tax, transfer tax, payroll tax, social security tax, withholding tax, alternative or add-on minimum tax or estimated tax), assessments, levies, duties, tariffs, imposts and other similar charges and fees and any related fine, penalty, interest, or additional amounts with respect thereto, imposed, assessed or collected by or under the authority of any Governmental Authority.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, claim for refund, estimated Tax filing, or other document or information (whether in tangible, electronic or other form), including any amendments, schedules attachments, supplements, appendices and exhibits thereto, filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection, or payment, of any Tax.

“Transactions” means the transactions contemplated by this Agreement and the Related Documents.

“Transfer Taxes” has the meaning set forth in Section 2.11.

“Transferred Assets” has the meaning set forth in Section 2.1.

“Transferred Employees” has the meaning set forth in Section 6.7(a).

“Transitions Services Agreement” has the meaning set forth in Section 6.12.

“Treasury Regulations” means the U.S. Department of Treasury regulations promulgated under the IRC.

“WARN Act” means the United States Worker Adjustment and Retraining Notification Act of 1988 and any similar foreign, state or local law.

“Willful Breach” means a material breach of a covenant or agreement contained in this Agreement that is a consequence of an act undertaken or a failure to act by the breaching Party with the actual knowledge by the breaching Party that the taking of such act or such failure to act would constitute or result in a breach of this Agreement.

1.2    Other Definitional and Interpretive Matters.

(a)    Unless otherwise expressly provided, for purposes of this Agreement and the Related Documents, the following rules of interpretation shall apply:

(i)    Calculation of Time Period.  All references to a day or days shall be deemed to refer to a calendar day or days, as applicable, unless otherwise specifically provided.  When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.  If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(ii)    Dollars.  Any reference to $ shall mean U.S. dollars, which is the currency used for all purposes in this Agreement and the Related Documents.  The specification of any dollar amount in the representations and warranties or otherwise in this Agreement, the Related Documents or the Schedules is not intended and shall not be deemed to be an admission or acknowledgement of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties hereto to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement, the Related Documents or the Schedules.

(iii)    Exhibits/Schedules.  The Exhibits and Schedules to this Agreement are an integral part of this Agreement.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any matter or item disclosed on one Schedule shall be deemed to have been disclosed on each other Schedule to the extent the relevance of such matter or item to such other Schedule is readily apparent from the face of such disclosure (without reference to any underlying document).  Disclosure of any item on any Schedule shall not constitute an admission or indication that any such item is required to be disclosed, or that such item or matter is material or has resulted in or will result in a Material Adverse Effect or that the included items or actions are not in the ordinary course of business.  No disclosure on a Schedule relating to a possible breach or violation of any Contract, Law or Order shall be construed as an admission or indication that a breach or violation exists or has actually occurred.  Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

(iv)    Gender and Number.  Any reference to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(v)    Headings.  The provision of a table of contents, the division of this Agreement or Related Documents into articles, sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement or Related Document, as applicable.  Unless otherwise specified, all references in this Agreement to any “Section” or other subdivision are to the corresponding section or subdivision of this Agreement, and all references in a Related Document to any “Section” or other subdivision are to the corresponding section or subdivision of such Related Document.

(vi)    Herein.  The words such as “herein,” “hereinafter,” “hereof” and “hereunder” that are used in this Agreement refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.  Uses of such words in the Related Documents shall refer to such Related Document as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(vii)    Or.  The word “or” shall be construed in the inclusive sense of “and/or” unless otherwise specified or indicated by, for example, the use of “either”.

(viii)    Including.  The word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(ix)    Successors.  A reference to any party to this Agreement, any Related Document or any other agreement or document shall include such party’s successors and permitted assigns.

(x)    Legislation.  A reference to any legislation or to any provision of any legislation shall include any amendment thereto, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

(xi)    Reflected On or Set Forth In.  An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statement, to the extent any such phrase appears in such representation or warranty, if (A) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statement that corresponds to the subject matter of such representation, (B) such item is otherwise specifically set forth on the balance sheet or financial statement or (C) such item is set forth in the notes to the balance sheet or financial statement.

(xii)    Made Available.  Any reference in this Agreement to “made available” means a document or other item of information that was made available to Purchaser or its Representatives by being posted to (and properly indexed within) the “Atlas” electronic data room hosted by DataSite in connection with the transactions contemplated by this Agreement prior to the execution of this Agreement.

(xiii)    Ordinary Course of Business.  Any reference in this Agreement to “ordinary course of business” means the ordinary and usual course of normal day-to-day operations of the Business as conducted by the Seller Group through the date hereof, taking into account and in all respects consistent with the Approved Budget and/or approved by the Bankruptcy Court in the Bankruptcy Cases, except for compliance with legal requirements in connection with the Bankruptcy Cases (including conduct of the Auction).

(b)    The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the Related Documents and, in the event an ambiguity or question of intent or interpretation arises, this Agreement and the Related Documents shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement and the Related Documents.  The parties hereto agree that changes from earlier drafts to the final version of this Agreement do not necessarily imply that the party agreeing to such change is agreeing to a change in meaning (as the party agreeing to such change may believe the change is stylistic and non-substantive); consequently, no presumption should exist by virtue of a change from a prior draft.

Article 2
The Purchase and Sale; Closing

2.1    Purchase and Sale.  Upon the terms and subject to the conditions set forth in this Agreement, including for the avoidance of doubt Section 2.2, and the Sale Order, at the Closing, in exchange for an aggregate payment from Purchaser to the Seller, Purchaser shall purchase, assume and accept from the Seller and its Subsidiaries, and Seller shall, and shall cause the other members of the Seller Group to, sell, transfer, assign, convey and deliver (or shall cause the sale, transfer, assignment, conveyance and delivery) to Purchaser, Free and Clear, as applicable, all of the rights, title and interests in, to and under the assets and interests of the Seller Group that are used, held for use or useful in connection with the Business (other than the Excluded Assets) as the same shall exist on the Closing Date (collectively, the “Transferred Assets”), including, but not limited to the Seller Group’s right, title and interest in, to and under the following:

(a)    to the extent transferable, the Permits held by the Seller Group used in the Business or used in connection with the Transferred Assets;

(b)    all Contracts to which a member of the Seller Group is a party that Purchaser elects to assume pursuant to Section (k) but excluding any Seller Plan and Contracts that expire or are terminated prior to the Closing or during the Designation Rights Period, as applicable (each, an “Assigned Contract,” and collectively, the “Assigned Contracts”);

(c)    all books and records, documents, files, data and information of the Seller Group, other than the Excluded Books and Records;

(d)    the Owned Intellectual Property, together with all (i) royalties, fees, income, payments, and other proceeds now or hereafter due or payable to Seller with respect to such Owned Intellectual Property; (ii) claims and causes of action with respect to such Owned Intellectual Property, including all past, present and future rights to and claims for damages, restitution, and injunctive and other legal or equitable relief for infringement, misappropriation, or other violation thereof; and (iii) all tangible embodiments of the Owned Intellectual Property, including software, works of authorship, data, documentation, websites, website content and technology;

(e)    all personal property and interests therein, including machinery, equipment, furniture, office equipment, communications equipment, information technology systems, computer systems, hardware, vehicles, spare and replacement parts, fuel, and other tangible personal property used in the Business and owned by the Seller Group;

(f)    all of the Seller Group’s rights, claims or causes of action (including, for the avoidance of doubt, any Avoidance Actions or any Action against any officer, director, manager, stockholder, agent, Affiliate, advisor, Representative or employee of the Seller Group) against third parties or any Transferred Employees relating to the assets, properties, business or operations of the Seller Group that are related to the Business, the Transferred Assets or the Assumed Liabilities, except for such rights, claims and causes of action solely related to the Excluded Assets or Excluded Liabilities (the “Acquired Claims”);

(g)    all Inventory;

(h)    all Accounts Receivable;

(i)    all marketing, advertising, and promotional materials and product samples and designs used in the Business and owned by the Seller Group;

(j)    all prepaid expenses of the Seller Group, including deposits, security deposits, merchant deposits, prepaid rent, escrow monies, and prepaid expenses previously paid by the Seller Group to fulfill the Seller Group’s obligations under any Transferred Assets;

(k)    the right to receive and retain mail and other communications of the Seller Group and the right to bill and receive payment for services performed or transactions processed that are unbilled or unpaid as of the Closing, in each case, to the extent related to the Transferred Assets or the Assumed Liabilities;

(l)    all third-party warranties, guarantees, refunds, rights of recovery, rights of set-off or counter-claim and rights of recoupment of every kind and nature for the benefit of, or enforceable by, any member of the Seller Group, in each case that are related to the Business, the Transferred Assets or the Assumed Liabilities; and

(m)    all goodwill, customer and referral relationships, and other intangible assets related to the Business or the Transferred Assets.

2.2    Excluded Assets.  Notwithstanding the provisions of Section 2.1 or anything to the contrary herein, any and all assets, rights and properties of the Seller Group that are not described in Section 2.1 as Transferred Assets, including the following (each, an “Excluded Asset,” and collectively, the “Excluded Assets”), shall be retained by the Seller Group, and Purchaser and its designees shall acquire no right, title or interest in the Excluded Assets in connection with the Transaction:

(a)    all (i) cash and cash equivalents (including the Customer Deposit Balance), wherever located, including bank balances and bank accounts or safe deposit boxes, monies in the possession of any banks, savings and loans or trust companies and similar cash items, (ii) except to the extent related to an Assigned Contract, escrow monies and deposits in the possession of landlords and utility companies, and (iii) investment securities and other short- and medium-term investments;

(b)    all rights of the Seller Group under this Agreement or the Related Documents, including, without limitation, the right to receive the Purchase Price and to enforce the Seller Group’s rights and remedies thereunder;

(c)    all Excluded Contracts, other than the Assigned Contracts, to which any member of the Seller Group or any of their respective Affiliates is a party;

(d)    (i) any attorney-client privilege and attorney work-product protection of any member of the Seller Group or associated with the Business as a result of legal counsel representing any member of the Seller Group or the Business, including in connection with the Transactions; (ii) all documents subject to the attorney-client privilege and work-product protection described in the foregoing clause (i); (iii) all documents maintained by any member of the Seller Group relating to the drafting, negotiation, execution, delivery and performance of this Agreement, any Related Document or any agreements with any other bidder in connection with any sale process previously conducted by or in which any member of the Seller Group was previously involved, including the sale process leading to the entry into this Agreement; and (iv) claims (and resulting proceeds) under any director and officer, errors and omissions, fiduciary, commercial crime insurance and other insurance policies;

(e)    any rights of the Seller Group to Tax refunds (including any rights to refunds, credits or other rebates arising from or relating to tariffs, duties or similar charges) or credits for overpayment of Taxes in lieu of a refund, in each case attributable to (i) Taxes that the Seller Group paid prior to the Closing, (ii) Taxes that are Excluded Liabilities or (iii) Property Taxes for which the Seller Group is liable pursuant to Section 7.3;

(f)    the Excluded Books and Records;

(g)    any capital stock, shares, warrants, stock options, membership interests, partnership interests, units, or other equity or equity-linked securities of any member of the Seller Group or of any other Person;

(h)    all Seller Plans and all assets, trusts, accounts, insurance policies and other rights and interests relating thereto;

(i)    any assets not otherwise designated as Transferred Assets;

(j)    all rights and interests of the Seller Group to the assets, claims and other matters listed on Schedule 2.2(j);

(k)    except for Acquired Claims, all of the Seller Group’s rights, claims or causes of action against third parties relating to the assets, properties, business or operations of the Seller Group (including all guaranties, warranties, indemnities and similar rights in favor of the Seller Group or any of their Affiliates) to the extent arising under the Bankruptcy Code or relating to any of the Excluded Assets or Excluded Liabilities, in each case, whether arising by way of counterclaim or otherwise, and whether arising out of transactions occurring prior to, on or after the Closing Date; and

(l)    all prepaid expenses, claims, deposits, prepayments, refunds, causes of action, demands, Actions, suits, rights of recovery, rights under guarantees, warranties, indemnities and all similar rights against third parties, rights of setoff and rights of recoupment, in each case, to the extent related to or used in or held for use for the Excluded Assets listed in clauses (a) through (j) above.

2.3    Assumption of Liabilities.  On the terms and subject to the conditions set forth in this Agreement, subject to Section (a), Purchaser shall, effective as of the Closing, assume and agree to pay, discharge and perform in accordance with their terms the following Liabilities of the Seller Group as the same shall exist on the Closing Date or arise after the Closing Date (each, an “Assumed Liability,” and collectively, the “Assumed Liabilities”):

(a)    all Liabilities (other than Taxes) arising under the Assigned Contracts, that first are incurred or arise after the Closing Date and to the extent they are not the result of a breach of any Assigned Contract prior to the Closing;

(b)    all Liabilities (other than Taxes) arising from the Transferred Assets, that first are incurred or arise after the Closing Date;

(c)    all Liabilities outstanding as of or arising after the Closing for returns of merchandise previously sold to customers, to the extent such returns are in compliance with the applicable return policy in effect as of the time of such sale;

(d)    all Liabilities for gift cards or gift certificates validly issued by the Seller Group in the ordinary course of business and outstanding as of the Closing, including any outstanding customer loyalty, rewards or similar program obligations to the extent such rewards are redeemable for gift cards, gift certificates or other merchandise;

(e)    all Liabilities for orders placed by the Seller Group’s customers for Inventory that has not been shipped to such customer prior to the Closing and all orders for goods, materials or services placed by the Seller Group in good faith and in the ordinary course of business and that are reasonably necessary to fulfill such orders placed by the Seller Group’s customers in respect of such Inventory;

(f)    all Liabilities arising from any warranties relating to or arising out of any Transferred Asset that are first incurred or arise after the Closing;

(g)    (i) all Liabilities for Taxes imposed with respect to or arising out of the Transferred Assets for any Post-Closing Tax Period, (ii) Property Taxes for which Purchaser is liable pursuant to Section 7.3;

(h)    solely to the extent such Liabilities relate to periods following the Closing (i) all accounts payable of the Seller Group to the extent related to the Business, arising out of or related to the purchase of goods, materials or services in the ordinary course of business by or on behalf of the Seller Group and (ii) all other trade payables of the Seller Group incurred in the ordinary course of business, to the extent related to the Business or the Transferred Assets;

(i)    all Liabilities arising out of or relating to any of the Transferred Employees solely to the extent such Liabilities are first incurred or arise after the Closing;

(j)    all Liabilities related to or arising out of the ownership and operation of the Transferred Assets or the Business from and after the Closing;

(k)    all Cure Costs (subject to the Cure Costs Deductions as set forth in Section 2.10(a));

(l)    Liabilities equal to $10,278,441 in Accounts Payable in respect of Inventory (the “Inventory Accounts Payable Cap”); and

(m)    all Liabilities for which the Purchaser is responsible pursuant to Section 2.4(o) of this Agreement during the Designation Rights Period.

2.4    Assumption/Rejection of Certain Contracts (including Real Property Leases) and Designation Rights.

(a)    No later than fourteen (14) days following the Petition Date (the “Potential Assumption Notice Deadline”), the Seller shall file a notice (the “Potential Assumption and

Assignment Notice”) with the Bankruptcy Court (and properly serve it on all relevant counterparties), which shall include (i) a true and complete list of all Contracts to which any member of the Seller Group is a party (other than any Contracts that have been previously rejected or are subject to a pending motion to reject in the Chapter 11 Cases) and (ii) to the Seller’s Knowledge, a good faith calculation of the Cure Costs with respect to the Contracts identified on the Potential Assumption and Assignment Notice, which shall include (x) all prepetition arrears, plus (y) a good faith estimate of Post-Petition Cure Costs (the “Proposed Cure Costs”). The Debtors shall update the Potential Assumption and Assignment Notice from time to time, but no less frequently than once per month, in the event that they (i) identify new contracts that were not previously included in the initial Potential Assumption and Assignment Notice, or (ii) determine that a Proposed Cure Cost for any Contract should be modified.

(b)    Prior to the Closing Date, the Seller shall file a notice (the “Proposed Assumption and Assignment Notice”) with the Bankruptcy Court (and properly serve it on all relevant counterparties), which shall include a schedule of the Contracts that were designated as of such date by the Purchaser, in its sole discretion, as Assigned Contracts.  The assumption and assignment to Purchaser of any Contract designated as an Assigned Contract in the Proposed Assumption and Assignment Notice shall be deemed effective upon Closing pursuant to the Sale Order.

(c)    During the Designation Rights Period, Purchaser may, in its sole discretion, designate any Designated Contract for either (x) assumption and assignment to Purchaser, or (y) rejection, in each case by providing written notice to the Seller Group (a “Purchaser Designation Notice”); provided that Purchaser shall provide the Seller Group with a Designation Notice in respect of any such Contract at least seven (7) Business Days prior to the expiration of the Designation Rights Period. Each Purchaser Designation Notice for a Designated Contract that is to be assumed and assigned to Purchaser shall include the Proposed Cure Cost associated with such Designated Contract.  Within three (3) Business Days of the Seller Group’s receipt of a Purchaser Designation Notice, the Seller Group shall file a notice (the “Designation Rights Period Assumption and Assignment Notice”) with the Bankruptcy Court, and properly serve it on all relevant counterparties, which notice shall, if applicable, include the Proposed Cure Cost and relevant objection deadline(s), if any, for each Designated Contract included therein.  In the event that the Proposed Cure Cost for a Designated Contract in any Designation Rights Period Assumption and Assignment Notice is consistent with the Proposed Cure Cost in the Potential Assumption and Assignment Notice, or the relevant counterparty has consented to any deviation therefrom, the assumption and assignment of such Designated Contract shall be deemed effective upon the filing of such notice.  If the Proposed Cure Cost has changed from the Potential Assumption and Assignment Notice and has not been agreed to by the relevant counterparty, or the counterparty to the Designated Contract has not previously received notice of the potential assumption and assignment of their Contract, the counterparty to such Designated Contract shall have fourteen (14) days from the date of the Designation Rights Period Assumption and Assignment Notice to object to the Proposed Cure Cost and, if no timely objection is filed, the assumption and assignment of such Designated Contract shall be deemed effective upon the expiration of that fourteen (14) day period.

(d)    Upon the expiration of the Designation Rights Period, the Seller shall file a final notice (the “Final Assumption and Assignment Notice”), which shall include a final schedule of the Assigned Contracts that were designated by the Purchaser (including all Contracts (i) assumed by the Purchaser at Closing and (ii) designated for assumption and assignment pursuant to a Purchaser Designation Notice).

(e)    The Sale Order shall provide that the assumption and assignment of (i) a Contract included on the Proposed Assumption and Assignment Notice for which (1) no objection was timely made or (2) an objection was timely made but resolved prior to entry of the Sale Order shall, in each case, be effective upon entry of the Sale Order and (ii) a Designated Contract shall be effective without further order of the Bankruptcy Court (x) immediately, upon the filing of the Designation Rights Period Assumption and Assignment Notice, or (y) upon expiration of the applicable objection deadline set forth in the Designation Rights Period Assumption and Assignment Notice or the Final Assumption and Assignment Notice (as applicable) unless the counterparty to such Designated Contract timely serves an objection upon Purchaser and the Seller that relates to adequate assurance of future performance or a cure cost issue that could not have been raised in an objection to any Assumption/Rejection Notice prior to the Sale Hearing. If Purchaser, the Seller and the applicable counterparty are unable to resolve an objection timely served, the Seller shall resolve the matter pursuant to Section 2.4(q).

(f)    Within three (3) Business Days of the Seller Group’s receipt of a Purchaser Designation Notice, the Seller Group shall, with respect to any Contract designated in a Purchaser Designation Notice to be rejected, file a notice (a “Designation Rights Period Rejection Notice”) with the Bankruptcy Court (and properly serve it on all relevant counterparties).  The Sale Order shall provide that the rejection of any Designated Contract shall be effective without further order of the Bankruptcy Court.

(g)    Any Contract that is not designated for assumption and assignment or rejection before the expiration of the Designation Rights Period shall be deemed rejected, effective upon the expiration of the Designation Rights Period, without the need for any further order of the Bankruptcy Court.

(h)    For the avoidance of doubt, all Contracts designated for assumption and assignment to Purchaser pursuant to a Purchaser Designation Notice during the Designation Rights Period and assumed and assigned to Purchaser shall be deemed Assigned Contracts for all purposes hereunder.

(i)    Notwithstanding Section 2.4(c), the Sale Order shall provide that, during the Designation Rights Period, Purchaser may deliver a written notice to the Seller Group of Purchaser’s entry into an agreement with the counterparty to any Contract listed on a Potential Assumption and Assignment Notice pursuant to which such counterparty consents to the assumption and assignment to Purchaser or its designee of such Contract on the terms set forth in such agreement. The assumption and assignment of any such Contract pursuant to this Section 2.4(i) shall be effective on the date set forth in the written notice provided to the Seller Group without further order of the Bankruptcy Court. For the avoidance of doubt, Purchaser may negotiate such assumption and assignment directly with the Contract counterparty.

(j)    Purchaser shall be responsible for any and all Liabilities of the Seller Group under Designated Contracts in each case that are incurred and come due and payable during the Designation Rights Period through the effective date of (i) any such Designated Contract’s assumption and assignment to Purchaser, (ii) rejection by any member of the Seller Group, or (iii) deemed rejection, in each case, in accordance with this Agreement. For the avoidance of doubt, Purchaser shall pay all such Liabilities on a current basis as and when they come due and payable.

(k)    The Seller Group shall take all actions reasonably required to assume and assign the Assigned Contracts to Purchaser, including taking all actions reasonably necessary, at Purchaser’s expense following the Closing Date, to facilitate any negotiations with the counterparties to such Contracts and, if necessary, to obtain an order of the Bankruptcy Court containing a finding that the proposed assumption and assignment of the Contracts to Purchaser satisfies all applicable requirements of section 365 of the Bankruptcy Code.

(l)    Purchaser shall take all actions reasonably required for the Seller Group to assume and assign the Assigned Contracts to Purchaser, including taking all actions reasonably necessary to facilitate any negotiations with counterparties to such Contracts and, if necessary, to obtain an order of the Bankruptcy Court containing a finding that the proposed assumption and assignment of the Contracts to Purchaser satisfies all applicable requirements of section 365 of the Bankruptcy Code.

(m)    Notwithstanding any provision in this Agreement to the contrary, a Contract shall not be an Assigned Contract hereunder and shall not be assigned to, or assumed by, Purchaser to the extent that such Contract is (i) deemed rejected under Section 365 of the Bankruptcy Code (ii) the subject of an objection to assignment or assumption or requires the Consent of any Governmental Authority or other third party in order to permit the assumption and assignment by the applicable Seller to Purchaser of such Contract pursuant to Section 365 of the Bankruptcy Code, and such objection has not been resolved pursuant to Section 2.4(q) of this Agreement or such Consent has not been obtained by the Closing Date or the expiration of the Designation Rights Period, as applicable, or (iii) is validly terminated by any party thereto other than Seller, or terminates or expires by its terms, on or prior to such time as it is to be assumed by Purchaser as an Assigned Contract hereunder and is not continued or otherwise extended upon assumption.

(n)    During the Designation Rights Period, the Seller Group shall use commercially reasonable efforts to provide unrestricted access to all properties governed by any Designated Contract that is a Real Property Lease to allow the Purchaser to operate the Business during the period from and after the Closing Date through the effective date of the applicable assumption and assignment of the Real Property Lease to the Purchaser or rejection in accordance with this Agreement.

(o)    Purchaser shall as promptly as reasonably practicable, but in any event upon assumption and assignment of any Assigned Contract hereunder, pay all Cure Costs (if any) in connection with any such assumption and assignment.

(p)    During the Designation Rights Period, the Seller Group shall not reject, terminate, amend, supplement, modify, waive any rights under, or create any adverse interest with respect to any Designated Contract, or take any affirmative action not required thereby, without the prior written consent of Purchaser unless (i) Purchaser has provided written notice to the Seller Group designating such Contract for rejection pursuant to this Section 2.4, or (ii) in the case of any Contract as to which Purchaser has breached its obligations with respect to the payment of Liabilities associated with such Contract to the extent required by the terms hereof if Purchaser has failed to cure such breach within five (5) Business Days after receiving written notice of such breach from Seller.

(q)    In no event shall Seller settle an objection to the assignment of an Assigned Contract listed on the Proposed Assumption and Assignment Notice or a Designated Contract, including as to Cure Costs, without the express prior written consent of Purchaser (with an e-mail consent being sufficient).

(i)    In the event any such objection is unresolved prior to the expiration of the Designation Rights Period, the Seller may elect not to assume and assign the potentially Assigned Contract and designate such Contract for rejection.

(ii)    With regard to any Designated Contract that is the subject of a timely-filed objection, the parties will cooperate in good faith to resolve such objections. If Purchaser, Seller and the applicable counterparty to such Designated Contract are unable to resolve such objection prior to the expiration of the Designation Rights Period, Seller shall schedule the matter for hearing on no less than five (5) Business Days’ notice; provided, that, any such hearing shall occur no later than the date on which the hearing is held before the Bankruptcy Court on confirmation of a plan of reorganization or liquidation in the Bankruptcy Cases.  Upon entry of an Order of the Bankruptcy Court determining any Cure Costs and authorizing the assumption and assignment to Purchaser of any Designated Contract, which order shall be in a form and substance reasonably acceptable to Purchaser, Purchaser shall have the option to either (i) designate such Designated Contract for assumption and assignment to Purchaser, or (ii) designate such Designated Contract for rejection.

(r)    The objection deadlines and notice requirements for each of the Assumption/Rejection Notices shall be as provided in the Bidding Procedures Order.

2.5    Excluded Liabilities.  Purchaser is assuming only the Assumed Liabilities of the Seller Group and shall not assume, be obligated to pay, perform or otherwise discharge, or in any other manner be liable or responsible for any other Liabilities of, or Action against, the Seller Group or relating to the Transferred Assets or the Business, of any kind or nature whatsoever, whether absolute, accrued, contingent, or otherwise, liquidated or unliquidated, due or to become due, known or unknown, currently existing or hereafter arising, matured or unmatured, direct or indirect, and however arising, whether existing on the Closing or arising thereafter as a result of any act, omission, or circumstance taking place prior to the Closing. Notwithstanding anything in this Agreement to the contrary, the Assumed Liabilities shall not include any Liabilities or obligations for any Excluded Taxes, and the Seller Group shall retain and shall be responsible for, all Liabilities that are not Assumed Liabilities (all such Liabilities not being assumed herein referred to as the “Excluded Liabilities”). Without limiting the foregoing, Purchaser shall not be obligated to assume, and does not assume, and hereby disclaims all the Excluded Liabilities, including the following Liabilities of any member of the Seller Group or of any predecessor of any member of the Seller Group, whether incurred or accrued before or after the Closing:

(a)    any Liabilities to the extent not relating to or arising out of the Business or the Transferred Assets, including any Liabilities to the extent relating to or primarily arising out of the Excluded Assets;

(b)    any Liabilities in respect of any Contracts that are not Assigned Contracts or Designated Contracts (and in the case of Designated Contracts, only to the extent provided in Section 2.4(j) and for so long as such Designated Contracts remain Designated Contracts), including any Liabilities arising out of the rejection of any such Contracts pursuant to Section 365 of the Bankruptcy Code;

(c)    any administrative expenses or priority claims (other than claims or expenses that are included in the Cure Costs);

(d)    all Liabilities for fees, costs and expenses that have been incurred or that are incurred or owed by the Seller Group in connection with this Agreement or the administration of the Bankruptcy Cases (including all fees and expenses of professionals engaged by the Seller Group) and administrative expenses and priority claims accrued through the Closing Date and specified post-Closing administrative wind-down expenses of the Seller Group’s bankruptcy estates pursuant to the Bankruptcy Code (which such amounts shall be paid by the Seller Group from the proceeds collected in connection with the Excluded Assets) and all costs and expenses incurred in connection with (i) the negotiation, execution and consummation of the Transactions and each of the Related Documents, (ii) the negotiation, execution and consummation of any debtor-in-possession financing agreement, and (iii) the consummation of the Transactions, including any retention bonuses, “success” fees, change of control payments and any other payment obligations of the Seller Group payable as a result of the consummation of the Transactions and the Related Documents;

(e)    all Liabilities of the Seller Group arising out of or relating to any pending or threatened Action;

(f)    all Liabilities of the Seller Group under this Agreement or any Related Document and the transactions contemplated hereby and thereby;

(g)    Excluded Taxes;

(h)    all Liabilities arising under Environmental Laws, other than to the extent arising solely out of events, facts or circumstance that first occur on or after the Closing with respect to the Transferred Assets;

(i)    all Liabilities of the Seller Group or any of their predecessors to their respective direct or indirect equityholders, including any dividends, distributions in liquidation, redemption of interests, option payments or otherwise;

(j)    all Liabilities arising out of or relating to any business or property formerly owned or operated by any member of the Seller Group, any Affiliate or predecessor thereof, but not presently owned or operated by any member of the Seller Group;

(k)    all Liabilities of the Seller Group associated with any and all indebtedness, including any guarantees of third party obligations and reimbursement obligations to guarantors of the Seller Group; or

(l)    (i) any severance, retention, change-in-control, bonuses, commissions, deferred compensation, state or federal WARN, or similar payments or obligations of Seller arising prior to the Closing, whether or not triggered by the Transactions and (ii) all Liabilities and obligations arising out of, relating to or in connection with (a) any Business Employee, who is not a Transferred Employee, arising at any time, or (b) any Transferred Employee that are first incurred or arise on or prior to the Closing Date, in each case including those related to payment, claims, indemnification, paid time off, the WARN Act or any other Law, or benefits under workers’ compensation or any other Laws.

2.6    Excluded Contracts.  Any Contract that Purchaser elects not to be an Assigned Contract pursuant to Section (k) of this Agreement shall be considered an excluded contract (“Excluded Contract”) (and shall constitute an Excluded Asset and not be included in the Transferred Assets) for all purposes of this Agreement and Purchaser shall not have any obligation to satisfy or pay any Cure Costs or other Liabilities with respect to such Excluded Contract, subject only to Section 2.5(c), if applicable.

2.7    Nontransferable Assets and Liabilities.

(a)    Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or transfer any Transferred Asset or any claim, right or benefit arising thereunder or resulting therefrom if an attempted assignment or transfer thereof, without the Consent of a third party (including any Governmental Authority) (after giving effect to the Sale Order or any other applicable order of the Bankruptcy Court that effects such transfer without any required Consents), would constitute a breach or other contravention thereof or a violation of Law (each, a “Non-Transferred Asset”).

(b)    If, on the Closing Date, any third-party Consent is not obtained for a Non Transferred Asset, or if an attempted transfer or assignment thereof would be ineffective or a violation of Law, then, until the earlier of (i) forty (40) days following the Closing Date and (ii) the date on which any such requisite Consent is obtained therefor and the same is transferred and assigned to Purchaser or its designee (such time period, the “Non-Transferred Asset Term”), (A) such Non-Transferred Asset shall be held in trust by the Seller as agent for the Purchaser, and the Seller shall, to the extent permitted by Law, provide to Purchaser the benefits and Purchaser shall assume the obligations and bear the economic burdens associated with such Non-Transferred Asset and (B) the Seller and Purchaser shall use commercially reasonable efforts to enter into a mutually agreeable arrangement, to the extent feasible and without the need for any such Consent by which for the duration of the Non-Transferred Asset Term, (1) the Seller shall, at Purchaser’s sole expense, provide Purchaser with the economic and operational equivalent of obtaining the requisite third-party Consent and assigning the applicable Non-Transferred Asset to Purchaser and (2) Purchaser shall perform, at its sole expense, the obligations and assume the economic burdens of the Seller or its Affiliates to be performed after the Closing with respect to such Non-Transferred Asset; provided that no member of the Seller Group will be obligated to pay any consideration or grant any accommodation therefor to any Person from whom Consent or approval is requested or to initiate any Actions to obtain any such Consent or approval.  Purchaser shall promptly, upon receipt of a written request therefor, which request shall also include evidence of such payments and any other supporting documentation reasonably requested by Purchaser, from the Seller, reimburse the Seller for all monies paid by the Seller on Purchaser’s behalf in connection with any Assumed Liability not assigned or transferred to Purchaser pursuant to this Section 2.7.

2.8    Closing.  The closing of the Transactions (the “Closing”) will take place remotely by electronic exchange of documents on the date (the “Closing Date”) that is the third (3rd) Business Day after the date on which all of the conditions set forth in Article 8 (excluding conditions that, by their terms, are to be satisfied at the Closing, but subject to the satisfaction or waiver of all such conditions at the Closing), have been satisfied or waived by the party hereto entitled to the benefit of the same, unless another time or date is agreed to in writing by the parties hereto provided that in no event shall the Closing occur prior to the date that is forty-five (45) days after the date hereof without the prior written consent of the Purchaser.  Any actions required to take place in person will take place at Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017 at 10:00 a.m. (Eastern Time).  Except as otherwise set forth herein, all proceedings to be taken and all documents to be executed and delivered by all parties hereto at the Closing will be deemed to have been taken and executed simultaneously and no proceedings will be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.

2.9    Closing Deliveries of the Parties.  At or prior to the Closing:

(a)    Purchaser and the Seller (or the applicable member of Seller Group) shall execute and deliver the Bill of Sale and Assignment and Assumption Agreement;

(b)    Purchaser shall deliver, or cause to be delivered, to the Seller or the applicable Person each of the following:

(i)    a certificate, dated as of the Closing Date, executed by or on behalf of Purchaser as to the satisfaction of the conditions set forth in Section 8.3(a) and Section 8.3(b);

(ii)    the Purchase Price, by cash, by wire transfer of immediately available funds to an account or accounts designated by Seller, or a combination of such methods;

(iii)    the Adjustment Escrow Amount to the Adjustment Escrow Account;

(iv)    the amount of the Assumed Liabilities described in Section 2.3, by assuming such Assumed Liabilities pursuant to the Bill of Sale and Assignment and Assumption Agreement;

(v)    the Transition Services Agreement; and

(vi)    the IP Assignment Agreement.

(c)    the Seller (or the applicable member of Seller Group) shall deliver, or cause to be delivered, to Purchaser each of the following:

(i)    a certificate, dated as of the Closing Date, executed by or on behalf of the Seller as to the satisfaction of the conditions set forth in Section 8.2(a) and Section 8.2(b);

(ii)    a properly completed IRS Form W-9 for the Seller, duly completed and executed;

(iii)    an irrevocable power of attorney for the Owned Intellectual Property, duly executed by the applicable member of the Seller Group;

(iv)    the Transition Services Agreement;

(v)    the IP Assignment Agreement; and

(vi)    a copy of the Sale Order as entered by the Bankruptcy Court.

2.10    Purchase Price; Assumed Liabilities; Inventory Count; Closing Statement.

(a)    At the Closing, upon the terms and subject to the conditions set forth herein, in full consideration for the sale, transfer, conveyance, assignment and delivery of the Transferred Assets to Purchaser, Purchaser shall (i) pay to the Seller (A) the Base Purchase Price, plus (B) Prepaid Rent, plus or minus (C) the Closing Working Capital Adjustment, if any, minus (D) the Adjustment Escrow Amount, minus (E) any Cure Costs Deductions, if any, minus (F) the Processor Reserve Deposit, minus (G) the Additional Inventory Shortfall, if any, minus (H) the Closing Marketing Expenditure Deduction, if any (the “Purchase Price”) and (ii) assume the Assumed Liabilities.

(b)    Purchaser agrees to pay, perform, honor, and discharge, or cause to be paid, performed, honored and discharged, all Assumed Liabilities in a timely manner in accordance with the terms hereof, including paying or causing to be paid by the Closing all Cure Costs in accordance with the Sale Order; provided that any Cure Costs related to a Designated Contract designated to be assumed by the Purchaser pursuant to a Designation Notice during the Designation Rights Period shall be paid as soon as reasonably practicable following the effective date of such Designated Contract’s assumption and assignment to Purchaser.

(c)    Inventory Count.

(i)    The Seller shall commence the Inventory Count no later than six (6) Business Days prior to the Closing Date and shall complete the Inventory Count no later than four (4) Business Days prior to the Closing Date. The Inventory Count shall be conducted in accordance with the Inventory Valuation Methodology.

(ii)    At the end of the Inventory Count, as promptly as reasonably practicable (but, for the avoidance of doubt, prior to the delivery of the Closing Statement), Seller shall deliver a certificate, executed by an authorized officer of Seller, setting forth in reasonable detail the results of the Inventory Count, together with reasonable supporting documentation used in applying the Accounting Principles (the “Inventory Statements”).

(d)    Closing Statement. No later than four (4) Business Days prior to the Closing Date, Seller shall deliver to Purchaser a written statement (the “Closing Statement”) setting forth Seller’s good faith estimates of (i) the Prepaid Rent, Closing Working Capital (including Closing Inventory Value) and the Closing Working Capital Adjustment, (ii), the Processor Reserve Deposit, (iii) the Additional Inventory Shortfall, if any, (iv) the Closing Marketing Expenditure Deduction, if any and (v) using the amounts referred to in the preceding clauses (i) through (iv), the resulting Purchase Price, together with copies of such documents and information used by Seller in its calculation of such amounts as are reasonably necessary for Purchaser to review and verify such amounts. Notwithstanding anything to the contrary in this Agreement, for purposes of calculating Closing Working Capital and the Closing Working Capital Adjustment, the value of Inventory included in such calculation shall not exceed $105,459,944 (the “Inventory Cap”). To the extent the Closing Inventory Value exceeds the Inventory Cap, (i) such excess Inventory shall nonetheless constitute Transferred Assets and shall be transferred to Purchaser at the Closing Free and Clear, and (ii) such excess amount shall be disregarded and excluded from the calculation of Closing Working Capital and the Closing Working Capital Adjustment, and shall not result in any increase to the Purchase Price. For the avoidance of doubt, all Inventory, regardless of whether its value is above or below the Inventory Cap, shall be included in the Transferred Assets and transferred to Purchaser at the Closing. Seller shall afford the Purchaser and its Representatives with a reasonable and timely opportunity to access and review the books and records of the Seller Group and the Business and shall cause the personnel and Representatives of the Seller Group to reasonably cooperate with Purchaser and its Representatives for the purpose of enabling Purchaser to review the Closing Statement and each component thereof; provided, that notwithstanding anything to the contrary in this Agreement, no member of the Seller Group shall be required to provide access to any information or documents to the extent that Seller reasonably believes, based on the advice of its legal counsel, such access would (x) violate any attorney-client or other legal privilege or (y) contravene any applicable Law, fiduciary duty or Contract to which any member of the Seller Group or any of its Affiliates is a party. Purchaser shall have a reasonable opportunity to review and comment on the Closing Statement and Seller shall consider in good faith any reasonable comments from Purchaser thereto and the parties shall work in good faith to resolve any such disagreement; provided that Seller’s calculation of the Purchase Price and each component thereof (including Prepaid Rent, Closing Working Capital Adjustment and Additional Inventory Shortfall) shall prevail in case of disagreement as between Seller and Purchaser which is not resolved prior to the Closing. Nothing in this Section 2.10(d) is a waiver of the Purchaser’s rights under this Section 2.10.

(e)    Post-Closing Reconciliation by the Purchaser.

(i)    No later than ninety (90) days after the Closing Date, the Purchaser shall deliver to the Seller a written statement (the “Reconciliation Statement”) stating the Purchaser’s good faith determination of (i) Prepaid Rent, Closing Working Capital (including Closing Inventory Value) and the Closing Working Capital Adjustment, (ii) the Processor Reserve Deposit, (iii) the Additional Inventory Shortfall, if any, (iv) the Closing Marketing Expenditure Deduction, if any, and (v) using the amounts referred to in the preceding clauses (i) through (iv), the resulting final Purchase Price (the “Final Purchase Price”), together with copies of such documents and information used by Purchaser in its calculation of such amounts as are reasonably necessary for Seller to review and verify such amounts.

(ii)    During the thirty (30) days after the Seller’s receipt of the Reconciliation Statement (such 30-day period, the “Response Period”), the Purchaser shall, and shall cause the Business and its Representatives to provide Seller and its Representatives (A) access to reasonably requested books and records of the Purchaser and other information of the Business pertaining to the Reconciliation Statement and (B) the opportunity to discuss such books, records and other information with those Persons responsible for the preparation of (or knowledgeable about the information contained in) the Reconciliation Statement. Before the expiration of the Response Period, the Seller may deliver a written objection to any of the amounts stated on the Reconciliation Statement, accompanied by the specific adjustments the Seller proposes to be made to the Reconciliation Statement along with reasonable detail showing support for the Seller’s position (such objection notice and supporting detail, the “Objection Notice”). If the Seller does not provide an Objection Notice to the Purchaser before the expiration of the Response Period, then the Seller will be deemed to have waived its right to object to any amount stated on the Reconciliation Statement and such amounts will be conclusive and binding on the Seller. If the Seller delivers an Objection Notice to the Purchaser within the Response Period, then the Seller and the Purchaser will have fifteen (15) days after delivery of the Objection Notice (such 15-day period, the “Discussion Period”) to discuss each other’s position and to attempt to resolve their disagreements. All discussions related thereto will be treated as compromise negotiations governed by Rule 408 of the Federal Rules of Evidence, which will apply to any matter submitted to the Accounting Expert and the Accounting Expert’s decision itself.

(iii)    If the Purchaser and the Seller are unable to agree on any amounts stated on the Reconciliation Statement (such amounts, the “Disputed Amounts”) by the expiration of the Discussion Period, then either of them may submit the Disputed Amounts to be resolved by a nationally-recognized or regionally-recognized independent accounting or financial consulting firm as mutually agreed to by the Purchaser and the Seller (the “Accounting Expert”), acting as an expert and not an arbitrator. Regardless of which party submits the matter to the Accounting Expert for resolution, both the Purchaser and the Seller shall enter into the Accounting Expert’s standard engagement letter and both shall instruct the Accounting Expert to resolve each of the Disputed Amounts (but no other items) as soon as practicable but in any event within 60 days of being engaged. Promptly after engaging the Accounting Expert, the Purchaser and the Seller shall each deliver to the Accounting Expert and each other party written statements on the Disputed Amounts, along with any applicable supporting documentation, attaching the Reconciliation Statement delivered by the Purchaser and the Objection Notice delivered by the Seller. The Purchaser and the Seller shall cooperate with the Accounting Expert in all reasonable respects, but neither party will have meetings, teleconferences or other correspondence with the Accounting Expert without the other party. In resolving each of the Disputed Amounts, the Accounting Expert shall not be authorized to choose a value greater than or less than the greatest and the least values, respectively, assigned to each component of the Reconciliation Statement by the Purchaser in the Reconciliation Statement or by the Seller Representative in the Objection Notice, but the Accounting Expert may resolve the Disputed Amounts on an item-by-item basis so that it may choose the Purchaser’s position on some items and the Seller Representative’s position on other items. The Purchaser and the Seller will pay their own expenses in connection with resolving the Disputed Amounts; provided, that the fees and expenses of the Accounting Expert will be paid by the Purchaser and the Seller based on the percentage which the portion of the Disputed Amounts not awarded to each such party bears to the amount actually contested by such party, as determined by the Accounting Expert. For example, if the Reconciliation Statement states Closing Working Capital is $1,000 less than the amount stated on the Closing Statement, the Seller contests only $500 of such amount, and the Accounting Expert ultimately resolves the dispute by awarding the Purchaser $300 of the $500 contested, then the fees and expenses of the Accounting Expert will be allocated 60% (i.e., $300 ÷ $500) to the Seller and 40% (i.e., $200 ÷ $500) to the Purchaser.

(iv)    If the determination of the Final Purchase Price under this Section 2.10, differs from the Closing Statement, then a true-up payment shall be made as follows:

(A)    If the Final Purchase Price exceeds the Purchase Price (such amount, the “Excess Amount”), then (1) the Purchaser shall pay, or cause to be paid, the lesser of (y) an amount equal to the Adjustment Escrow

Amount or (B) the Excess Amount, to the Seller by wire transfer of immediately available funds to the account or accounts designated in writing by Seller to the Purchaser and (2) the Purchaser and the Seller shall sign and deliver joint written instructions to the Adjustment Escrow Agent instructing the Adjustment Escrow Agent to release an amount equal to the Adjustment Escrow Amount from the Adjustment Escrow Account to the Seller. Purchaser shall not have any liability for any amounts due pursuant to Section 2.10 in excess of an amount equal to the Adjustment Escrow Amount.

(B)    If the Purchase Price exceeds the Final Purchase Price (such amount, the “Deficit Amount”), then (1) the Purchaser and the Seller shall sign and deliver joint written instructions to the Adjustment Escrow Agent instructing the Adjustment Escrow Agent to release an amount equal to the Deficit Amount from the Adjustment Escrow Account to the Purchaser, and (2) if the Deficit Amount is less than the Adjustment Escrow Amount, then the Purchaser and the Seller shall sign and deliver joint written instructions to the Adjustment Escrow Agent instructing the Adjustment Escrow Agent to release the then remaining Adjustment Escrow Amount to the Seller. The Seller shall have no liability for any amounts due pursuant to this Section 2.10 in excess of the Adjustment Escrow Amount, and Purchaser’s sole source of recourse and recovery for such amounts due shall be the funds available in the Adjustment Escrow Account.

2.11    Transfer Taxes.  It is the intention of the Purchaser and the Seller that the Transactions be exempt from all transfer, documentary, sales, use, excise, stock transfer, value-added, stamp, recording, registration and other similar taxes, levies and fees (including any penalties, fines and interest), together with any conveyance fees, recording charges and other similar fees and charges, incurred in connection with this Agreement and the Transactions (collectively, “Transfer Taxes”) pursuant to Section 1146(a) of the Bankruptcy Code, to the extent applicable.  Purchaser and the Seller shall cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any Transfer Taxes due with respect to the Transactions.  To the extent not exempt in accordance with Section 1146(a) of the Bankruptcy Code (to the extent applicable) or any available exemption under state or local Law, all Transfer Taxes shall be borne one hundred percent (100%) by the Seller. The Seller shall timely prepare, with the Purchaser’s reasonable cooperation, and file any and all Tax Returns required by applicable Law with respect to Transfer Taxes. The Seller shall pay to the relevant Governmental Authority any Transfer Taxes shown as due on such Tax Returns.  If required by applicable Law, Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate in preparing and filing and join in the execution of any such Tax Returns.  Purchaser and Seller each agree to use commercially reasonable efforts to cooperate to establish any available exemption from (or otherwise reduce) any such Transfer Taxes.

2.12    Allocation of Purchase Price.

(a)    Within 30 days following the Closing, Seller shall deliver to the Purchaser a schedule allocating the Purchase Price, the Assumed Liabilities, and all other amounts treated as consideration for U.S. federal income tax purposes among the Transferred Assets (the “Allocation Schedule”).  The Allocation Schedule shall be prepared in accordance with Section 1060 of the IRC and the applicable regulations promulgated thereunder as well as any similar provisions of state, local or non-U.S. Laws, as appropriate.  In the event the Purchaser notifies Seller that it disagrees with the Allocation Schedule delivered by Seller within 30 days of delivery of the Allocation Schedule by Seller, Purchaser and the Seller shall negotiate in good faith to resolve such disputed items as promptly as practicable; provided that, if the Purchaser does not deliver a notice of disagreement to Seller within 30 days of delivery of the Allocation Schedule by Seller, the Allocation Schedule delivered by Seller shall be final.  If Purchaser and the Seller are unable to reach agreement with respect to the Allocation Schedule within 60 days after the delivery of the Allocation Schedule by Seller to the Purchaser, the parties shall submit the dispute to the Bankruptcy Court for final resolution.  The Seller and the Purchaser shall submit the relevant information, books and records, as applicable, and all other data necessary for, or requested by, the Bankruptcy Court to make its determination.  The determination of the Bankruptcy Court solely in respect of the specifically disputed items shall be final and binding upon the parties, and the Allocation Schedule shall be revised solely to reflect such determinations, and thereafter such revised Allocation Schedule shall be deemed agreed to by the parties.

(b)    Purchaser and the Seller shall (i) timely file all Tax Returns (including IRS Form 8594) required to be filed in connection with the agreed (or deemed agreed) Allocation Schedule (as adjusted pursuant to Section 2.12(a)) (taking into account all available extensions), (ii) prepare and file all Tax Returns and determine all Taxes in a manner consistent with the Allocation Schedule, and (iii) not, and shall not allow their respective Affiliates to, take any actions inconsistent with the Allocation Schedule, except in each case as may be required by a change in applicable Law or pursuant to the good faith resolution of a tax dispute as mutually agreed between Purchaser and Seller or as otherwise required pursuant to a “determination” described under Section 1313(a) of the IRC.  Purchaser, on the one hand, and the Seller, on the other hand, shall notify the other if it receives notice that any Governmental Authority proposes any allocation different from the Allocation Schedule.

2.13    Withholding.  Each of Purchaser and Seller shall be entitled to withhold from any amount otherwise payable pursuant to this Agreement, any withholding Taxes required by applicable Law to be withheld from the amounts so payable.  Any amount so withheld and paid over to the appropriate Governmental Authority shall be deemed to have been paid over to the applicable Person for all purposes of this Agreement.  In the event Purchaser determines that Purchaser is required to withhold any Taxes from any amount otherwise payable to Seller or any Subsidiary under this Agreement, Purchaser shall use commercially reasonable efforts to notify the Seller or Subsidiary of such requirement and the basis for such requirement prior to the Closing as soon as reasonably practicable.  The parties shall cooperate in determining whether any such withholding is required and to take reasonable steps with any reasonable out-of-pocket costs borne by Seller to reduce or eliminate any such withholding to the extent permitted under applicable

Law.  As of the date of this Agreement and based on the information known by the parties, the parties are not aware that any such withholding will be required under applicable Law.

2.14    Good Faith Deposit.  Pursuant to the terms of the Deposit Escrow Agreement, Purchaser has deposited with the Deposit Escrow Agent $41,500,000 (the “Deposit Amount”) in cash on the date hereof, which will be released by the Deposit Escrow Agent and delivered to either Purchaser or Seller in accordance with the provisions of the Deposit Escrow Agreement and the Bid Procedures.  Pursuant to the Deposit Escrow Agreement, the Deposit Amount will be distributed as follows (and Purchaser and Seller will deliver joint written instructions to the Deposit Escrow Agent to effect such distributions as and when required hereunder):

(a)    if the Closing occurs, the Deposit Amount together with all accrued investment income thereon, if any, will be delivered to Seller and applied towards the Purchase Price payable by Purchaser pursuant to Section 2.10;

(b)    if this Agreement is terminated pursuant to Section 9.1(g) (after giving effect to the applicable cure period set forth therein), the Deposit Amount, together with all accrued investment income thereon, if any, will be delivered to Seller within two (2) Business Days after such termination by wire transfer of immediately available funds to the accounts designated in writing by Seller. Except in the case of Fraud or Willful Breach of this Agreement, in no event shall Purchaser’s Liability under this Agreement after the termination of this Agreement pursuant to Section 9.1(g) exceed an amount equal to the Deposit Amount, which shall be the sole and exclusive remedy of the Seller Group against Purchaser and its Affiliates and Representatives in connection with such termination; and

(c)    if this Agreement is terminated for any reason other than pursuant to Section 9.1(g) (after giving effect to the applicable cure period set forth therein), the Deposit Amount, together with all accrued investment income thereon, if any, shall be delivered to Purchaser as soon as reasonably practicable, but in no instance later than two (2) Business Days after such termination, by wire transfer of immediately available funds to the accounts designated in writing by the Purchaser.

Article 3
Representations and Warranties of the Seller GROUP

Except as disclosed in (i) the Filed SEC Documents (to the extent such exception is reasonably apparent from such disclosure), (ii) any forms, statements or other documents filed with the Bankruptcy Court, or (iii) the document herewith delivered by the Seller to Purchaser (the “Seller Schedules”), the Seller hereby makes the representations and warranties contained in this Article 3 to Purchaser.

3.1    Organization, Good Standing and Other Matters.

(a)    The Seller is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has, subject to the necessary authority of the Bankruptcy

Court, the requisite corporate or limited liability company power and authority to own and lease its properties and to carry on the Business as now being conducted in all material respects.

(b)    Each member of the Seller Group (other than Seller) is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has, subject to the necessary authority of the Bankruptcy Court, the requisite corporate or limited liability company power, as applicable, and authority to own and lease its respective properties and to carry on the Business as now being conducted in all material respects.

(c)    Each member of the Seller Group is duly qualified as a corporation or limited liability company, as applicable, in each jurisdiction in which the nature of the Business as currently conducted by it or the property owned or leased by it makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect.

3.2    Authority and Enforceability.  Subject to Bankruptcy Court approval, each member of the Seller Group has all requisite power and authority to execute and deliver this Agreement and each of the Related Documents to which they are (or at Closing, will be) a party and to perform their respective obligations hereunder and thereunder and to consummate the Transactions.  The execution, delivery and performance of this Agreement and each of the Related Documents to which each member of the Seller Group is (or at Closing, will be) a party thereto, and the consummation by the Seller Group of the Transactions, has been duly authorized and approved by all necessary corporate action on the part of each member of the Seller Group and are subject to the approval of the Bankruptcy Court.  This Agreement has been, and each Related Document will be, at or prior to the Closing, duly executed and delivered by the applicable member of the Seller Group and, assuming the due execution and delivery by the other parties hereto or thereto, and subject to the approval of the Bankruptcy Court, constitutes a valid and binding obligation of the Seller Group, enforceable against it in accordance with its respective terms, except to the extent that such enforceability may be subject to, and limited by, the Enforceability Exceptions.

3.3    No Conflict; Required Filings and Consents.  Except (a) as required by the HSR Act, (b) such filings as may be required in connection with the Transfer Taxes described in Section 2.11 and (c) to the extent excused by or unenforceable against the Seller Group or Purchaser as a result of the filing of the Bankruptcy Cases and following the entry and effectiveness of the Bid Procedures Order and the Sale Order, the execution and delivery of this Agreement by the Seller does not and the execution and delivery of the Related Documents by any member of the Seller Group will not, and the consummation of the Transactions hereby and thereby will not (i) violate the provisions of the Organizational Documents of any member of the Seller Group, (ii) subject to the entry of the Sale Order, violate any Law or Order to which any member of the Seller Group is subject or by which its properties or assets are bound, (iii) require any member of the Seller Group to obtain any Consent, or give any notice to, or make any filing with, any Governmental Authority on or prior to the Closing Date (except as required by the Bankruptcy Code or the Sale Order), (iv) subject to the entry of the Sale Order, result in a breach of or constitute a default (with or without due notice or lapse of time or both), give rise to any right of termination, cancellation, modification or acceleration under, or require the Consent of any third party to, any Assigned

Contract or (v) subject to the entry of the Sale Order, result in the imposition or creation of any Lien upon or with respect to any of the assets or properties of the Seller Group; excluding from the foregoing clauses (i) through (v) any Consents, approvals, notices and filings the absence of which, would not, individually or in the aggregate, be material to the Business.

3.4    Sufficiency of Transferred Assets.  Assuming receipt of all required Consents and except for the Excluded Assets or the Non-Transferred Assets, the Transferred Assets, together with and taking into account all Related Documents, constitute all of the assets, properties, and rights used or held for use by the Seller Group that are necessary as of immediately following the Closing to operate the Business in all material respects as presently conducted as of the Closing Date. Except as would not reasonably be expected to be material to the Business, all tangible assets of the Business are (i) in good working order and condition, ordinary wear and tear excepted, (ii) have been reasonably maintained in the ordinary course of business and (iii) are suitable for the uses for which they are being utilized in the Business as conducted by the Seller Group as of the Closing Date.

3.5    Compliance With Laws; Permits.

(a)    The Seller Group is, and for the past four (4) years has been, conducting the Business in compliance in all material respects with all Laws applicable to the Business and the products manufactured or sold, or held in inventory, by or on behalf of the Seller Group in connection with the Business are, and during such period have been, in compliance in all material respects with all applicable Laws.  No member of the Seller Group has received any written notice, nor to the Seller’s Knowledge, oral notice, during the past four (4) years of any material violations of any Law applicable to their conduct of the Business. To the Seller’s Knowledge, during the past four (4) years, no event has occurred or circumstance exists that (with or without notice, passage of time, or both) would constitute or result in a failure by any member of the Seller Group to comply, in any material respect, with any applicable Law. During the past four (4) years, no investigation, review or Action by any Governmental Authority in relation to any actual or alleged violation of Law in any material respect by any member of the Seller Group is pending or, to the Seller’s Knowledge, threatened, nor has any member of the Seller Group received during the past four (4) years any written notice from any Governmental Authority indicating an intention to conduct the same.

(b)    The Seller Group possess all material Permits necessary for the lawful operation of the Business as currently conducted (the “Seller Permits”).  No member of the Seller Group has received any written, or to the Seller’s Knowledge, oral, notice of any termination, cancellation, suspension, revocation, invalidation or non-renewal of any Seller Permit. Each member of the Seller Group is in compliance in all material respects with the terms and conditions of such Seller Permits and all such Seller Permits are valid and in full force and effect in all material respects. To the Seller’s Knowledge, no event has occurred with respect to any such Seller Permit that permits, or after notice or lapse of time (or both) would permit, revocation or termination of such Seller Permit.  No Action is pending, or to the Seller’s Knowledge, threatened to terminate, revoke, limit, cancel, suspend or modify any Seller Permit that is material to the Business.

3.6    Litigation. There are no Actions pending or, to the Seller’s Knowledge, threatened, against any member of the Seller Group that would reasonably be expected to be, individually or in the aggregate, material to the Business or Transferred Assets.

3.7    Real Property. Schedule 3.7(a) sets forth a true and complete list of all leases and subleases as of the date hereof that are used for, or held for use in, the Business (the “Real Property Leases,” and the leasehold interest, “Leased Real Property”), and the Seller Group has provided to the Purchaser true and complete copies of the Real Property Leases related thereto. The Seller Group has a valid, binding and enforceable leasehold interest under each of the Leased Real Properties, Free and Clear of all Liens (other than Permitted Liens).  Except as a result of, or arising in connection with, the filing of the Bankruptcy Cases, the Seller Group has not received any written notice of any default or event that (with due notice or lapse of time or both) would constitute a default by the Seller Group under any Real Property Lease, other than defaults that have been cured or waived in writing or that would not reasonably be expected to have a Material Adverse Effect.  The Seller Group has not received notice of any pending or threatened condemnation proceedings relating to any Leased Real Property that would have a Material Adverse Effect.  The Transferred Assets do not include any owned real property. There are no material defects in the physical condition of any improvements constituting a part of the Leased Real Property, including structural elements, mechanical systems, HVAC systems, roofs or parking and loading areas, and all of such improvements are in good operating condition and repair and have been generally well maintained.

3.8   Assigned Contracts.

(a)    True and complete copies of all material Contracts required to be set forth on the Potential Assumption and Assignment Notice (including all modifications, amendments, supplements and waivers thereto) have been made available to Purchaser.

(b)    Each material Contract required to be set forth on the Potential Assumption and Assignment Notice is a legal, valid and binding obligation of the applicable member of the Seller Group and, to the Seller’s Knowledge, each other party thereto, and is in full force and effect (except to the extent subject to, and limited by, the Enforceability Exceptions). To the Seller’s Knowledge, no other party to any material Contract is (with or without the lapse of time or the giving of notice, or both) in breach of or in default under any material Contract.

3.9    Tax.

(a)    Seller Group has timely filed all income and other material Tax Returns with respect to the Business and the Transferred Assets required to be filed by it (taking into account any applicable extensions) and all such Tax Returns are true, complete and correct in all material respects.  Seller Group has timely paid all material Taxes with respect to the Transferred Assets (whether or not shown as due and owing by it on any Tax Returns) other than to the extent of the nonpayment of which is permitted or required under the Bankruptcy Code.

(b)    Seller Group has not been, and as of the date of this Agreement, Seller Group is not currently, the subject of an audit or other examination relating to the payment of or failure to pay a material amount of Taxes with respect to the Business or the Transferred Assets, and, to the Seller’s Knowledge, the Seller Group (in relation to the Business or the Transferred Assets) has not received written notice from any Governmental Authority that such an audit or examination will be initiated in the future.

(c)    Seller Group has not entered into an agreement or waiver extending any statute of limitations relating to the payment or collection of any material Taxes with respect to the Business or the Transferred Assets that will be in effect after the Closing.

(d)    There are no Liens (other than Liens for Taxes not yet delinquent) with respect to Taxes on any of the Transferred Assets.

(e)    All material amounts of Taxes with respect to the Business or the Transferred Assets that Seller Group was required to withhold or to collect for payment have been duly withheld and collected and paid to the proper governmental entity or third party.

3.10    Affiliate Transactions.  There have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect that would be required to be disclosed under Item 404(a) of Regulation S-K that have not been otherwise disclosed in the Filed SEC Documents.

3.11    Labor Matters.  As of the date hereof:

(a)    no member of the Seller Group (solely as related to the Business) is a party to any (i)  Collective Bargaining Agreement or (ii) other Contract with a labor union or labor organization, and no employee of any member of the Seller Group is represented by any labor organization with respect to such employee’s employment with the applicable member of the Seller Group;

(b)    there is no strike or work stoppage involving the Seller Group (solely as related to the Business) pending or, to Seller’s Knowledge, threatened;

(c)    no Action brought by or on behalf of any employee, former employee, labor organization or other representative of the employees of any member of the Seller Group (solely as related to the Business) is pending or, to Seller’s Knowledge, threatened against the Seller Group (solely as related to the Business) (other than ordinary workers’ compensation claims) that would be material to the Business;

(d)    to Seller’s Knowledge, no union organization campaign is in progress with respect to any employee or group of employees of the Seller Group;

(e)    there has been no “mass layoff” or “plant closing” (as defined by the WARN Act) with respect to any member of the Seller Group within the six (6) months prior to the date hereof; and

(f)    except as would not have a Material Adverse Effect, to Seller’s Knowledge:

(i)    all individuals classified as independent contractors have been properly classified under applicable Law;

(ii)    all individuals classified as exempt employees have been properly classified under applicable Law; and

(iii)    Seller has complied with all applicable wage and hour Laws with respect to all Business Employees over the past three (3) years, and it has received no notice of any wage and hour investigations or audits.

3.12    Employee Benefits.

(a)    Schedule 3.12(a) contains a list of each material Seller Plan.  For purposes of this Agreement, “Seller Plan” (and collectively, “Seller Plans”) means each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and each other employee benefit and employee compensation plan, program or arrangement, including any stock purchase, stock option, employment, severance, change-in-control, bonus, incentive compensation, deferred compensation, pension, welfare benefit or vacation plan that is sponsored, maintained or contributed to by Seller or an ERISA Affiliate of Seller in respect of current or former employees who provide (previously provided) services to the Business, including, for the avoidance of doubt, the Seller Plans set forth on Schedule 3.12(a).  With respect to each material Seller Plan, Seller has provided or made available to Purchaser a copy of such Seller Plan or a summary of the material terms and conditions thereof, to the extent such a document exists.

(b)    Except as would not reasonably be expected to have a Material Adverse Effect, each Seller Plan has been established and administered in accordance with its terms and in compliance with applicable Law.  Each Seller Plan that is intended to be qualified within the meaning of Section 401(a) of the IRC has received an IRS determination letter or is based on a form that is the subject of an IRS opinion or advisory letter and, to Seller’s Knowledge, nothing has occurred that would reasonably be expected to result in any such Seller Plan not being so qualified.

(c)    No Seller Plan is subject to Title IV of ERISA, and neither Seller nor any of its ERISA Affiliates has (or in the past six (6) years has had) any Liability, contingent or otherwise, under Title IV of ERISA.  Neither Seller nor any of its ERISA Affiliates participates in, contributes to, has any obligation to contribute to, or has any Liability with respect to, any “multiemployer plan” (as defined in Section 3(37) of ERISA).

(d)    Neither the execution and delivery of this Agreement nor the approval or consummation of the Transactions, either alone or in combination with any other event, could (i) result in any material compensation becoming due to any current or former employee or director of Seller who provides services in support of the Business, (ii) materially increase any payments or benefits payable under any Seller Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any payments or benefits under any Seller Plan, (iv) result in any “parachute payment” as defined in Section 280G(b)(2) of the IRC, or (v) result in a requirement to pay any tax “gross-up” payments to any current or former employees of the Business.

3.13    Insurance.  As of the date of this Agreement, each insurance policy maintained by Seller and material to the Business is in full force and effect, all premiums due and payable thereon have been paid in full and no member of Seller Group has (a) received a written notice of cancellation or non-renewal with respect thereto or (b) taken any action or failed to take any action which would constitute a default, or permit the termination or modification, of any such insurance policy.

3.14    Intellectual Property.

(a)    Schedule 3.14(a) sets forth a list of all (i) registrations and applications for registration of Owned Intellectual Property, including, for each item listed, the record owner, jurisdiction and issuance, registration or application number and date, as applicable, of such item and, in the case of domain names and social media accounts, the domain registrar and social media handles, (ii) licenses, sublicenses or other agreements under which Seller is granted rights by others in or under Intellectual Property, other than (A) non-exclusive retail shrink-wrap or click-wrap licenses for off-the-shelf software that is generally available on a commercial basis that is made available for a total cost of less than $75,000, (B) licenses for Open Source Software, (C) agreements where any license of any Intellectual Property is incidental to such agreement, such as licenses to use feedback and suggestions and licenses authorizing the use of brand materials for marketing purposes, (D) employee, contractor, and consulting agreements entered into in the ordinary course of business, substantially in the form of Seller’s forms of employee confidentiality and invention assignment agreement and contractor agreement, copies of which have been provided to Purchaser, and (E) nondisclosure agreements entered into in the ordinary course of business, and (iii) licenses, sublicenses or other agreements under which Seller has granted rights to others in or under the Owned Intellectual Property, other than non-exclusive licenses, sublicenses or other non-exclusive rights granted in (A) customer agreements and employee, contractors, and consulting agreements entered into in the ordinary course of business, (B) agreements where any license of any Intellectual Property is incidental to such agreement, such as licenses to use feedback and suggestions and licenses authorizing the use of brand materials for marketing purposes, (C) nondisclosure agreements entered into in the ordinary course of business, and (D) non-exclusive licenses granted to service providers in the ordinary course of business for the purpose of providing services to Seller.  All registrations set forth on Schedule 3.14(a) are valid and in force, and all applications set forth on Schedule 3.14(a) are pending and in good standing.

(b)    Except as set forth on Schedule 3.14(b), Seller exclusively owns all Owned Intellectual Property, Free and Clear (other than Permitted Liens), and has a valid right to use all other Intellectual Property used in the conduct of the Business in the manner currently conducted.

(c)    Except as would not be material to the Transferred Assets (taken as a whole), all Owned Intellectual Property that have been the subject of an application filed with, are issued by, or registered with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world are (i) registered in the name of the Seller;

and (ii) have been duly maintained (including the payment of maintenance fees) in a manner necessary to maintain the good standing of such Owned Intellectual Property.

(d)    There are no pending claims, and during the six (6) year period prior to the date of this Agreement, Seller has not received any written notice from any Person (i) alleging that the conduct of the Business as currently conducted infringes, constitutes a misappropriation of or violates any Intellectual Property of any Person or (ii) challenging the ownership by Seller of or the validity or enforceability of any Owned Intellectual Property, in each case, that would reasonably be expected to be material to the Transferred Assets (taken as a whole).  The Seller Group has not, in the operation of the Business, infringed, misappropriated, or otherwise violated any Intellectual Property of any Person in the past six (6) years in any material respect, except that the representation and warranty in this sentence is made to Seller’s Knowledge with respect to the patents of any Person.

(e)    All former and current employees, consultants and contractors of Seller who have created or developed material Intellectual Property that (i) relates to the Business, and (ii) was developed in the performance of the services for Seller, have executed written and enforceable agreements with Seller that assign to Seller all rights, title and interest (including all Intellectual Property rights) in and to all of the foregoing.

(f)    The Seller Group has taken commercially reasonable steps to protect and maintain the secrecy and confidentiality of all Trade Secrets included in the Owned Intellectual Property.

(g)    To Seller’s Knowledge, there has been no unauthorized use, disclosure, infringement, violation, or misappropriation of any of the Owned Intellectual Property.

(h)    To the extent required by applicable Law, all products made, used or sold under patents included in the Owned Intellectual Property have been marked with the proper patent notice.

(i)    Seller has not (i) granted any current or contingent rights, licenses or interests in or to any source code of any Seller Software, or (ii) provided or disclosed any such source code to any third-party other than pursuant to a written agreement obligating the recipient to maintain the confidentiality of such source code and not use such source code for any purpose other than providing services to Seller.

(j)    To Seller’s Knowledge, none of the Seller Software contains any material viruses, worms, time-bombs, key-locks, or any other items that could disrupt or interfere with the operation of such software or equipment upon which such software operates, or the safety, security or integrity of the data, information or signals such software produces or processes (“Contaminants”).  Seller uses commercially reasonable methods to detect and prevent Contaminants and subsequently correct or remove such Contaminants.  Except to the extent permitted by applicable Law, none of the Seller Software includes or installs undocumented or unauthorized portals, key-logs, codes, commands or other access (including backdoors) or any spyware, adware, or other similar software designed by or on behalf of Seller that monitors the use of Seller Software or the data, information or signals such software produces or processes, or that contacts any remote computer without the knowledge and express consent of the user(s) of such software and remote computer, as applicable.

(k)    Except as would not be material to the Transferred Assets (taken as a whole), none of Seller Software contains, incorporates, links to or are called by, are distributed with, or otherwise uses any Open Source Software in a manner that obligates Seller to disclose, make available, offer or deliver to any third party any portion of the source code of the Seller Software or component thereof other than the applicable Open Source Software. Seller is in compliance with all licenses for Open Source Software that it uses.

(l)    Except as would not be material to the Transferred Assets (taken as a whole), (i) Seller uses all Generative AI Tools in compliance with the applicable license terms, consents, agreements and Laws and (ii) Seller has not used Generative AI Tools to develop any Intellectual Property that Seller intended to maintain as proprietary in a manner that it believes would materially affect Seller’s ownership or rights therein.

(m)    Except as would not be material to the Transferred Assets (taken as a whole), no funding, facilities or personnel of any Governmental Authority, university, college, other educational institution or research center was used directly or indirectly in connection with the development of any Owned Intellectual Property in such a manner as to give any of the foregoing any claim or right, current or contingent, in or to any Owned Intellectual Property.

(n)    Except as would not be material to the Transferred Assets (taken as a whole), the consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, Purchaser’s right to own, use or hold for use any Owned Intellectual Property as owned, used or held for use in the conduct of the Business as currently conducted.

3.15    Inventory. All Inventory consists of a quality and quantity usable and salable in the ordinary course of business, except for obsolete, damaged, or defective items that have been written-off or written-down to fair market value for which adequate reserves have been established, in each case, except as would not be material to the Business, individually or in the aggregate. All Inventory is owned, collectively, by the Seller Group free and clear of all Liens (other than Permitted Liens), and no Inventory is held on a consignment basis, in each case, except as would not be material to the Business, individually or in the aggregate.

3.16    Product Liability. Except as would not have a Material Adverse Effect, there is no product liability, warranty or similar claims outstanding or, to the Seller’s Knowledge, threatened by any Person against a member of the Seller Group (whether based on contract or tort and whether relating to personal injury, including death, property damage or economic loss).

3.17    Absence of Changes. From April 4, 2026 until the date hereof, Seller has conducted the Business in the ordinary course of business, and there have not been any events,

circumstances, or developments that, individually or in the aggregate would, or would reasonably be expected to have, a Material Adverse Effect, in each case, except for (a) the preparation and filing of the Bankruptcy Cases and (b) the solicitation of, discussions and negotiations with, presentations and provision of other diligence to and similar engagement with other potential bidders for the Business or the Transferred Assets and the negotiation and execution of this Agreement and any Related Documents.

3.18    Financial Statements; Undisclosed Liabilities.

(a)    The consolidated financial statements of the Seller Group (including all related notes or schedules) included in the Filed SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing or furnishing the applicable report, was prepared in accordance with GAAP (except in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved and fairly presented in all material respects the consolidated financial position of the Seller Group as of the dates thereof and the consolidated results of their operations, changes in shareholders’ equity (deficit) and cash flows as of the dates thereof and for the periods shown.

(b)    The Seller Group maintains a system of internal control over financial reporting reasonably designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP consistently applied.

(c)    No member of the Seller Group has any Liabilities relating to the Business or the Transferred Assets required by GAAP to be reflected in a consolidated balance sheet of Seller except (i) for those current Liabilities incurred since April 4, 2026, (ii) those Liabilities disclosed, reflected, accrued or reserved in the Filed SEC Documents or (iii) those Liabilities permitted by this Agreement or incurred pursuant to the transactions contemplated by this Agreement.

3.19    Brokers and Finders.  No member of the Seller Group has, directly or indirectly, entered into any agreement with any Person that would entitle such Person to receive any commission, brokerage fee, “finder’s fee” or other similar fee in connection with the Transactions from any member of the Seller Group.

3.20    Information Technology and Privacy.

(a)    Seller complies, and has at all times in the past three (3) years complied, in all material respects with all: (i) Contracts relating to privacy, information security, or the Processing of Personal Information; (ii) all Information Privacy and Security Laws; (iii) all applicable binding industry standards, including, to the extent applicable, the Payment Card Industry Data Security Standard (“PCI DSS”) and all binding codes of conduct and industry standards applicable to the Seller’s advertising and marketing activities; and (iv) all written policies and statements made by the Seller relating to privacy, information security, or the Processing of Personal Information, including any applicable privacy policies adopted by Seller or otherwise utilized in the Business (collectively, the “Privacy Requirements”). Seller displays a privacy policy on each website and mobile application owned, controlled or operated by the Seller, and each such privacy policy incorporates all disclosures to data subjects required by the Privacy Requirements. None of the disclosures made or contained in any such privacy policy has been inaccurate, misleading or deceptive, or in violation of the Privacy Requirements (including by omission) in any material respect.  The Seller has maintained, currently maintains and has complied with and is in compliance with, a comprehensive privacy compliance program commensurate with the volume, nature, and sensitivity of Personal Information Processed in connection with the Business, including written policies and procedures addressing data minimization, purpose limitation, retention, destruction, and subject rights.

(b)    The Seller has obtained all necessary, valid, and current consents, authorizations, and permissions from data subjects for the collection, use, and disclosure of Personal Information in connection with the operation of the Business, including for the purposes for which such Personal Information is and has been used. There has been no withdrawal of consent or objection by any data subject that has not been honored in all material respects.

(c)    The Seller has not sold, rented, disclosed, transferred, or otherwise made available Personal Information to any third party in a manner that would violate Privacy Requirements.

(d)    Seller has: (i) regularly conducted and regularly conducts vulnerability testing, risk assessments, and external audits of, and tracks security incidents related to, Seller’s systems and products (collectively, “Information Security Reviews”); and (ii) timely corrected any material exceptions or vulnerabilities identified in such Information Security Reviews.

(e)    The Seller has entered into written agreements with each third party data processor engaged to Process Personal Information on behalf the Seller (each a “Data Processor”) that (i) include all terms required by Information Privacy and Security Laws; (ii) require the Data Processor to implement and maintain appropriate technical and organizational security measures; (iii) restrict the Data Processor’s use of Personal Information to the specific purposes authorized by the Seller; (iv) require the Data Processor to return or destroy Personal Information upon termination; and (v) grant the Seller (and, as applicable, its successors and assigns) audit rights with respect to the Data Processor’s data protection and security practices. True, correct, and complete copies of all Data Processor Agreements have been provided to the Purchaser. To the Knowledge of the Seller, no Data Processor has breached or is in violation of any Data Processor Agreement or any Information Privacy and Security Laws in connection with the Processing of Personal Information on behalf of the Seller.

(f)    Seller has not experienced any: (i) data security incidents, data breaches, ransomware incidents, or other adverse events or incidents related to any Personal Information or other data in the custody or control of Seller, or any service provider acting on behalf of the Seller; or (ii) breaches or violations of the security of any information technology, nor have any such breaches or violations been threatened, in each case of (i) and (ii) solely to the extent such event would have required the Seller to notify any Person or Governmental Authority.

(g)    There have not been any allegations, claims or proceedings related to any data security incidents, ransomware incidents, or any violations of any Privacy Requirements that have resulted in any material liability or Actions, and to the Knowledge of the Seller, there are no facts or circumstances which could reasonably serve as the basis for any such allegations, claims or Actions.

(h)    The execution and performance of this Agreement will not violate any Privacy Requirements in any material respect. Seller is not subject to any contractual requirement or other legal obligation that, following the Closing, would prohibit Purchaser from Processing any Personal Information in the manner in which Seller Processed such Personal Information immediately prior to the Closing in any material respect. Any transfer of Personal Information in connection with the transactions contemplated by this Agreement will not violate any Privacy Requirements in any material respect.

3.21    Environmental Matters. The Seller Group is, and for the past six (6) years has been, conducting the Business in compliance with all applicable Environmental Laws in all material respects, which compliance has included obtaining, maintaining, and complying with all material Permits required under any Environmental Law for its operations. The Seller Group has not received, at any time during the last six (6) years, any written notice, claim or information request from any Governmental Authority or other Person alleging that any member of the Seller Group or the Business is in material violation of, or has material liability under, any Environmental Law.  There has been no release or disposal of, no contamination involving, and no exposure of any Person to, any substance, material or waste that has given or would give rise to any material liability (contingent or otherwise) to any member of the Seller Group or the Business under any Environmental Law.  “Environmental Law” means any Law or Order concerning pollution, human or worker health or safety, or protection of the environment.

3.22    Anti-Bribery, Anti-Corruption, and Anti-Money Laundering.  Except as would not be material to the Business, no member of the Seller Group or any of their respective, officers or directors, or, to Seller’s knowledge, employees or agents or any other Person acting for or on behalf of the Seller Group has in violation of Law, directly or indirectly, (a) corruptly made, offered, or promised to make or offer any payment, loan, or transfer of anything of value, including any reward, advantage, or benefit of any kind, to or for the benefit of any Government Official, candidate for public office, political party, or political campaign, for the purpose of (i) influencing any act or decision of such Government Official, candidate, party or campaign, (ii) inducing such Government Official, candidate, party or campaign to do or omit to do any act in violation of a lawful duty, (iii) obtaining or retaining business for or with any Person, (iv) expediting or securing the performance of official acts of a routine nature, or (v) otherwise securing any improper advantage; (b) paid, offered, or promised to pay or offer any bribe, payoff, influence payment, kickback, unlawful rebate, or other similar unlawful payment of any nature; (c) made, offered or promised to make or offer any unlawful contributions, gifts, entertainment, or other unlawful expenditures; (d) established or maintained any unlawful fund of corporate monies or other properties; (e) created or caused the creation of any false or inaccurate books and records of any member of the Seller Group; or (f) otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., the Money Laundering Control Act, the Currency and Foreign Transactions Reporting Act, The United and Strengthening America by

Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or any other Laws relating to corruption, bribery, or money laundering.  Except as would not be material to the Business, within the past five years, no member of the Seller Group has made any voluntary disclosure to any Governmental Authority relating to corruption, bribery, or money laundering Laws; been the subject of any allegation, investigation, inquiry, or prosecution regarding compliance with such Laws; or been subject to any enforcement action or otherwise assessed any fine or penalty under such Laws.

3.23    Sanctions, Import, and Export Controls. Except as would not be material to the Business, no member of the Seller Group, or any of their respective officers or directors, or, to Seller’s Knowledge, employees or agents or any other Person acting for or on behalf of the Seller Group (a) is a Person with whom transactions are prohibited or limited under any economic sanctions or export controls Laws, rules, or regulations, including those administered by the U.S. government (including, without limitation, the Department of Treasury’s Office of Foreign Assets Control, the Department of State, of the Department of Commerce), the United Nations Security Council, the European Union, or His Majesty’s Treasury, or (b) has violated any Laws relating to economic sanctions, export controls, import, customs, personal data security, or antiboycott Laws.  Except as would not be material to the Business, each member of the Seller Group is in possession of and in compliance with any and all licenses, registrations, and permits that may be required for its lawful conduct under economic sanctions, import, and export control Laws, including without limitation the Export Administration Regulations and the International Traffic in Arms Regulations.  Except as would not be material to the Business, within the past six (6) years, no member of the Seller Group has made any voluntary disclosure or other report to any Governmental Authority relating to economic sanctions, import, customs, export control, or antiboycott Laws; been the subject of any allegation, investigation, inquiry, or prosecution regarding compliance with such Laws; or been subject to any enforcement action or otherwise assessed any fine or penalty under such Laws.

3.24    Data Security Program3.25.  The Seller Group is not a “covered person” as defined in Executive Order 14117 and rules and regulations issued thereunder, including 28 C.F.R. Part 202, as implemented or amended from time to time (the “DSP”).  Since April 8, 2025, neither the Seller Group nor the Business has knowingly engaged in or directed any “covered data transaction” as that term is defined in the DSP, except in compliance with the DSP.

3.25    No TID US Business3.25. None of the Business or the Transferred Assets (a) produces, designs, tests, manufactures, fabricates or develops one or more “critical technologies” within the meaning of the Defense Production Act of 1950 (the “DPA”), other than critical technology for which a “U.S. regulatory authorization” (within the meaning of the DPA) would not be required for the export, reexport, transfer (in-country), or retransfer of such critical technology to a non-government end user in Canada or (b) performs the functions as set forth in column 2 of appendix A to 31 C.F.R. Part 800 with respect to “covered investment critical infrastructure” within the meaning of the DPA.

3.26    No Other Representations or Warranties.  Except for the representations and warranties contained in this Article 3 (including the related portions of the Disclosure Schedules), the Seller does not, nor do any other Persons on behalf of the Seller, make any other express or implied representation or warranty with respect to itself, the Business, the Transferred Assets or the Assumed Liabilities, or with respect to any other information provided to Purchaser or its Representatives, and the Seller disclaims any other representations or warranties, whether made by or on behalf of the Seller or any other Person.  The Seller will not, and no other Persons will, have or be subject to any Liability to Purchaser or any other Person resulting from the distribution to Purchaser, or Purchaser’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Purchaser or its Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions, or in respect of any other matter or thing whatsoever (electronic or otherwise) or otherwise in expectation of the Transactions.

Article 4
Representations and Warranties of Purchaser

Purchaser hereby makes the representations and warranties contained in this Article 4 to the Seller.

4.1    Organization, Good Standing and Other Matters.  Purchaser is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power or other entity power and authority to own its properties and to carry on its business as now being conducted.  Purchaser is duly qualified or licensed to conduct its business as currently conducted and is in good standing in each jurisdiction in which the location of the property owned, leased or operated by it or the nature of its business makes such qualification necessary, except where the failure to be so qualified or licensed would not reasonably be expected to prevent, hinder or delay the consummation of the Transactions or the ability of Purchaser to perform its obligations under this Agreement.

4.2    Authority and Enforceability.  Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and each of the Related Documents to which it is (or at Closing, will be) a party and to perform its obligations hereunder and thereunder and to consummate the Transactions.  The execution, delivery and performance of this Agreement and each of the Related Documents to which it is (or at Closing, will be) a party, and the consummation of the Transactions, have been duly authorized and approved by its board of directors (or equivalent governing body) and no other action on the part of Purchaser or its stockholders is necessary to authorize the execution, delivery and performance of this Agreement and the Related Documents by Purchaser and the consummation of the Transactions.  This Agreement has been, and each Related Document will be at or prior to Closing, duly executed and delivered by Purchaser and, assuming the due execution and delivery by the other parties hereto or thereto, constitutes a valid and binding obligation of Purchaser enforceable against it in accordance with its respective terms, except to the extent that such enforceability may be subject to, and limited by, the Enforceability Exceptions.

4.3    No Conflict:  Required Filings and Consents.  Except (a) as required by the HSR Act, (b) such filings as may be required in connection with the Transfer Taxes described in Section 2.11 and (c) as set forth on Schedule 4.3, the execution and delivery of this Agreement and of the Related Documents and the consummation of the Transactions by Purchaser will not (i) violate the provisions of its Organizational Documents, (ii) violate any Law or Order to which it is subject or by which any of its properties or assets are bound, (iii) require it to obtain any Consent, or give any notice to, or make any filing with, any Governmental Authority on or prior to the Closing Date, (iv) result in a material breach of or constitute a default (with or without due notice or lapse of time or both), give rise to any right of termination, cancellation or acceleration under, or require the Consent of any third party to, any material Contract to which it is a party or (v) result in the imposition or creation of any Lien upon or with respect to any of its assets or properties; excluding from the foregoing clauses (ii) through (v) Consents, approvals, notices and filings the absence of which, and violations, breaches, defaults, rights of acceleration, cancellation or termination, and Liens, the existence of which would not reasonably be expected to prevent, hinder or delay the consummation of the Transactions or the ability of Purchaser to perform its obligations under this Agreement.

4.4    Equity Financing.

(a)    Concurrently with the execution of this Agreement, the Purchaser has delivered to the Seller a correct and complete copy of a signed equity commitment letter (the “Equity Commitment Letter”, and the commitments set forth in the Equity Commitment Letter, collectively, the “Equity Financing Commitments”), between the Purchaser and Fairfax Financial Holdings Limited (the “Sponsor”), under which the Sponsor has committed, subject to the terms set forth therein, to provide (directly or indirectly) equity or debt financing in the amount stated in the Equity Commitment Letter for the purposes stated therein (the “Equity Financing”). The Equity Commitment Letter provides that the Seller is an express third-party beneficiary of the terms thereof.

(b)    The Equity Commitment Letter is in full force and effect and has not been amended, modified, terminated, withdrawn or rescinded in any respect. The Equity Commitment Letter is a legal, valid and binding obligation of the Purchaser and the other parties party thereto, enforceable against the Purchaser and the other parties party thereto in accordance with their terms, except to the extent such enforceability (1) may be limited by applicable insolvency, bankruptcy reorganization, a moratorium or other similar Laws affecting creditors’ rights generally, and (2) is subject to general equitable principles (whether considered in a proceeding at law or in equity). As of the date of this Agreement, there are no other Contracts to which the Purchaser or any of its Affiliates is party relating to the Equity Financing Commitments. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to (i) constitute a default or breach on the part of the Purchaser under any term or condition of the Equity Commitment Letter (ii) result in the failure of any condition to the Equity Financing; or (iii) otherwise result in any portion of the Equity Financing to be unavailable or materially delayed on the Closing Date. Assuming satisfaction of the conditions set forth in Section 8.1 and Section 8.3 and the funding of the Equity Financing in accordance with the Equity Financing Commitment, the Purchaser will have immediately available funds from the Equity Financing Commitment and excess balance sheet cash in an aggregate amount sufficient to pay in cash all amounts payable by the Purchaser pursuant to this Agreement, including Section 2.10, and the Related Documents (the “Financing Amounts”). Other than as expressly set forth in the Equity Commitment Letter, there are no conditions precedent relating to the obligations of the Sponsor to provide the Equity Financing contemplated by the Equity Commitment Letter or other contingencies that would permit the Sponsor to reduce the aggregate amount of the Equity Financing to an amount that is less than the Financing Amounts. Purchaser has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of the Equity Financing.

4.5    Solvency.  Purchaser is not entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors.  Immediately after giving effect to the Closing (and any of the Transactions related thereto or incurred in connection therewith), any repayment or refinancing of debt contemplated in this Agreement and the payment of all related fees and expenses, and assuming the truth and accuracy in all material respects of the representations and warranties in Article 3 and subject to the satisfaction (or waiver) of the Purchaser conditions set forth in Sections 8.1 and 8.2, Purchaser will be Solvent.

4.6    Litigation.  There is no Action pending or, to Purchaser’s Knowledge, threatened against Purchaser or involving any of its properties or assets that would reasonably be expected to prevent, hinder or delay the consummation of the Transactions or the ability of Purchaser to perform its obligations under this Agreement.

4.7    Brokers and Finders.  Except as set forth on Schedule 4.7, none of Purchaser or its Affiliates have, directly or indirectly, entered into any agreement with any Person that would obligate the Seller to pay any commission, brokerage fee or “finder’s fee” in connection with the Transactions.

4.8    Investigation and Agreement by Purchaser; Non-Reliance of Purchaser; No Other Representations and Warranties.

(a)    Purchaser acknowledges that it and its Representatives have received access to the books and records, facilities, equipment, contracts and other assets of the Business and the Transferred Assets.  Purchaser acknowledges and agrees for the benefit of the Seller Group (and their Representatives) that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning the Seller Group, the Business, the Transferred Assets and the Assumed Liabilities.

(b)    Except for the representations and warranties expressly made by the Seller Group in Article 3 (including the related portions of the Disclosure Schedules), Purchaser acknowledges and agrees that (i) the Seller is not making and has not made any representation or warranty, expressed or implied, at law or in equity, in respect of the Business, the Transferred Assets, the Assumed Liabilities, or any of its operations, prospects or condition (financial or otherwise), including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any Liabilities, the prospects of the Business, the effectiveness or the success of any operations, or the accuracy or completeness of any confidential information memoranda, documents, projections, material or other information (financial or otherwise) regarding the Business furnished to Purchaser or its Representatives or made available to Purchaser and its Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions, or in respect of any other matter or thing whatsoever, and (ii)(ii) no officer, director, manager, stockholder, agent, Affiliate, advisor, Representative or employee of the Seller Group has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in Article 3 (including the related portions of the Disclosure Schedules) and subject to the limited remedies herein provided.

(c)    Other than the representations and warranties made by the Seller expressly set forth in Article 3 (including the related portions of the Disclosure Schedules), Purchaser specifically disclaims for the benefit of the Seller Group (and their Representatives) that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person (including without limitation any Representative of the Seller Group), and acknowledges and agrees that the Seller and the Seller’s Affiliates have specifically disclaimed and do hereby specifically disclaim, and shall not have or be subject to any Liability for reliance on any such other representation or warranty made by any Person.

4.9    No Other Representations or Warranties.  Except for the representations and warranties contained in this Article 4 (including the related portions of the Disclosure Schedules) neither Purchaser nor any other Person on behalf of Purchaser makes any other express or implied representation or warranty with respect to Purchaser or with respect to any other information provided to the Seller or its Representatives, and Purchaser disclaims any other representations or warranties, whether made by Purchaser or any of its Affiliates, officers, directors, employees, agents or Representatives.

Article 5
Bankruptcy Court Matters

5.1    Debtors-in-Possession.  From the Petition Date through the Closing, the Seller Group shall operate the Business in accordance with the Approved Budget as debtors-in-possession pursuant to the Bankruptcy Code.

5.2    Post-Petition Payments.  From the Petition Date through the Closing, Seller shall timely make all post-petition payments to customers (including for refunds and deposits) and vendors, including the Critical Vendor Payments, as and to the extent set forth in the Approved Budget in accordance with the DIP Order. Seller shall provide Purchaser with reasonable advance notice of any proposed Critical Vendor designation or Critical Vendor Payment, including the proposed recipient, amount, timing, and applicable trade terms, and shall consult with Purchaser regarding the foregoing. Seller shall provide Purchaser with weekly written reports summarizing all Critical Vendor designations made and Critical Vendor Payments paid or proposed, and the status of any related trade term negotiations during the preceding week.  Seller shall use commercially reasonable efforts to promptly, but in no event more than three (3) Business Days after receipt of notice thereof, notify Purchaser if any Critical Vendor refuses to do business with the Sellers postpetition or otherwise threatens to terminate the relationship or materially modify trade terms.

5.3    Bid Procedures Motion: Bidding Procedures Order. Seller shall file the Bid Procedures Motion with the Bankruptcy Court, pursuant to which, among other things, it will seek approval of this Agreement, the designation of Purchaser as the “Stalking Horse Bidder”, and the

approval of the Bid Procedures and the Bid Protections.  Seller shall cause the Bid Procedures Order to be entered by the Bankruptcy Court in a manner reasonably acceptable to Purchaser.

5.4    Sale Order. The Sale Order shall conform in all material respects to this Agreement and otherwise be in form and substance reasonably acceptable to Purchaser, and shall, among other things, (a) approve, pursuant to Sections 105, 363 and 365 of the Bankruptcy Code, (i) the execution, delivery and performance by Seller of this Agreement, (ii) the sale of the Transferred Assets to Purchaser on the terms set forth herein, and (iii) the performance by Seller of its obligations under this Agreement, (b) authorize and empower Seller to assume and assign to Purchaser the Assigned Contracts, (c) find that Purchaser has provided adequate assurance of future performance (as that term is used in Section 365 of the Bankruptcy Code) in connection with the assumption and assignment of the Assigned Contracts, (d) find that Purchaser is a “good faith” buyer within the meaning of Section 363(m) of the Bankruptcy Code, (e) find that Purchaser shall not be deemed to be a successor to any member of the Seller Group or otherwise inherit any liability of any member of the Seller Group by reason of any theory of law or equity, including successor liability, de facto merger, mere continuation or product line theories, (f) find that the Purchaser shall not be deemed to assume, be liable for, or otherwise become responsible for any Liability that is not an Assumed Liability, (g) find that Purchaser did not engage in any conduct that would allow this Agreement to be set aside pursuant to Section 363(n) of the Bankruptcy Code, and (h) include a finding that the Transferred Assets are being transferred Free and Clear.

5.5    Approval of Bid Protections; Minimum Overbid.

(a)    The parties acknowledge and agree that (i) the parties have expressly negotiated the provisions of this Section 5.5 and the payment of the Bid Protections are integral parts of this Agreement and (ii) in the absence of the Seller’s obligations to make these payments, Purchaser would not have entered into this Agreement.

(b)    Each member of the Seller Group acknowledges and agrees that it shall be jointly and severally liable for the entire Break-Up Fee and the Expense Reimbursement if payable by the Seller pursuant to this Agreement.

(c)    The obligations of the Seller to pay the Bid Protections shall survive the termination of this Agreement.  The Bid Protections shall be deemed earned upon entry of the Bid Procedures Order.

(d)    The Bid Procedures Order will provide that the minimum initial overbid for a bidder to qualify as a “Qualified Bidder” and participate at any Auction shall be (i) an amount, in cash, no less than the Bid Protections Aggregate Amount plus (ii) cash or non-cash consideration in the amount of $10,000,000, in each case, subject to and in accordance with the Bid Procedures.

(e)    Upon execution of this Agreement, the Existing Expense Reimbursement Agreement shall be terminated.

5.6    Cooperation with Respect to Bankruptcy Court Approvals.  Subject to pursuing a Competing Bid in accordance with the Bid Procedures Order, the Seller shall diligently pursue the entry by the Bankruptcy Court of the Sale Order, which Sale Order shall provide for the transfer of the Transferred Assets and the Assumed Liabilities to Purchaser Free and Clear.  The Seller shall comply (or obtain an Order from the Bankruptcy Court waiving compliance) with all requirements under the applicable provisions of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure, the Local Bankruptcy Rules for the Bankruptcy Court and the Bid Procedures Order in obtaining the entry of the Bid Procedures Order and Sale Order.  The Seller further covenants and agrees that, after entry by the Bankruptcy Court of the Sale Order, and provided, that the Sale Order becomes a Final Order, the terms of any other proposed order submitted by the Seller to the Bankruptcy Court shall not conflict with, supersede, abrogate, nullify or restrict the terms of this Agreement, or in any way prevent or interfere with the consummation or performance of the Transactions other than as is permitted under the Bid Procedures.  Purchaser agrees that it will promptly take such actions as are reasonably requested by the Seller to assist in obtaining entry of the Bid Procedures Order and the Sale Order, including by furnishing affidavits or other documents or information for filing with the Bankruptcy Court for the purposes, among others, of providing necessary assurances of performance by Purchaser under this Agreement and demonstrating that Purchaser is a “good faith” purchaser under Section 363(m) of the Bankruptcy Code.  In the event the entry of the Bid Procedures Order or the Sale Order shall be appealed, the Seller shall use reasonable best efforts to defend such appeal.

5.7    Back-Up Bid. If an auction is conducted pursuant to the Bid Procedures Order (the “Auction”) and Purchaser is not the Successful Bidder, Purchaser shall, in accordance with and subject to the Bid Procedures Order, be required to serve as the Back-Up Bid if Purchaser is the next highest or otherwise best bidder for the Transferred Assets at Auction.  If Purchaser serves as the Back-Up Bid, Purchaser will be required to keep its bid to consummate the Transactions on the terms and conditions set forth in this Agreement (as may be amended with Seller’s written Consent prior to or at the Auction) open and irrevocable until the Back-Up Termination Date.  If (i) Purchaser serves as the Back-Up Bid and (ii) the agreement with the Successful Bidder (other than Purchaser) is terminated prior to closing under such agreement, Purchaser will be deemed to be the Successful Bidder and Purchaser will forthwith consummate the Transactions on the terms and conditions set forth in this Agreement (as the same may be amended with Seller’s written Consent prior to or at the Auction), subject to the right of Purchaser to elect to not serve as the Back-Up Bid at any time after the Back-Up Termination Date.

5.8    Bankruptcy Court Pleadings.  To the extent practicable, the Seller shall provide Purchaser with draft copies of all applications, pleadings, declarations, notices, proposed Orders and other documents filed in the Bankruptcy Cases that relate to the Transactions or the Acquired Assets, including any applications, pleadings, and orders relating to financing or cash collateral, three calendar days prior to such filing, but in no respects later than one (1) Business Day in advance of the proposed filing date so as to permit Purchaser sufficient time to review and comment on such drafts.  The Sale Order and any other motions, pleadings, declarations, notices, orders or other documents filed by the Seller relating to the Transactions shall be in form and substance reasonably acceptable to Purchaser.  The Seller shall use commercially reasonable efforts to give Purchaser reasonable advance notice of any hearings regarding the motions required to obtain the issuance of the Bid Procedures Order and the Sale Order.  Nothing in this Agreement shall require Seller or its Affiliates to give testimony to or submit a motion to the Bankruptcy Court that is untruthful or to violate any duty of candor or other fiduciary duty to the Bankruptcy Court or its stakeholders.

5.9    Bankruptcy Court Milestones. The Seller shall comply with the following timeline (the “Bankruptcy Court Milestones”):

(a)    On the Petition Date, the Seller shall file with the Bankruptcy Court the Bid Procedures Motion, together with a substantially final form of this Agreement;

(b)    No later than three (3) business days after the Petition Date, Seller shall obtain entry of the DIP Interim Order;

(c)    No later than twenty-one (21) days after the Petition Date, the Seller shall obtain entry of the Bid Procedures Order;

(d)    No later than thirty (30) days after the Petition Date, Seller shall obtain entry of the DIP Order on a final basis;

(e)    No later than forty-five (45) days after the Petition Date, the Auction (if necessary) shall have been held pursuant to the Bid Procedures Order;

(f)    No later than fifty (50) days after the Petition Date, the Bankruptcy Court shall have held the Sale Hearing to consider entry of the Sale Order;

(g)    No later than one (1) Business Day after the Sale Hearing, the Seller shall obtain entry by the Bankruptcy Court of the Sale Order, and such Sale Order shall be in full force and effect and not reversed, modified or stayed; and

(h)    No later than sixty (60) days after the Petition Date the Closing Date shall have occurred.

5.10    Competing Transaction. This Agreement is subject to approval by the Bankruptcy Court and the consideration by the Seller of higher or better competing bids in respect of all or any part of the Transferred Assets (whether in combination with other assets of the Seller Group or otherwise) in accordance with the terms of the Bid Procedures Order (each, a “Competing Bid”).  Subject to Section  5.5(e), from the date hereof (and any prior time) and until the Seller files a notice with the Bankruptcy Court announcing the Successful Bid and Back-Up Bid (the “Post-Auction Notice Deadline”), the Seller is permitted to, and to cause its Representatives to, initiate contact with, solicit or encourage submission of any inquiries, proposals or offers by, any Person (in addition to Purchaser and its Affiliates and Representatives) in connection with any sale or other disposition of the Transferred Assets in accordance with the Bid Procedures.  In addition, during such period the Seller and its Representatives shall have the authority to respond to any inquiries or offers to purchase all or any part of the Transferred Assets (whether in combination with other assets of the Seller Group or otherwise) and perform any and all other acts related thereto which are required under the Bankruptcy Code, the Bid Procedures Order or other applicable Law, including supplying information relating to the Business and the assets of the

Seller Group to prospective purchasers.  Following the Post-Auction Notice Deadline and until the Closing, the Seller shall not, and shall cause its Representatives not to, initiate contact with, solicit or encourage submission of any inquiries, proposals or offers by any Person in connection with any sale or other disposition of the Transferred Assets; provided, however, that the Seller and its Representatives may respond to any unsolicited inquiries or offers and take such other actions with respect to a Competing Bid as may be required by the Seller’s fiduciary duties under applicable Law, the Bankruptcy Code or the Bid Procedures Order.

Article 6
Pre-Closing Covenants

6.1    Conduct of Business.  Except (i) as set forth on Schedule 6.1, (ii) as may be expressly approved by Purchaser in writing (which approval will not be unreasonably withheld, delayed or conditioned), or (iii) as is otherwise expressly permitted, contemplated or required by this Agreement, any Assigned Contract, by applicable Laws or by order of the Bankruptcy Court, from the date hereof through the earlier of the Closing Date or the termination of this Agreement pursuant to Article 9:

(a)    the Seller shall use commercially reasonable efforts to (i) conduct the Business in all material respects in the ordinary course of business, (ii) preserve intact their business organizations in all material respects in the ordinary course of business, (iii) timely pay all of its post-petition obligations in all material respects in the ordinary course of business, including all post-petition obligations owed to licensors, licensees, suppliers, contractors, distributors, consultants, vendors, landlords, customers (including with respect to any returns or refunds), counterparties to Contracts, and others having business relationships with the Seller Group in connection with the operation of the Business, (iv) receive inventory and merchandise in accordance with purchase orders in all material respects in the ordinary course of business, (v) manage and sell merchandise in all material respects in the ordinary course of business, (vi) maintain, service, repair, and preserve all tangible assets, equipment, machinery, fixtures, and facilities included in the Transferred Assets in good working order and condition and compliant with all material safety standards, reasonable wear and tear excepted and (vii) maintain reasonably satisfactory relationships with employees of the Seller Group, subject to Purchaser’s satisfaction of its obligations in Section 6.7 (provided that, in the case of the foregoing clauses (i) through (vii), no action with respect to the matters addressed by any subclause of the following clause (b) that is expressly permitted by such subclause (nor any action not taken in order to comply therewith) shall constitute a breach of clauses (i) through (vii)); and

(b)    the Seller shall not, and shall cause its Subsidiaries not to:

(i)    sell, lease, license, mortgage, pledge, transfer abandon or otherwise dispose of, in a single transaction or series of related transactions, any Transferred Assets other than, in each case, in the ordinary course of business or for the purpose of disposing of obsolete or worthless assets that are no longer used or useful in the conduct of the Business;

(ii)    (A) issue, sell, encumber or grant any shares of the capital stock or other equity or voting interests of the Seller Group, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of such capital stock or other equity or voting interests, or any rights, warrants or options to purchase any shares of such capital stock or other equity or voting interests; (B) establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any equity or voting interests of the Seller Group; (C) amend or modify any Organizational Documents of the Seller Group (other than amendments or modifications to any Organizational Documents of the Subsidiaries in the ordinary course of business, none of which shall negatively impact or effect the Transferred Assets, individually or in the aggregate, in any material respect); or (D) split, combine, subdivide or reclassify any shares of the capital stock or other equity or voting interests of the Seller Group.

(iii)    acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of any business or any corporation, partnership or other business organization or otherwise acquire any material assets (except Inventory), that as of the Closing would constitute Transferred Assets, except for the acquisition of assets in the ordinary course of business;

(iv)    transfer or dispose of, abandon, lapse, allow to lapse, sell, assign, grant any right or license to, any material Owned Intellectual Property (except non-exclusive licenses granted in the conduct of the Business consistent with past practice);

(v)    other than indebtedness authorized by the DIP Order, by the Bankruptcy Court in the Bankruptcy Cases or in the ordinary course of business under any existing revolving credit facility, incur, create, assume, guarantee or become liable for any indebtedness for borrowed money;

(vi)    make or authorize any capital expenditures related to any Transferred Assets other than for amounts not in excess of 110% of the amounts set forth in Seller’s business plan made available to Purchaser;

(vii)    terminate, permit to expire, amend or fail to renew any material Seller Permit;

(viii)    except in the ordinary course of business, directly or indirectly, mark down, discount, or reduce the selling price of any product included in, or reasonably expected to be included in, the Inventory below its full retail selling price as of the date of this Agreement or offer or advertise, other than continuing any current promotional activity in effect since the launch of any new product in the ordinary course of business, any promotional discount, coupon, rebate, bundle pricing, financing promotion, clearance event, going-out-of-business sale, liquidation sale, or any other mechanism that has the effect of reducing the net realized selling price of any product below its full retail selling price as of the date of this Agreement; provided that, for the avoidance of doubt, the foregoing prohibition applies to all forms of price reduction regardless of mechanism, duration, channel, or magnitude;

(ix)    use “liquidation”, “going out of business”, “out of business”, “going out of business sale”, “we quit”, “quitting business”, “everything must go”, “liquidation/liquidating” or other similar language with respect to the Business or the Transferred Assets;

(x)    change its present accounting methods, principles or practices in any material respect, except as required by a change in GAAP or applicable Law;

(xi)    invalidate or cause the cancellation of any current material insurance coverage (without replacement thereof) or fail to maintain current material insurance coverage or suitable renewals thereof providing coverage substantially the same as any expiring policy;

(xii)    except as required by applicable Law or Seller Plan: (A) grant any severance, retention or termination pay to, or enter into or materially amend any severance, retention, termination, employment, consulting, bonus, change in control or severance agreement with, any Business Employee; (B) materially increase the compensation or benefits provided to any Business Employee; (C) grant any incentive awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any employee; or (D) establish, adopt, enter into or materially amend any Seller Plan or Collective Bargaining Agreement, except, in each case, as would not result in any increase in Liability or cost to Purchaser;

(xiii)    issue gift cards with a value, in the aggregate, in excess of $100,000, other than to replace lost or stolen gift cards consistent with the applicable policies of the Seller Group in place as of the date of this Agreement;

(xiv)    enter into any new lease, sublease, license or other agreement granting occupancy or use rights with respect to real property with an annual rent in excess of $50,000, or amend, modify, extend, renew or terminate any Real Property Lease with an annual rent in excess of $50,000 (or waive any material right of the Seller Group thereunder);

(xv)    close any store, other than the stores set forth in Schedule 6.1(b)(xv) (the “Closing Stores”);

(xvi)    except in the ordinary course of business, amend, modify, supplement, reject, terminate, or waive, or consent or agree to any of the foregoing, any provisions under, any Assigned Contract; provided, that the Seller Group shall be permitted to exercise any right to extend the term of any Assigned Contract in accordance with its terms for which the deadline for such exercise of extension occurs between the date of this

Agreement and the Closing Date (other than any Contract designated for rejection by the Purchaser hereunder);

(xvii)    make, revoke or change any material Tax election or any method of Tax accounting, settle or compromise or enter into any contractual arrangement in respect of any material Tax Liability, file an amended material Tax return, enter into any closing agreement relating to any Tax, enter into any voluntary disclosure or similar program with respect to any Tax, agree to any extension of a statute of limitations with respect to any Tax or income or other material Tax Return (other than an extension to the due date for filing a Tax Return), or surrender any right to claim a Tax refund, in each case, to the extent such action would reasonably be excepted to materially adversely affect either (A) any Transferred Asset or Assumed Liability or (B) the Purchaser’s (or any of its Affiliate’s) ownership or assumption of the Transferred Assets or Assumed Liabilities, in each case, after the Closing; or

(xviii)    agree, authorize or commit, in writing or otherwise, to take any of the foregoing actions.

(c)    Notwithstanding anything to the contrary, nothing contained in this Agreement shall give Purchaser or any of its Affiliates, directly or indirectly, any right to control or direct the Business, assets and operations prior to the Closing.  Prior to the Closing, the Seller shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its Business, assets and operations.

6.2    Access to Information; Confidentiality.

(a)    From the date hereof until the earlier of the Closing Date and the termination of this Agreement, the Seller shall grant Purchaser and its Representatives (at Purchaser’s sole cost and expense) reasonable access, during normal business hours and upon reasonable notice (and in the event of any facility visit request, at least 48 hours’ prior notice) to the personnel, facilities, books and records of the Seller Group related to the Business or the Transferred Assets, that are in the possession or under the control of the Seller Group, in each case, solely for the purpose of consummating the transactions contemplated hereunder; provided, however, that (i) all requests for access shall be directed to such person(s) as the Seller may designate in writing from time to time (the “Seller Access Contact”), (ii) such activities do not unreasonably interfere with the ongoing business or operations of the Seller Group, (iii) the Seller shall have the right to have one or more of its Representatives present at all times during any visits, examinations, discussions or contacts contemplated by this Section 6.2(a), (iv) such access or related activities would not cause a violation of any agreement to which any member of the Seller Group is a party, (v) no Personal Information shall be disclosed or used other than in compliance with applicable privacy Law and (vi)(vi) nothing herein shall require any member of the Seller Group or their Representatives to furnish to Purchaser or provide Purchaser with access to information that (A)(A) is subject to an attorney-client or an attorney work-product privilege, or that is otherwise subject to any obligation of confidentiality, (B)(B) may give rise to antitrust or competition Law issues or violate a protective

Order or otherwise may not be disclosed pursuant to applicable Law or (C)(C) would cause significant competitive harm to the Seller Group if the Transactions are not consummated.

(b)    Notwithstanding anything to the contrary contained in this Agreement, from the date of this Agreement until the Closing Date, Purchaser shall not, and shall cause its Affiliates and its and their respective Representatives not to, have any contact or discussions concerning any member of the Seller Group, the Business or the Transaction with any Person known (or should be known) by Purchaser to be a lender, borrower, creditor, guarantor, business partner, bank, landlord, tenant, supplier, customer, employee, manager, franchisee, distributer, noteholder, independent contractor or consultant to the Business, in each case, without the prior written Consent of the Seller.

(c)    Any information provided to or obtained by Purchaser or its Affiliates and its and their respective Representatives, including pursuant to this Section 6.2 is confidential information and subject to the terms of, and the restrictions contained in, the Confidentiality Agreement.  Purchaser agrees to be bound by and comply with the provisions set forth in the Confidentiality Agreement as if such provisions were set forth herein, and such provisions are hereby incorporated herein by reference.  Effective upon (and only upon) the Closing, the Confidentiality Agreement shall automatically terminate and none of the parties thereto shall have any further Liability or obligation thereunder except with respect to any confidential information provided to or obtained by Purchaser or its Representatives concerning the Seller Group, which information shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing Date.  If this Agreement is terminated prior to Closing for any reason, the duration of the confidentiality of the Confidentiality Agreement shall be deemed extended, without any further action by the parties, for a period of time equal to the period of time elapsed between the date such Confidentiality Agreement was initially signed and the date of termination of this Agreement.  Notwithstanding any other provision of this Agreement to the contrary, to the extent necessary to comply with Treasury Regulations Section 1.6011-4(b)(3), each of the parties hereto (and any employee, representative, or other agent of such party) may disclose to any Governmental Authority the U.S. federal tax treatment and tax structure of any transactions contemplated by this Agreement.

(d)    Notwithstanding anything to the contrary contained herein, nothing in this Section 6.2 shall limit the ability of the parties or any of their respective Affiliates to make any disclosure to their respective tax advisors or any taxing authority.

6.3    Efforts to Consummate. Subject to Section 6.5 and except as otherwise provided in this Agreement, each of the parties hereto agrees to use its commercially reasonable efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to cause the Closing to occur as soon as possible after the date hereof, including satisfying the conditions precedent set forth in Article 8 applicable to such party; provided, however, that, for purposes of “commercially reasonable efforts” standard as required by this Section 6.3 or Section 6.4, neither the Seller nor its Affiliates or Representatives shall be required to offer or grant any accommodation or concession (financial or otherwise) to any third party or to otherwise expend any money or suffer any detriment, to expend any money to remedy any breach of any representation or warranty hereunder, to commence any Action, to waive or surrender any right, to modify any Contract (including any Assigned Contract) or to provide financing to Purchaser for the consummation of the Transactions.

6.4    Notices and Consents.  Reasonably promptly following the execution of this Agreement, the Seller will give, or cause to be given, applicable notices to third parties and thereafter will use commercially reasonable efforts (as limited by Section 6.3) to obtain any third-party Consents set forth on Schedule 6.4; provided, however, that no representation, warranty, covenant or agreement of the Seller shall be breached or deemed breached, and no condition shall be deemed not satisfied, as a result of (a) the failure to obtain any such third-party Consent, (b) any termination of a Contract as a result of the failure to obtain such third-party Consent or (c) any Action commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such Consent or any such termination.

6.5    Regulatory Matters and Approvals.

(a)    Each of Purchaser and the Seller will cooperate with each other and use, and shall cause their respective Subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things necessary, proper or advisable on its part under this Agreement and applicable Antitrust Laws to consummate and make effective the Transactions, including by providing any notices to and making any filings with any Governmental Authority that are necessary to consummate the Transactions.  Without limiting the generality of the foregoing, the Seller and Purchaser shall, no later than ten (10) Business Days after the date hereof, prepare and file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form required under the HSR Act for the Transactions.  Each of Purchaser and the Seller shall submit as soon as practicable any supplemental or additional information which may reasonably be requested by the FTC and the DOJ or by any other Governmental Authority in connection with such filings and shall comply in all material respects with all applicable Laws relating thereto.

(b)    In furtherance and not in limitation of the foregoing, if and to the extent necessary to obtain clearance of the Transactions pursuant to the HSR Act or any other Antitrust Laws with respect to the Transactions, (1) the Purchaser and its Affiliates shall (and shall direct the Seller and its Subsidiaries to) and (2) the Seller and its Subsidiaries shall, solely to the extent directed by Purchaser and contingent on the Closing, (a) propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by Order, consent decree, hold separate order, trust, or otherwise, the sale, divestiture, license, disposition or holding separate of such assets or businesses of the Purchaser or the Seller or their respective Affiliates, or otherwise offering to take or offering to commit to take any action (including any action that limits its freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines, properties or services of Purchaser or the Seller or their respective Affiliates) to the extent legally permissible, and if the offer is accepted, taking or committing to take such action; (b) terminate, relinquish, modify or waive existing relationships, ventures, contractual rights, obligations or other arrangements of Purchaser or the Seller or their respective Affiliates; (c) create any relationships, ventures, contractual rights, obligations or other arrangements of Purchaser or the Seller or their respective Affiliates; and (d) enter or offer to enter into agreements and stipulate to the entry of an Order or decree or filing appropriate applications with any Governmental Authority in connection with any of the actions contemplated by the foregoing clauses (a) through (d) (provided that the Seller and its Subsidiaries shall not be obligated to take any such action unless the taking of such action is conditioned upon the consummation of the Transactions), in each case, as may be necessary, required or advisable in order to satisfy the requirements of any applicable Antitrust Law, to avoid the entry of, or to effect the dissolution of or to vacate or lift, any decree or Order (whether temporary, preliminary or permanent) that would otherwise have the effect of restraining, preventing or delaying the consummation of the Transactions, or to avoid the commencement of any Action that seeks to prohibit the Transactions (each action listed in the foregoing clauses (a) through (d), a “Remedial Action”). Notwithstanding anything to the contrary in the foregoing, Purchaser and its Affiliates shall not be required to agree to any Remedial Action that would, or would reasonably be expected to, individually or in the aggregate, be material and adverse on Purchaser and its Affiliates (including the Seller Group), taken as a whole, after giving effect to the Transactions (a “Burdensome Condition”). For the avoidance of doubt, the parties acknowledge and agree that Purchaser’s obligation to use reasonable best efforts pursuant to Section 6.5(b) shall not require Purchaser or its Affiliates to take or agree to take any action, or accept any condition or restriction, that constitutes or would constitute a Burdensome Condition.

(c)    Each of Purchaser and the Seller will promptly notify the other parties hereto of any written communication made to or received by either Purchaser and/or the Seller, as the case may be, from any Governmental Authority regarding the Transactions, and, subject to applicable Law, if practicable, (i) permit the other parties hereto to review in advance any written communication to any such Governmental Authority and incorporate the other parties’ reasonable comments, (ii) not agree to participate in any substantive meeting or discussion with any such Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other parties hereto in advance and (iii) to the extent permitted by such Governmental Authority, give the other parties hereto the opportunity to attend, and furnish the other parties with copies of all correspondence, filings and written communications between them and their Affiliates and their respective Representatives on one hand and any such Governmental Authority or its staff on the other hand, with respect to this Agreement and the Transactions; provided, however, that this Agreement shall not obligate any party to disclose to any other party such portions of any proposed or final correspondence, filing or other written communication with a Governmental Authority or its staff as the party to such correspondence, filing or communication may reasonably deem competitively-sensitive, privileged or confidential vis-à-vis the other party, except that it shall disclose matters to the external counsel of the other party to the extent reasonably necessary in order to enable the party to fulfill its cooperation obligations in this Section 6.5(c).

(d)    Purchaser shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire by way of arrangement, amalgamation, merger or consolidation with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to or the consummation of such acquisition, arrangement, amalgamation, merger or consolidation would reasonably be expected to (i) impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, Consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) significantly increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Transactions or (iii) materially delay the consummation of the Transactions.

(e)    Purchaser shall have the sole discretion and authority, in good faith and in consultation with the Seller, to determine and implement the strategy for obtaining any applicable clearance, consent, approval or waiver under the Antitrust Laws with respect to the Transactions.

6.6    Public Announcements.  Between the date of this Agreement and the Closing Date, except to the extent required by any applicable Law or Action (including the Bankruptcy Cases), neither Purchaser nor the Seller shall, and Purchaser and the Seller shall cause their respective Affiliates and Representatives not to, directly or indirectly, issue any press release or public announcement of any kind without the prior written consent of Purchaser and the Seller (as applicable); provided, however, that the Seller and its Affiliates may make announcements from time to time to their respective employees, customers, suppliers and other business relations and otherwise as the Seller may reasonably determine in consultation with Purchaser, to the extent it is necessary to comply with applicable Law or the requirements of this Agreement or any other agreement to which Seller or any such Affiliate is a party or any securities exchange on which the securities of Seller or any such Affiliate are listed; provided, further, that, prior to making any such release, announcement or disclosure the Seller shall allow Purchaser reasonable time to review and comment on such release, announcement or disclosure in advance.  Purchaser and the Seller shall cooperate in good faith to prepare a joint press release to be issued on the Closing Date, the terms of which shall be mutually agreed upon by the parties. Notwithstanding the foregoing, nothing contained in this Agreement shall prohibit Purchaser or any Debt Financing Sources from making customary announcements and communications in connection with the arrangement and consummation of the Debt Financing.

6.7    Transferred Employees; Employee Benefits.

(a)    Prior to the Closing, the Purchaser shall offer employment to the Business Employees determined by the chief executive officer of Seller, which must be approved by the Purchaser (not to be unreasonably withheld), on such terms and conditions as set forth in Section 6.7(c) below.  In no event shall the Purchaser be obligated to hire or engage any Business Employees for any period following the Closing. The Purchaser shall have no obligation to continue or assume any employee plan of the Seller Group or to offer any employee plan to service providers, other than as set forth in Section 6.7(c). Subject to Section 6.7(b) below, those Business Employees to whom offers of employment are made, who accept such offer of employment within the time period set forth in the offer, and who commence employment as of the Closing Date shall be collectively referred to as the “Transferred

Employees.”  Prior to the Closing, Seller shall take all actions reasonably necessary to (i) reflect on its payroll, benefits, administrative and other systems the termination of the Transferred Employees’ employment with Seller and its Affiliates and (ii) process the voluntary resignations of the Transferred Employees’ employment with Seller and its Affiliates, in each case no later than upon their voluntary resignation from Seller. Nothing herein shall obligate Purchaser to maintain any compensation, incentive compensation, severance, or benefits at any particular level following the Closing, other than as set forth in Section 6.7(c) below. Seller will not enforce any non-compete or customer non-solicits against Purchaser with respect to any Transferred Employees arising from Purchaser’s act of hiring or engaging the Transferred Employees. Prior to the Closing Date, the Seller shall use its reasonable best efforts in assisting Purchaser to secure signed offer letters from each employee of the Seller Group to whom Purchaser decides to extend an offer of employment, including by providing Purchaser necessary information relating to any such individual’s employment with the Seller or any of its Subsidiaries.

(b)    Notwithstanding anything to the contrary in Section 6.7(a), in the case of any Business Employee to whom an offer is made and who is on inactive status due to a legally-protected leave of absence or leave of absence provided under a written policy of Seller (the “Protected Leaves”), such offer shall be binding on Purchaser who will allow the Business Employee to remain on the Protected Leave until the conclusion of the Protected Leave as set forth by applicable Law or Seller’s written policy, and such Business Employee shall report to Purchaser for active work upon the conclusion of the Protected Leaves.  Such individual who has fulfilled the requirements of this Section 6.7(b) shall be deemed to commence employment with Purchaser or an Affiliate thereof as of the date he or she commences active work with Purchaser and shall become a Transferred Employee as of such date.

(c)    Purchaser shall provide, or shall cause to be provided, to each Transferred Employee for a period of at least one year following the Closing Date (or, if earlier, until the applicable Transferred Employee’s termination of employment with Purchaser or its Affiliate) with: (i) base salary, wages, commissions and target short- and long-term incentive commission opportunities that are in each case equal to or better than such base salary, wages, commissions and target short- and long-term incentive compensation opportunities in effect for such Transferred Employees as of immediately prior to the Closing and (ii) other health and welfare benefits that are substantially comparable in the aggregate to such health and welfare benefits as in effect for such Transferred Employees as of immediately prior to the Closing; provided that such compensation and benefits shall not include defined benefit pension plans, retiree medical benefits, nonqualified deferred compensation, equity or equity based awards and change in control, transaction, retention or similar payments. Notwithstanding the foregoing, nothing herein prohibits Purchaser from making changes to base salary or wages or other aggregate health and welfare benefits (A) as required to comply with applicable Law or decrease litigation or audit risk (as determined by Purchaser in its sole discretion), and/or (B) as otherwise consented to by the applicable Transferred Employee. For the avoidance of doubt, nothing in this section or this Agreement (i) requires Purchaser to keep any Transferred Employee employed for any specific period of time; (ii) prevents Purchaser from terminating the employment of any Transferred Employee before the one-year anniversary of the Closing Date; or (iii) prevents Purchaser from increasing base salary or wages.

(d)    For purposes of eligibility, vesting and benefit accrual (other than accruals under a defined benefit pension plan or retiree medical plan) under the employee benefit plans of Purchaser providing benefits to Transferred Employees (the “Purchaser Plans”), Purchaser shall use commercially reasonable efforts to credit each Transferred Employee with his or her years of service with the Seller Group and any predecessor entities, to the same extent as such Transferred Employee was entitled immediately prior to the Closing to credit for such service under any similar Seller Plan.  Purchaser shall take commercially reasonable efforts to (i) waive any preexisting condition, actively-at-work requirement and similar waiting periods or restrictions under any Purchaser Plans that provide health and welfare benefits (“Purchaser Welfare Plans”) to the same extent that such conditions and waiting periods were waived or previously satisfied under the comparable Seller Plan immediately prior to the Closing Date, and (ii) cause such Purchaser Welfare Plans to honor any expenses incurred by such Transferred Employees and their eligible dependents under Seller Plans during the portion of the calendar year in which they become Transferred Employees for purposes of satisfying applicable deductible, co-insurance, maximum out-of-pocket, and similar expenses, to the same extent that such expenses were recognized under the comparable Seller Plan.

(e)    Purchaser shall be responsible for and pay all medical, life insurance, disability and other welfare plan expenses and benefits for each Transferred Employee with respect to claims incurred by such Transferred Employees or their covered dependents after the Closing Date.

(f)    Where required by applicable Law or policy of Seller, Seller will pay out any accrued but unused paid time off to Business Employees upon termination of the Business Employees’ employment with Seller.

(g)    Nothing herein expressed or implied is intended to confer on any Person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Section 6.7, and no individual shall be deemed to be a third-party beneficiary with respect to this Section 6.7.  Nothing contained in this Section 6.7 or elsewhere in this Agreement shall be construed to prevent the termination of employment of any individual Transferred Employee or any change in the employee benefits available to any individual Transferred Employee in a manner consistent with this Section 6.7 or shall be considered an amendment to any employee benefit plan.

6.8    Financing.

(a)    Purchaser shall not permit or consent to or agree to any amendment, restatement, replacement, supplement, termination or other modification or waiver of any provision or remedy under the Equity Commitment Letter (other than to increase the amount of Equity Financing available thereunder).  Purchaser shall furnish to Seller a copy of any executed amendment, restatement, replacement, supplement, modification, waiver or Consent of or relating to the Equity Commitment Letter.  For purposes of this Agreement (other than with respect to representations in this Agreement made by or with respect to Purchaser that speak as of the date hereof or another specified date), references to the “Equity Commitment Letters” shall include any such document as permitted or required by this Section 6.8 to be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived, in each case from and after such amendment, supplement, replacement, substitution, termination or other modification or waiver and, for the avoidance of doubt, references to “Equity Financing” shall include, in whole or in part (as applicable), any supplemental, replacement or substitute financing provided for thereunder.

(b)    Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to obtain the Equity Financing contemplated by the Equity Commitment Letter, including taking all actions that are necessary, proper or advisable to (i) maintain in effect the Equity Commitment Letters, (ii) satisfy on timely basis all conditions applicable to Purchaser set forth in the Equity Commitment Letter, (iii) consummate the Equity Financing contemplated by the Equity Commitment Letter at or prior to the Closing (if and to the extent required by Section 4.4(c)), (iv) enforce their rights under the Equity Commitment Letter and (v) comply with its obligations pursuant to the Equity Commitment Letter.

(c)    Purchaser shall give the Seller prompt notice (x) of any breach or default by any party to the Equity Commitment Letter, and (y) of the receipt of any written notice or other written communication, in each case received from any Equity Financing Source with respect to any (i) breach of Purchaser’s obligations under the Equity Commitment Letters or default, termination or repudiation by any party to any of the Equity Commitment Letters or (ii)  dispute between or among any parties to any of the Equity Commitment Letters.

(d)    In no event shall Purchaser or any of its Affiliates prohibit or seek to prohibit any commercial bank, investment bank or other potential provider of equity financing from providing financing or financial advisory services to any Person in connection with a transaction relating to the Seller Group.

6.9    Financing Cooperation.

(a)    Seller shall, and shall cause each of its respective Subsidiaries, Affiliates and Representatives to use reasonable best efforts to provide reasonable cooperation in connection with the arrangement and the consummation of the Debt Financing as may be reasonably requested by Purchaser or any Debt Financing Source that is necessary and customary for financing transactions of the type contemplated by the Debt Financing, including, without limitation:

(i)    reasonable cooperation with the marketing efforts of Purchaser in connection with the Debt Financing and assisting with the preparing of materials for ratings agency presentations, lender presentations, bank information memoranda, private placement memoranda, syndication memoranda, any other offering documents and other customary marketing materials for the Debt Financing, in each case to the extent necessary and customarily prepared in connection with the financings of the type contemplated by the Debt Financing; provided no such cooperation shall require the preparation by the Seller of information that is not otherwise prepared in the ordinary course of business of the Seller and readily available in the books and records of the Seller (other than the

Required Information), any information excluded by the proviso in the definition of Required Information or post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing;

(ii)    participate in a reasonable number of bank meetings, rating agency meetings, investor and lender meetings, accountant meetings, presentations, road shows and due diligence sessions (including customary one-on-one meetings with prospective Debt Financing Sources and investors and senior management and representatives of the Seller with appropriate seniority and expertise) during normal business hours, with reasonable advance notice and at times and locations to be mutually agreed and which may be electronic or via conference call, and furnishing Purchaser as promptly as practicable all Required Information (to the extent reasonable and customary in connection with the Debt Financing being actively and actually pursued); provided no such preparation of materials shall require the preparation by the Seller of information that is not otherwise prepared in the ordinary course of business of the Seller and readily available in the books and records of the Seller (other than constituting the Required Information), any information excluded by the proviso in the definition of Required Information or post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing;

(iii)    assisting with the preparation of the definitive financing documentation with respect to the Debt Financing, including perfection certificates and schedules to such definitive financing documentation with respect to the Debt Financing and otherwise reasonably facilitating the granting a security interest (and perfection thereof) in collateral thereto (relating to the Transferred Assets);

(iv)    furnishing to Purchaser at least four (4) Business Days prior to the Closing Date (to the extent a written request is received by Seller at least eight (8) Business Days prior to the Closing Date) all documentation and other information required by regulatory authorities under applicable “beneficial ownership”, “know-your-customer” and anti-money laundering rules and regulations, including USA PATRIOT Act of 2001 and the requirements of 31 C.F.R. §1010.230;

(v)    providing, or procuring delivery of, such customary authorization letters and representation letters (in each case, containing customary exculpation provisions) to the Debt Financing Sources (subject to execution at Closing) as may reasonably be requested by any Debt Financing Source authorizing the distribution of information to prospective lenders or investors and containing customary representations regarding the presence of or absence of material non-public information relating to the Seller and the accuracy (in all material respects) of the information contained therein;

(vi)    [Reserved]; and

(vii)    solely in the event that a high yield note or other bond financing is actually being pursued and solely at the expense of the Purchaser (who shall pay all such costs directly), requesting its independent auditors to (A) provide drafts and executed versions of customary auditors consents and customary comfort letters (including “negative assurance” comfort and change period comfort) with respect to historical financial information relating to the Seller Group as reasonably requested by Purchaser and/or the Seller to the extent necessary or customary for financings of the type contemplated by the Debt Financing being pursued, and (B)  attend a reasonable number of accounting due diligence sessions at reasonable times and places to be mutually agreed (all of which shall be conducted virtually).

(b)    Notwithstanding the foregoing, nothing in this Section 6.9 shall require the Seller or any of its Affiliates to (i) take any action in respect of the Debt Financing to the extent that such action would cause any condition to Closing set forth in Article 8 to fail to be satisfied by the Closing Date or otherwise result in a breach of this Agreement by the Seller; (ii) take any action in respect of the Debt Financing that would conflict with or violate the Seller’s or any of its Subsidiaries’ organizational documents or any applicable Law, or result in the contravention of, or violation of, breach of, or default under, any contract to which Seller or any of its Subsidiaries is a party; (iii) take any action to the extent such action would unreasonably interfere with the business or operations of the Seller; (iv) execute and deliver any letter, agreement, document or certificate in connection with the Debt Financing (except notices of prepayment, borrowing notices, authorization letters and/or representation letters (in each case, to the extent a high yield note or other bond financing is actually being pursued), or “know-your-customer” documentation referred to herein) or take any corporate action that is not contingent on, or that would be effective prior to, the occurrence of the Closing; (v) pay any commitment fee or other fee or payment to obtain Consent or incur any liability with respect to or cause or permit any Lien to be placed on any of their respective assets in connection with the Debt Financing prior to the Closing Date;[1] (vi) provide access to or disclose information where Seller determines that such access or disclosure would reasonably be expected to jeopardize the attorney-client privilege or contravene any applicable Law or Contract (not entered into in contemplation of this limitation) (but shall use reasonable best efforts to grant such access or provide such disclosure in a manner which would not jeopardize such privilege or contravene any such Law or Contract); (vii) subject to any of the Seller Group’s respective directors, managers, officers or employees to actual or potential personal liability; (viii) cause the directors and managers of the Seller Group to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained unless Purchaser shall have determined that such directors and managers are to remain as directors and managers of the Seller Group on and after the Closing Date and such resolutions are contingent upon the occurrence of, or only effective as of, the Closing; (ix) waive or amend any terms of this Agreement or any other Contract (not entered into in contemplation of this limitation) to which Seller or its Subsidiaries, including the Seller Group, is party; or (x) take any action that would subject it to actual or potential liability, to bear any cost or expense or to make any other payment or agree to provide any indemnity in connection with any debt commitment letter, any fee letter, the definitive documents related to the Debt Financing, the Debt Financing or any information utilized in connection therewith (in each case except concurrently with and/or following the Closing or subject to reimbursement by Purchaser pursuant to the terms of this Agreement).

(c)    Purchaser shall, promptly upon written request by the Seller (upon delivery of reasonably detailed invoice therefor from the Seller), reimburse the Seller for all reasonable and documented out-of-pocket third-party costs and expenses (including reasonable attorney’s fees) incurred by the Seller or any of its Affiliates in connection with the cooperation of the Seller or its Subsidiaries in contemplated by this Section 6.9 (it being understood and agreed, however, that the Seller (and not Purchaser) shall be responsible for (i) de minimis expenses, (ii) fees payable to existing legal, financial or other advisors of the Seller with respect to services provided prior to Closing, (iii) any ordinary course amounts payable to existing employees of or consultants to the Seller, or any of its respective Affiliates or Representatives with respect to services provided prior to Closing (but only to the extent that such costs and expenses would have been so incurred regardless of the requirements set forth in Section 6.9(a)), and (iv) any amounts that would have been incurred in connection with the transactions contemplated hereby regardless of the Debt Financing (including the preparation and/or delivery of financial information, payoff letters and guaranty lien releases)), Purchaser shall indemnify and hold harmless the Seller, its Affiliates and their respective Representatives from and against any and all losses (excluding lost profits and losses from any consequential, indirect, special or punitive damages (as opposed to direct or actual damages)), damages, claims, costs or expenses actually suffered or incurred by any of them of any type in connection with compliance by such Persons with their obligations under Section 6.9(a), except to the extent such losses, damages, claims, costs or expenses result from any documents, materials or other information provided by any of the Seller or its Representatives or the gross negligence, bad faith or willful misconduct of the Seller, any of its Affiliates or their respective representatives, and the foregoing obligations shall survive termination of this Agreement. Notwithstanding the foregoing, in the event the Purchaser elects to pursue a high yield notes or other bond financing, and in connection therewith requests assistance or other actions that would not be required in the case of a term loan financing, all such incremental costs shall be at the expense of the Purchaser, and any would-be-out-of-pocket third party costs and expenses will be paid directly by the Purchaser.

(d)    The Seller hereby expressly authorizes and consents, on behalf of itself and its Affiliates or Representatives, to the reasonable use of the Seller Group’s logos, names and trademarks solely relating to the Business in connection with the Debt Financing; provided that such logos, names and trademarks shall be used solely in a manner that is not intended to or reasonably likely to harm or disparage the Seller Group’s, or their reputation or goodwill.

(e)    All material non-public information provided by the Seller Group or any of their Affiliates or any of their respective representatives, pursuant to this Section 6.9 shall be kept confidential in accordance with the Confidentiality Agreement, except that Purchaser shall be permitted to disclose such information to the financing sources (including the Debt Financing Sources), other potential sources of capital, ratings agencies and prospective lenders during syndication of the Debt Financing or any permitted replacement, amended, modified or alternative financing subject to the potential sources of capital, ratings agencies and prospective lenders and investors entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities or through a customary confidentiality notice contained in an offering memorandum, private placement memorandum or other offering document restricting the use and further distribution of the information contained therein, in each case as applicable for the type of financing actually being pursued).

(f)    Purchaser acknowledges and agrees that, notwithstanding anything in this Agreement to the contrary, the obligations to perform its agreements hereunder, including to consummate the Closing subject to the terms and conditions hereof, are not conditioned on obtaining the Debt Financing or any alternative debt financing or on the performance of any Debt Financing Source. Notwithstanding anything to the contrary in this Agreement, it is understood and agreed by the parties that (i) for purposes of the conditions set forth in Section 8.2 as applied to the Seller’s or the Seller Group’s obligations under this Section 6.9 and (ii) for all other purposes of this Agreement (including Article 9 hereof), the obligations of the Seller, the Seller Group, and in each case any Affiliates and/or Representatives thereof, shall be deemed to be satisfied and complied with unless the Seller’s or any other member of the Seller
Group’s Intentional Breach of its obligation under this Section 6.9 is the direct cause of the failure to obtain any committed Debt Financing. For purposes of this Section 6.9, “Intentional Breach” means a breach by the Seller or any other member of the Seller Group that is an act or omission knowingly and willfully undertaken or omitted by such Person with the intent of causing a breach of Section 6.9 of this Agreement and remains uncured following written notice thereof stating with particularity the alleged breach and ten (10) day opportunity to cure.

6.10    No Successor Liability. The Parties intend that upon the Closing, Purchaser and its respective Affiliates shall not, and shall not be deemed to: (a) be a successor (or other such similarly situated party), or otherwise be deemed a successor, to any member of the Seller Group, including a “successor employer” for the purposes of the IRC, ERISA, or other applicable Laws; (b) have any responsibility or Liability for any obligations of any member of the Seller Group, or any Affiliate of the Seller Group, based on any theory of successor or similar theories of Liability; (c) have, de facto or otherwise, merged with or into any member of the Seller Group; (d) be an alter ego or a mere continuation or substantial continuation of any member of the Seller Group (and there is no continuity of enterprise between Purchaser and any member of the Seller Group), including within the meaning of any foreign, federal, state or local revenue, pension, ERISA, COBRA, WARN Act, Tax, labor, employment, environmental, or other Law, rule or regulation (including filing requirements under any such Laws, rules or regulations), or under any products liability Law or doctrine with respect to any member of the Seller Group’s Liability under such Law, rule or regulation or doctrine; or (e) be holding itself out to the public as a continuation of any member of the Seller Group or their respective estates. The parties agree that, to the fullest extent permitted under Section 363(f) of the Bankruptcy Code and any other applicable Law, the Sale Order shall contain findings of fact and conclusions of Law consistent with this Section 6.10.

6.11    Reporting and Information Rights. From the date hereof through the earlier of the Closing Date or the termination of this Agreement pursuant to Article 9: (i) the Seller shall use commercially reasonable efforts to provide to Purchaser and its Representatives, concurrently with and in the same form as required to be provided to the lenders under the DIP Financing Agreement (or their agents or advisors), all budget variance reports, financial reports, cash flow forecasts, liquidity updates, notices and other deliverables required to be provided to such lenders under the DIP Order or the DIP Financing Agreement; (ii) the Seller shall use commercially reasonable efforts to provide Purchaser with reasonable advance notice of, and permit Purchaser and its Representatives to participate in, all scheduled and ad hoc calls and meetings between the Seller Group and such lenders (or their agents or advisors) regarding the financial performance, operations or budget compliance of the Business; and (iii) the Seller shall, upon reasonable request by Purchaser (but not more frequently than weekly), make members of the Seller Group’s senior management available for calls with Purchaser and its Representatives to discuss the operations of the Business, compliance with the Approved Budget and such other matters as Purchaser may reasonably request. Notwithstanding anything to the contrary in this Agreement, a breach by the Seller, or its respective Subsidiaries, Affiliates and/or Representatives, of this Section 6.11 shall not constitute a breach for purposes of Article 9, a failure to satisfy a condition precedent set forth in Section 8.2, or a breach of this Agreement for any other purpose unless any such breach is a Willful Breach.

6.12    Transition Services Agreement. During the period from and after the date of this Agreement until the earlier of (i) the Closing Date and (ii) the termination of this Agreement in accordance with Article 9, the parties shall negotiate in good faith and use commercially reasonable efforts to identify, agree upon, and finalize the terms of a transition services agreement intended to provide for an orderly transition (the “Transition Services Agreement”) to be entered into by Seller and Purchaser at Closing, pursuant to which Seller shall provide to Purchaser, or shall cause its Affiliates to provide to Purchaser, benefit plans, payroll and certain other critical transition services reasonably agreed by the Seller and Purchaser for a period following the Closing to facilitate Purchaser’s orderly transition and integration of the Business and the Transferred Assets, the fees and costs of which shall be borne one hundred percent (100%) by Purchaser.

6.13    A&G Realty Partners Cooperation. The Seller shall use commercially reasonable efforts to cause A&G Realty Partners, as real estate advisor to the Seller, to cooperate with Purchaser and its professionals (including any real estate consultants or advisors retained by or on behalf of Purchaser) in connection with matters relating to the Real Property Leases and the real property used in the Business, including by providing reasonable access to information, analyses and work product prepared by or on behalf of A&G Realty Partners in connection with its engagement by the Seller, and by making its personnel reasonably available for discussions and consultations with Purchaser’s professionals regarding such matters. Notwithstanding anything to the contrary in this Agreement, during the period from the date hereof through the Closing Date, no member of the Seller Group shall enter into, execute, amend, modify, supplement, extend, renew, terminate, waive any rights under, or consent to any of the foregoing with respect to, any Real Property Lease or any other lease, sublease, license or other occupancy agreement to which any member of the Seller Group is a party (including any Assigned Contract or Designated Contract that is a Real Property Lease), without, in each case, the prior written consent of the chief executive officer of Seller.

6.14    Marketing Expenditures. During the period commencing on the date of this Agreement and continuing through the Closing Date, Seller shall, and shall cause each member of the Seller Group to, spend or cause to be spent, at least the amount allocated towards Marketing Expenditures in connection with the Business as set forth in the Approved Budget as in effect as of the date of this Agreement. All Marketing Expenditures made pursuant to this Section 6.14 shall be made: (i) in the same format as the Marketing Expenditures made by the Seller Group immediately prior to the Petition Date, including with respect to the creative format, messaging style, brand standards, promotional structure, and customer-facing presentation of all marketing materials and campaigns; and (ii) across the same media channels as the media channels utilized by the Seller Group immediately prior to the Petition Date. For the avoidance of doubt, Seller shall not: (1) consolidate, eliminate, or substantially reduce Marketing Expenditures in any media channel that was utilized immediately prior to the Petition Date without Purchaser’s prior written consent; (2) shift Marketing Expenditures from one channel to another in a manner that is materially inconsistent with the channel allocation in effect immediately prior to the Petition Date without Purchaser’s prior written consent; or (3) alter the format, creative standards, brand presentation, or promotional structure of any marketing campaign or materials in a manner that is materially inconsistent with the format in use immediately prior to the Petition Date without Purchaser’s prior written consent. To the extent that excess cash is available to the Seller during the period between the date of this Agreement and the Closing Date, Seller shall apply such excess cash to increase the Marketing Expenditures up to the amount necessary to bring the cumulative Marketing Expenditures into conformity with the projected marketing forecast set forth on Exhibit A hereto; provided, that, in no event shall Seller be required to make aggregate cumulative Marketing Expenditures in excess of $30,000,000.

6.15    Critical Vendor Payments. During the period commencing on the date of this Agreement and continuing through the Closing Date, Seller shall, and shall cause each member of the Seller Group to, make all Critical Vendor Payments as set forth in the Approved Budget as in effect as of the date of this Agreement.

6.16    Employee Compensation. From the date hereof through the Closing Date, Seller shall, and shall cause each member of the Seller Group to, pay or cause to be paid all wages, salaries, commissions, bonuses, and other compensation owed to Business Employees on or before the regularly scheduled payroll dates applicable to such Business Employees, and in no event shall any Business Employee be paid in arrears or on a delayed basis relative to the applicable payroll schedule in effect as of the date hereof.

Article 7
Post-Closing Covenants

7.1    Access to Information; Books and Records.  From and after the Closing, for a period of three (3) years, and without prejudice to the obligations of Purchaser pursuant to Section 7.3(b), Purchaser and its Affiliates shall, in each case at the sole cost and expense of the Seller Group, (a) afford the Seller Group and their respective Representatives reasonable access, during normal business hours, upon reasonable advance notice and under reasonable circumstances, to the books and records of Purchaser, its Affiliates and the Business, for the purposes of (i) preparing Tax Returns, (ii) monitoring or enforcing rights or obligations under this Agreement or any Related Document, (iii) complying with the requirements of any Governmental Authority, or (iv) administering, or satisfying their obligations in connection with, the Bankruptcy Cases, and for such purposes shall permit the Seller Group and their respective Representatives to examine and copy such books and records to the extent reasonably requested by such party and (b) cause their Representatives to furnish all information reasonably requested by any member of the Seller Group or their Representatives in connection with financial or regulatory reporting, audit, third party litigation, preparing or filing of any Tax Return or the defense of any Tax claim or assessment; provided, however, that nothing in this Section 7.1 shall require Purchaser or its Affiliates to furnish to the Seller Group or their respective Representatives any material that is subject to an attorney-client privilege or an attorney work-product privilege or which may not be disclosed pursuant to applicable Law.  For a period of three (3) years following the Closing Date, or such longer period as may be required by applicable Law or necessitated by applicable statutes of limitations, Purchaser shall, and shall cause its Affiliates to, maintain all such books and records in the jurisdiction in which such books and records were located prior to the Closing Date and shall not destroy, alter or otherwise dispose of any such books and records.  On or prior to the end of such period, Seller shall affirmatively inform Purchaser in writing it has an ongoing need for books and records, after which the Purchaser shall and shall cause its Affiliates to, provide the Seller or its respective successor with at least ten (10) Business Days prior written notice before destroying, altering or otherwise disposing of any such books and records, during which period the Seller may elect to take possession, at its own expense, of such books and records.

7.2    Post-Closing Receipt and Possession of Assets and Liabilities.

(a)    After the Closing Date, the Seller shall, or shall cause the applicable member of the Seller Group to, at the Seller’s sole cost and expense, transfer promptly to Purchaser, and Purchaser shall accept from the Seller, from time to time any assets constituting Transferred Assets or Liabilities constituting Assumed Liabilities held by the Seller. After the Closing Date, Purchaser shall transfer promptly to the Seller, at the Purchaser’s sole cost and expense, and the Seller shall accept from Purchaser, from time to time, any assets constituting Excluded Assets or Liabilities constituting Excluded Liabilities held by Purchaser. After the Closing, subject to the terms and conditions in this Agreement, each of Purchaser and Seller shall use its commercially reasonable efforts to take or cause to be taken all appropriate action, do or cause to be done all things necessary or advisable, and sign and deliver such documents and other instruments, as may be required to carry out the provisions of this Agreement and make effective the transactions contemplated by this Agreement, including the transfer of the Transferred Assets.

(b)    Following the Closing Date, the Seller and Purchaser shall reasonably cooperate to promptly liquidate, dissolve and wind up the Seller Group.  Purchaser agrees that it will promptly take such actions as are reasonably requested by the Seller to assist in the liquidation, dissolution and winding up of the Seller Group so long as such actions do not require Purchaser to expend any money or make any funding in connection therewith.

(c)    If, after the Closing, either party shall receive any payments or other funds due to the other party pursuant to the terms of this Agreement, then the party receiving such funds shall promptly forward such funds to the proper party.  No party shall have any right of set-off or may withhold funds required to be paid to the other party under this Section 7.2.

7.3    Tax Matters.

(a)    For purposes of this Agreement, with respect to any Transferred Asset, the Seller and Purchaser shall apportion the liability for Property Taxes for any Straddle Period applicable to such Transferred Asset in accordance with this Section 7.3(a).  The Property Taxes described in this Section 7.3(a) shall be apportioned between the Seller and Purchaser as of the Closing Date, with Purchaser liable for that portion of the Property Taxes for a Straddle Period (i) with respect to any Property Taxes that are ad valorem taxes imposed on a periodic basis, equal to the Property Taxes for such Straddle Period multiplied by a fraction, the numerator of which is the number of days remaining in such Straddle Period after the Closing Date, and the denominator of which is the total number of days in such entire Straddle Period or (ii) with respect to any other Property Taxes, allocated to the portion of such Straddle Period beginning after the Closing Date based on an interim closing of the books as of the end of the Closing Date.  The Seller shall be liable for that portion of the Property Taxes for a Straddle Period for which Purchaser is not liable under the preceding sentence.  The party responsible under applicable Law for paying a Tax described in this Section 7.3(a) shall be responsible for administering the payment of such Tax.  Purchaser and its Affiliates shall not make or change any Tax election, amend, refile or otherwise modify (or grant an extension of any statute of limitation with respect to) any Tax Return, or take any other action that could cause or result in an increase in any Tax Liability or reduce any Tax benefit in respect of any Pre-Closing Tax Period or Straddle Period relating to the Seller Group or the Business without the prior written consent of the Seller.

(b)    After the Closing, each of the Seller and Purchaser shall (and shall cause their respective Affiliates to):

(i)    reasonably cooperate in preparing for and defending any audits or proceedings of or disputes with Governmental Authorities regarding any Tax Returns required to be filed by, or Taxes related to the Transferred Assets or the Business due from, the Seller for any Pre-Closing Tax Period or Straddle Period; or

(ii)    maintain and preserve until the expiration of the applicable statutes of limitations, and make available to the other parties as reasonably requested and to any Governmental Authority as reasonably required, all information, records and documents relating to Taxes related to the Transferred Assets or the Business for any Pre-Closing Tax Period or Straddle Period, and make employees available to the other parties as reasonably requested during business hours to supplement or explain such information, records and documents; and (iii) furnish the other parties with copies of all correspondence received from any Governmental Authority in connection with any Tax audit, proceeding, assessment or information request relating to Taxes related to the Transferred Assets or the Business for a Pre-Closing Tax Period or Straddle Period, and furnish the other parties with copies of all records and documents relating to Taxes related to the Transferred Assets or the Business for a Pre-Closing Tax Period or Straddle Period that are proposed to be destroyed (and not otherwise in the possession of such other party).

(c)    Purchaser shall pay, or cause to be paid, to the Seller the amount of any refunds of Taxes that are Excluded Liabilities paid by the Seller.  Purchaser shall use commercially reasonable efforts, and shall cause its Affiliates to use commercially reasonable efforts, at Seller’s expense, to take any action reasonably requested by the Seller in writing to pursue any claims for such refunds of the Seller.  Purchaser shall make payment of any such refunds described in this Section 7.3(c), net of any reasonable costs (including Taxes) incurred by Purchaser and its Affiliates in obtaining such refunds, to the Seller within five (5) days of receipt of the refund.  If, in lieu of receiving any such refund, Purchaser or any of its Affiliates reduces a liability for Taxes with respect to a taxable period or portion thereof beginning after the Closing Date, Purchaser shall promptly pay or cause to be paid to the Seller the amount of such reduction in liability for Taxes.

(d)    In the event of a conflict between the provisions of this Section 7.3 and any other Section of this Agreement, this Section 7.3 shall govern and control with respect to Tax matters.

Article 8
Conditions Precedent

8.1    Conditions to Each Party’s Obligation. The respective obligations of the parties hereto to effect the Transactions are subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by the Seller and Purchaser in writing), at or prior to the Closing, of the following conditions:

(a)    HSR Act.  Any applicable waiting periods, together with any extensions thereof, under the HSR Act shall have expired or been terminated.

(b)    No Injunctions or Restraints.  No Order issued by any Governmental Authority of competent jurisdiction shall be in effect which restrains, enjoins or otherwise prohibits the consummation of the Transactions, and no Law shall have been enacted or be deemed applicable to the Transactions that makes illegal consummation of the Transactions or prevents, restrains, enjoins or otherwise prohibits the consummation of the Transactions shall be in effect.

(c)    Sale Order.  The Bankruptcy Court shall have entered the Sale Order and such Sale Order shall be a Final Order (unless such Final Order requirement is waived by the Seller and Purchaser in each of their respective sole discretions).

8.2    Conditions to Obligation of Purchaser.  The obligations of Purchaser to effect the Transactions is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Purchaser in writing), at or prior to the Closing, of the following conditions:

(a)    Representations and Warranties.  (i) Each of the representations and warranties of the Seller set forth in Sections 3.1(a) and 3.2 shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent expressly made as of an earlier date (in which case such representations and warranties shall be true and correct in all material respects as of such earlier date) and (ii) each of the other representations set forth in Article 3 shall be true and correct in all respects (without giving effect to any qualifications or limitations as to “materiality,” “Material Adverse Effect” or words of similar import set forth therein) as of the Closing Date as though made on the Closing Date, except to the extent expressly made as of an earlier date, in which case as of such earlier date, except in the case of this clause (ii), in each case, where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)    Performance of Covenants and Obligations.  The Seller shall have performed or complied (i) in all material respects with the obligations and covenants, other than those covenants set forth in Section 6.14, Section 6.15, and Section 6.16, (ii) in all respects with the obligations and covenants set forth in Section 6.15, except for any failure to ofmeet the Critical Vendor Payments as set forth in the Approved Budget as in effect as of the date of this Agreement in an amount that is less than $500,000, and (iii) in all respects with the obligations and covenants set forth in Section 6.14 and Section 6.16, in each case, required to have been performed or complied with by it under this Agreement at or prior to the Closing.

(c)    Closing Deliverables.  The Seller shall have delivered to Purchaser the closing certificate required to be delivered by the Seller pursuant to Section 2.9(c)(i).

(d)    No Material Adverse Effect.  Since the Petition Date, there shall not have occurred any Material Adverse Effect.

(e)    No Litigation. There shall not be pending by the Federal Trade Commission or the United States Department of Justice Antitrust Division any judicial or administrative proceedings pursuant to the Antitrust Laws that seek to prevent, restrain, enjoin or otherwise prohibit the consummation of the Transactions.

(f)    Employee Acceptance Threshold. As of the date that is three (3) Business Days prior to the Closing Date, the Required Employee Acceptance Threshold shall have been satisfied unless waived by Purchaser.

(g)    Required Executives. As of the date that is three (3) Business Days prior to the Closing Date, eighty five percent (85%) of the Required Executives shall have accepted employment with the Purchaser or one of its Affiliates, unless such condition is waived by Purchaser.

8.3    Conditions to Obligations of the Seller.  The obligation of the Seller to effect the Transactions is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by the Seller in writing), at or prior to the Closing, of the following conditions:

(a)    Representations and Warranties.  Each of the representations and warranties of Purchaser set forth in Article 4 shall be true and correct in all material respects (without giving effect to any qualifications or limitations as to “materiality” or words of similar import set forth therein) as of the Closing as though made at and as of such time (other than such representations and warranties as are made as of an earlier date, which shall be so true and correct as of such date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, prevent, hinder or delay the consummation of the Transactions or the ability of Purchaser to perform its obligations under this Agreement.

(b)    Performance of Covenants and Obligations of Purchaser.  Purchaser shall have performed or complied in all material respects with all obligations and covenants required to have been performed or complied with by it under this Agreement at or prior to the Closing.

(c)    Closing Deliverables.  Purchaser shall have delivered to the Seller the closing certificate required to be delivered by Purchaser pursuant to Section 2.9(b)(i).

8.4    Waiver of Condition; Frustration of Conditions.  All conditions to the Closing shall be deemed to have been satisfied or waived from and after the Closing.  Neither Purchaser nor the Seller may rely on the failure of any condition set forth in this Article 8, as applicable, to be satisfied if such failure was primarily caused by such party’s failure to use, as required by this Agreement, its reasonable best efforts to consummate the Transactions.

Article 9
Termination

9.1    Events of Termination.  Notwithstanding anything to the contrary, this Agreement may be terminated at any time prior to the Closing:

(a)    by mutual written consent of Purchaser and the Seller;

(b)    by Purchaser or the Seller, by written notice to Purchaser or the Seller from the other, if (i) the Bankruptcy Court shall enter an order approving a Competing Bid or any sale or other disposition of all or substantially all of the Transferred Assets to a Person other than Purchaser or any of its Affiliates (each, an “Alternate Transaction”) and (ii) either (A) the Purchaser is not serving as the Back-Up Bid or (B) such Alternate Transaction is consummated;

(c)    by Purchaser if (i) the Bid Procedures Motion is withdrawn, or the Seller publicly announces its intention to withdraw such motion, (ii) a motion is filed to voluntarily dismiss the Bankruptcy Cases, (iii) a motion is filed for conversion of the Bankruptcy Cases to Chapter 7 of the Bankruptcy Code, or (iv) a motion is filed for appointment of an examiner with expanded powers pursuant to Section 1104 of the Bankruptcy Code or a trustee in the Bankruptcy Cases;

(d)    by Purchaser, by written notice from Purchaser to Seller, if any of the Bankruptcy Court Milestones set forth in Section 5.9 are not met and have not been extended by written agreement between Purchaser and Seller (email from counsel being sufficient);

(e)    by Purchaser if (i) following entry by the Bankruptcy Court of the Bid Procedures Order, such order is (x) amended, modified or supplemented in a manner materially adverse to Purchaser without Purchaser’s prior written consent or (y) voided, reversed or vacated, or (ii) following entry by the Bankruptcy Court of the Sale Order, the Sale Order is (x) amended, modified or supplemented in a manner materially adverse to Purchaser without Purchaser’s prior written consent or (y) voided, reversed or vacated;

(f)    by Purchaser, by written notice from Purchaser to the Seller, if there has been a breach or inaccuracy of a covenant, representation or warranty made by the Seller in this Agreement, such that the conditions in Section 8.1 or Section 8.2 are not capable of being satisfied and which breach is incapable of being cured or, if capable of being cured, has not been cured by the Seller prior to the earlier of (i) fifteen (15) Business Days after receipt of written notice from Purchaser requesting such breach be cured or (ii) the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(f) shall not be available to Purchaser if the conditions in Section 8.1 or Section 8.2 are not capable of being satisfied because there is then a breach or inaccuracy of a covenant, representation or warranty made by Purchaser in this Agreement;

(g)    by the Seller, by written notice from the Seller to Purchaser, if there has been a breach or inaccuracy of a covenant, representation or warranty made by Purchaser in this Agreement, such that the conditions in Section 8.1 or Section 8.3 are not capable of being satisfied and which breach is incapable of being cured or, if capable of being cured, has not been cured by Purchaser prior to the earlier of (i) fifteen (15) Business Days after receipt of written notice from the Seller requesting such breach be cured or (ii) the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(g) shall not be available to the Seller if the conditions in Section 8.1 or Section 8.3 are not capable of being satisfied because there is then a breach or inaccuracy of a covenant, representation or warranty made by the Seller in this Agreement;

(h)    by Purchaser or the Seller, by written notice from Purchaser or the Seller to the other, if any Governmental Authority of competent jurisdiction shall have issued an Order that has become a Final Order or enacted any Law, in each case, restraining, enjoining or otherwise prohibiting the consummation of the Transactions;

(i)    by Purchaser or the Seller, by written notice from Purchaser or the Seller to the other, if the Closing has not occurred on or prior to the Outside Date; provided, however, that the party exercising the right to terminate this Agreement pursuant to this Section 9.1(i) shall not have been primarily responsible for such failure of the Closing to occur through a breach or inaccuracy of a covenant, representation or warranty contained in this Agreement; or

(j)    by Seller by written notice to Purchaser if the boards of directors of any of Seller Group determine that proceeding with the Transactions or failing to terminate this Agreement would be inconsistent with their fiduciary obligations under applicable Law consistent with Section 10.19 hereof.

9.2    Effect of Termination.

(a)    In the event that this Agreement shall be terminated pursuant to Section 9.1, (i) subject to the terms of the Confidentiality Agreement, Purchaser shall, and shall ensure that its Representatives shall, destroy all Confidential Information (as defined in the Confidentiality Agreement) pursuant to the terms therein and (ii) all further obligations of the parties hereto under this Agreement shall terminate without further Liability or obligation to the other parties hereto, except in the case of Fraud or a Willful Breach of this Agreement prior to such termination; provided, however, that, notwithstanding the foregoing, the Liabilities and obligations under (A) the Confidentiality Agreement, and (B) Section 6.2(c), this Section 9.2 and Article 10 shall continue in full force and effect.

(b)    Notwithstanding anything to the contrary in this Agreement, in consideration for Purchaser having expended considerable time and expense in connection with this Agreement and the negotiation thereof, upon termination of this Agreement pursuant to (i) any of Section 9.1(b), Section 9.1(c), Section 9.1(f), or Section 9.1(J) the Seller shall pay Purchaser the Bid Protections, and (ii) any of Section 9.1(d), Section 9.1(e), Section 9.1(h) or Section 9.1(i) (by Purchaser), the Seller shall pay Purchaser the Expense Reimbursement only, in each case within five (5) (by Seller), Business Days after such termination of this Agreement (or, if later, five (5) Business Days after the date on which the Purchaser provides Seller with reasonable documentation supporting Purchaser’s request therefor), by wire transfer(s) in immediately available funds to one or more bank accounts of Purchaser (or any of its Affiliates or designees as applicable) designated in writing by Purchaser to Seller. Subject to the following sentence, the Seller Group’s Liability hereunder for any and all breaches of this Agreement or any other Actions relating to this Agreement or any Related Document shall be capped at an amount equal to the Bid Protections Aggregate Amount. Notwithstanding the foregoing, nothing in this Section 9.2(b) or in this Agreement shall limit or release any Liability of any parties hereto to the extent arising out of or resulting from Fraud or Willful Breach. Purchaser acknowledges and agrees that, except in the case of Fraud or Willful Breach, upon the payment of the Bid Protections Aggregate Amount or the Expense Reimbursement Cap, as applicable, to Purchaser pursuant to this Section 9.2, such payment shall, notwithstanding anything to the contrary contained herein, be the sole and exclusive remedy of Purchaser, its Affiliates and any other Person against the Seller Group in connection with such termination or relating to this Agreement, any Related Document or the transactions contemplated hereby or thereby; provided, however, that the foregoing shall not limit any Liability of the Seller Group for Willful Breach or Fraud.

(c)    If any member of the Seller Group pays to Purchaser or any of its Affiliates an amount equal to the Bid Protections or the Expense Reimbursement pursuant to Section 9.2(b), Purchaser and its former, current or future equityholders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees and any and all former, current or future equityholders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, Affiliates or assignees of any of the foregoing, and any and all former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing, and each Affiliate, officer, director, employee, controlling person, advisor, agent, attorney or representatives of any such Person (each, a “Purchaser Related Party” and, collectively, the “Purchaser Related Parties”), will be deemed to have fully released and discharged each member of the Seller Group and its former, current or future equityholders, advisors, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, Affiliates or assignees and any and all former, current or future equityholders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, Affiliates or assignees of any of the foregoing, and any and all former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing, from any Liability, including that relate to the termination of this Agreement, and neither Purchaser, any Purchaser Related Party nor any other Person shall have any other remedy or cause of action under or relating to this Agreement or any applicable Law, including for reimbursement of expenses; provided, however, that the foregoing release shall not apply to, and shall not release or discharge any Liability arising from, Willful Breach of this Agreement or Fraud by any member of the Seller Group occurring prior to such termination.

Article 10
General Provisions

10.1    Survival of Representations, Warranties and Covenants.  All covenants and agreements contained in this Agreement that by their term are to be performed in whole or in part, or which prohibit actions, subsequent to Closing shall, solely to the extent such covenants and agreements are to be performed, or prohibit actions, subsequent to Closing, survive the Closing in accordance with their terms until fully performed or satisfied.  All other covenants and agreements contained herein, and all representations and warranties contained herein or in any certificated deliveries hereunder shall not survive Closing and shall therefore terminate, including any Action for damages in respect of any breach or inaccuracy thereof.  For the avoidance of doubt, the provisions of Section 6.2(c), Article 7, Section 9.2, this Article 10 and the Confidentiality Agreement shall survive the Closing.

10.2    Entire Agreement.  This Agreement, including the Schedules hereto, the Confidentiality Agreement and the Related Documents, contain the entire understanding of the parties hereto with respect to the subject matter contained herein and therein.  This Agreement supersedes all prior and contemporaneous agreements, arrangements, contracts, discussions, negotiations, undertakings and understandings (including any letters of intent or term sheets), whether written or oral, among the parties with respect to such subject matter (other than the

Confidentiality Agreement and the Related Documents) or any prior course of dealings.  The parties hereto have voluntarily agreed to define their rights, Liabilities and obligations respecting the Transactions exclusively in contract pursuant to the express terms and conditions of this Agreement, including the Schedules hereto, the Confidentiality Agreement and the Related Documents, and the parties hereto expressly disclaim that they are owed any duties or entitled to any remedies not expressly set forth in this Agreement, including the Schedules hereto, the Confidentiality Agreement and the Related Documents.  Furthermore, the parties each hereby acknowledge that this Agreement, including the Schedules hereto, the Confidentiality Agreement and the Related Documents embody the justifiable expectations of sophisticated parties derived from arm’s-length negotiations, and all parties to this Agreement, the Confidentiality Agreement and the Related Documents specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of an ordinary purchaser and an ordinary seller in an arm’s-length transaction.  The sole and exclusive remedies for any Related Claims shall be those remedies available at law or in equity for breach of contract only (as such contractual remedies have been further limited or excluded pursuant to the express terms of this Agreement); and the parties hereby agree that neither party hereto shall have any remedies or cause of action (whether in contract or in tort or otherwise) of any statements, communications, disclosures, failures to disclose, representations or warranties not set forth in this Agreement.

10.3    Amendment; No Waiver.  This Agreement and the Related Documents may be amended, supplemented or changed, and any provision hereof or thereof can be waived, only by a written instrument making specific reference to this Agreement (and, if applicable, the Related Documents) executed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought.  The waiver by any party of a breach of any provision of this Agreement or the Related Documents shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach.  No failure on the part of any party to exercise, and no delay in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall a single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

10.4    Severability; Specific Versus General Provisions.  Whenever possible, each provision of this Agreement and the Related Documents shall be interpreted in such manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement or the Related Documents is invalid, illegal, or incapable of being enforced by any Law or public policy, all other terms or provisions of this Agreement and the Related Documents shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, in whole or in part, such term or provision is hereby deemed modified to give effect to the original written intent of the parties to the greatest extent consistent with being valid and enforceable under applicable Law.  No party hereto shall assert, and each party shall cause its respective Affiliates or related parties not to assert, that this Agreement or any part hereof is invalid, illegal or unenforceable.

10.5    Expenses and Obligations.  Except as otherwise provided in this Agreement, all costs and expenses incurred by the parties hereto in connection with the Transactions, including the costs, expenses and disbursements of counsel and accountants, shall be borne solely and entirely by the party that has incurred such expenses; provided, however, that Purchaser shall pay, or promptly reimburse the Seller for, any filing fees which relate to any required governmental filing or notification under any applicable Antitrust Laws, including filing fees under the HSR Act.

10.6    Notices.  All notices, consents, waivers, and other communications under this Agreement or the Related Documents must be in writing and will be deemed to have been duly given (a) if personally delivered, on the date of delivery, (b) if delivered by express courier service of national standing for next day delivery (with charges prepaid), on the Business Day following the date of delivery to such courier service, (c) if delivered by electronic mail (unless the sender receives an automated message that the email has not been delivered) on the date of transmission if on a Business Day before 5:00 p.m. local time of the business address of the recipient party (otherwise on the next succeeding Business Day) and (d) if deposited in the United States mail, first-class postage prepaid, on the date of delivery, in each case to the appropriate addresses or email addresses set forth below (or to such other addresses or facsimile numbers as a party may designate by notice to the other parties in accordance with this Section 10.6):

If to Purchaser:

Sleep Country Canada Inc.
7920 Airport Road
Brampton, ON, L6T 4N8
Attention:  Stewart Schaefer; Craig DePratto
Email:  stewart.schaefer@dormezvous.com; craig.depratto@sleepcountry.ca with a copy to (which will not constitute notice):

Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018

Attention:  Joshua Zachariah; Ed Amer; Kizzy Jarashow; Harrison Freeman; Benjamin Loveland
Email:  JZachariah@goodwinlaw.com; Eamer@goodwinlaw.com Kjarashow@goodwinlaw.com;

HFreeman@goodwinlaw.com; BLoveland@goodwinlaw.com

If to the Seller:

Sleep Number Corporation
1001 Third Avenue South
Minneapolis, MN 55404
Attention:  Samuel R. Hellfeld
Email:   legal@sleepnumber.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

Attention:	Brian M. Resnick Robert F. Smith Brian Wolfe Lee C. Parnes

Emails:	brian.resnick@davispolk.com robert.smith@davispolk.com brian.wolfe@davispolk.com lee.parnes@davispolk.com

10.7    Counterparts.  This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.  The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format, or other agreed format shall be sufficient to bind the parties to the terms and conditions of this Agreement.  Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any Related Document, shall be disregarded in determining the party’s intent or the effectiveness of such signature.

10.8    Governing Law.  This Agreement, the Related Documents and all Related Claims shall be governed by the internal Laws of the State of Delaware (including its statute of limitations), without giving effect to any choice or conflict of law principles or rules that would cause the application of the Laws of any other jurisdiction.

10.9    Submission to Jurisdiction; Consent to Service of Process.

(a)    Without limiting any party’s right to appeal any Order of the Bankruptcy Court, (i) the Bankruptcy Court shall retain exclusive jurisdiction to interpret and/or enforce the terms of this Agreement and to decide any claims or disputes which may arise or result from, or be connected with, this Agreement, any Related Document, any breach or default hereunder or thereunder, or the Transactions, and (ii) any and all proceedings related to the foregoing shall be filed and maintained only in the Bankruptcy Court, and the parties hereby consent to and submit to the jurisdiction and venue of the Bankruptcy Court and shall receive notices at such locations as indicated in Section 10.6; provided, however, that if the Bankruptcy Cases have closed, the parties agree to irrevocably submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York over all Related Claims, and each party hereto hereby irrevocably agrees that all Related Claims may be heard and determined in such courts.  The parties hereto hereby irrevocably and unconditionally waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such Related Claim brought in such court or any defense of inconvenient forum for the maintenance of such dispute.  Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b)    Each of the parties hereto hereby consents to process being served by any party to this Agreement in any Related Claim by the delivery of a copy thereof in accordance with the provisions of Section 10.6 (other than by email) along with a notification that service of process is being served in conformance with this Section 10.9(b).  Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by Law.

10.10    Waiver of Jury Trial.  EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT, THE RELATED DOCUMENTS OR ANY RELATED CLAIMS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY EXPRESSLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING OR RELATED CLAIM BROUGHT BY OR AGAINST IT, DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE RELATED DOCUMENTS OR ANY RELATED CLAIMS.

10.11    Rights Cumulative.  All rights and remedies of each of the parties under this Agreement and the Related Documents will be cumulative, and the exercise of one or more rights or remedies will not preclude the exercise of any other right or remedy available under this Agreement, the Related Documents or applicable Law.

10.12    Assignment.  Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors by operation of law and permitted assigns of the parties hereto.  No assignment of this Agreement or any of the rights, interests or obligations under this Agreement may be made by any party hereto at any time, whether or not by operation of law, without the prior written consent of the Seller and Purchaser, and any attempted assignment without the required consent shall be void. Notwithstanding anything to the contrary herein, Purchaser may, without the consent of any other party, assign its rights hereunder including for collateral security purposes to the Debt Financing Sources and any other lender providing financing to Purchaser or any of its Affiliates.

10.13    Specific Enforcement; Remedies.  The parties hereto agree that irreparable damage (for which monetary relief, even if available, would not be an adequate remedy) would occur in the event that any of the provisions of this Agreement were not performed by the parties hereto in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that (i) Purchaser, on the one hand, and the Seller, on the other hand, shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction without proof of damages or otherwise and that this shall include the right of the Seller to cause Purchaser to fully perform the terms of this Agreement to the fullest extent permissible pursuant to this Agreement and applicable Laws and to thereafter cause this Agreement and the Transactions to be consummated on the terms and subject to the conditions thereto set forth in this Agreement, and (ii) the right of specific performance and other equitable relief is an integral part of the Transactions and without that right, neither the Seller nor Purchaser would have entered into this Agreement.  Remedies shall be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement.  Each of the parties hereto hereby (A) waives any defenses in any action for specific performance, including the defense that a remedy at law would be adequate,

(B) waives any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief and (C) agrees not to assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at Law.  Notwithstanding anything to the contrary, in no event shall this Section 10.13 be used, alone or together with any other provision of this Agreement, to require the Seller to remedy any breach of any representation or warranty of the Seller.

10.14    Third-Party Beneficiaries.  Except to the extent otherwise expressly referred to herein or as set forth in Section 9.2(b) (with respect to the released parties identified therein), Section 10.15 (with respect to the Nonparty Affiliates), Section  10.18 (with respect to the released parties identified therein), and the next sentence, nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto any rights or remedies of any nature whatsoever under or by reason of this Agreement.  From and after the Closing, all of the Persons identified as third-party beneficiaries in the first sentence of this Section 10.14 shall be entitled to enforce such provisions and to avail themselves of the benefits of any remedy for any breach of such provisions, all to the same extent as if such Persons were parties to this Agreement.  The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.  Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with this Agreement without notice or Liability to any other Person.  In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any party hereto.  Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

10.15    No Personal Liability of Directors, Officers and Owners.  All Related Claims may be made only against (and are those solely of) the entities that are expressly identified as parties in the preamble to this Agreement (each, a “Contracting Party,” and collectively, the “Contracting Parties”).  No Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative or assignee of, or any investment banker or financial advisor or lender to, any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative or assignee of, or any investment banker or financial advisor or lender to, any of the foregoing (each, a “Nonparty Affiliate,” and collectively, “Nonparty Affiliates”), shall have any Liability pursuant to any Related Claim; and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such Liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates.  Without limiting the foregoing, to the maximum extent permitted by Law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at Law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose Liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Contracting

Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement or the Related Documents.

10.16    General Release.

(a)    Effective as of the Closing, the Seller, on behalf of itself, its Affiliates and each of their respective successors and assigns (each of the foregoing, a “Seller Releasing Party”), hereby fully, irrevocably and unconditionally releases and forever discharges Purchaser and its respective past and present directors, managers, officers, employees, agents, stockholders, members, representatives and Affiliates from and against, and covenants that it will not (directly or indirectly) assert any claim or proceeding of any kind before any Governmental Authority based upon, any and all claims, Actions, causes of action, suits, rights, debts, agreements, Losses and demands whatsoever and all consequences thereof, known or unknown, actual or potential, suspected or unsuspected, fixed or contingent, both in law and in equity, whether existing as of the Closing or arising thereafter, that a Seller Releasing Party has or may have, now or in the future, arising out of, relating to, or resulting from any act or omission, error, negligence, breach of contract, tort, violation of law, matter or cause whatsoever from the beginning of time to the Closing Date.  The foregoing sentence shall not be deemed to be a release or waiver by a Seller Releasing Party of any Action it may have (1) under this Agreement or any of the other Related Documents, (ii)(2) as a trade counterparty of any of Purchaser or its Affiliates, or (ii)(3) to the extent arising out of or resulting from Fraud or Willful Breach by Purchaser or any of its Affiliates.

(b)    Effective as of the Closing, Purchaser, on behalf of itself, its Affiliates and each of their respective successors and assigns (each of the foregoing, a “Purchaser Releasing Party”), hereby fully, irrevocably and unconditionally releases and forever discharges Seller, its Affiliates and its and their respective past and present directors, managers, officers, employees, agents, stockholders, members, representatives and Affiliates from and against, and covenants that it will not (directly or indirectly) assert any claim or proceeding of any kind before any Governmental Authority based upon, all claims, Actions, causes of action, suits, rights, debts, agreements, Losses and demands whatsoever and all consequences thereof, known or unknown, actual or potential, suspected or unsuspected, fixed or contingent, both in law and in equity, whether existing as of the Closing or arising thereafter, that a Purchaser Releasing Party has or may have, now or in the future, arising out of, relating to, or resulting from any act or omission, error, negligence, breach of contract, tort, violation of law, matter or cause whatsoever from the beginning of time to the Closing Date.  The foregoing sentence shall not be deemed to be a release or waiver by a Purchaser Releasing Party of any Action it may have (1) under this Agreement or any of the other Related Documents  ,  (ii)(2) as a trade creditor of any member of the Seller Group, or (ii)(3) to the extent arising out of or resulting from Fraud or Willful Breach by any member of the Seller Group or any of its Affiliates.

10.17    Legal Representation.  Purchaser and the Seller acknowledge and agree that the Law Firm has represented the Seller Group in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the Related Documents and the consummation of the Transactions, and that the Seller, its Affiliates and its partners, officers, directors and representatives (each, a “Seller Group Member,” and collectively, the “Seller Group Members”) have a reasonable expectation that the Law Firm will represent them in connection with any Action involving any Seller Group Member, on the one hand, and Purchaser or any of its Affiliates and representatives (each, a “Purchaser Group Member,” and collectively, the “Purchaser Group Members”), on the other hand, arising under this Agreement, the Related Documents or the Transactions.  Purchaser hereby, on behalf of itself and the other Purchaser Group Members, irrevocably:  i) acknowledges and agrees that any attorney-client privilege, solicitor-client privilege, work product or other attorney-client or solicitor-client confidential information (“Attorney-Client Information”) arising from communications prior to the Closing between any Seller (including any one or more officers, directors or stockholders of such Seller), on the one hand, and the Law Firm, on the other hand, are not included in the property, rights, privileges, powers, franchises and other interests that are possessed by or vested in the Business or the Transferred Assets, that any such Attorney-Client Information shall be deemed property of, and controlled solely by, such Seller for the benefit and on behalf of the Seller Group Members and, upon request, convey and transfer any Attorney-Client Information to the Seller; (b)ii) acknowledges and agree that the Seller Group Members shall have the right to retain, or cause the Law Firm to retain, any such documentation or information in the possession of the Law Firm or such Seller Group Members at the Closing that is subject to the attorney-client privilege or solicitor-client privilege; (c)iii) agrees not to access, retain or use any documentation or information constituting Attorney-Client Information and that no Purchaser Group Member shall have any right to waive any attorney-client privilege or other right to confidentiality with respect to such Attorney-Client Information; (d)iv) disclaims the right to assert a waiver by any Seller Group Member with regard to the attorney-client privilege, solicitor-client privilege or other right to confidentiality with respect to such Attorney-Client Information solely due to the fact that such documentation or information is physically in the possession of Purchaser after the Closing; (e)v) consents to the Law Firm’s representation after the Closing of any Seller Group Member in any Action that may relate to a Purchaser Group Member or the Transactions and consent to and waive any conflict of interest arising therefrom without the need for any future waiver or Consent; and (f)vi) consents to the disclosure by the Law Firm to any Seller Group Member of any documentation or information obtained by the Law Firm during the course of its representation of Seller or any Affiliate prior to the Closing, whether related to this Agreement, the Related Documents, the Transactions or otherwise, whether or not such disclosure is made prior to or after the Closing and whether or not the documentation or information disclosed is subject to any attorney-client privilege, solicitor-client privilege or confidentiality obligation to any Seller, any Affiliate of such Seller or any other Person.  In the event that any Action arises after the Closing between any Purchaser Group Member and a Person other than a Seller Group Member, such Purchaser Group Member shall not disclose any documentation or information that is subject to an attorney-client privilege or other rights of confidentiality referenced in this Section  10.17 without the prior written consent of the applicable Seller; provided, however, that if such Purchaser Group Member is requested or required by judicial order or other legal process to make such disclosure, such Purchaser Group Member shall promptly notify the applicable Seller in writing of such requirement (without making disclosure) and shall provide such Seller with such cooperation and assistance as shall be necessary to enable such Seller to prevent disclosure by reason of such attorney-client privilege, solicitor-client privilege or other rights of confidentiality.  This

Section  10.17 is for the benefit of the Seller Group Members and such Persons are intended third-party beneficiaries of this Section  10.17.

10.18    Bulk Sales Laws.  The Parties intend that pursuant to Section 363(f) of the Bankruptcy Code, the transfer of the Transferred Assets shall be Free and Clear of any Liens in the Transferred Assets including any liens or claims arising out of the bulk transfer Laws except Permitted Liens, and the Parties shall take such steps as may be necessary or appropriate to so provide in the Sale Order.  In furtherance of the foregoing, each party hereby waives compliance by the Parties with the “bulk sales,” “bulk transfers” or similar Laws and all other similar Laws in all applicable jurisdictions in respect of the transactions contemplated by this Agreement.

10.19    Fiduciary Obligations.  Nothing in this Agreement or the Related Documents will require any of Seller Group or any of their respective boards of directors (or equivalent governing bodies) to take any action, or to refrain from taking any action, to the extent any such board of directors (or equivalent governing body) determines that taking or failing to take such action would be inconsistent with such board of directors’ (or equivalent governing body’s) obligations under applicable Law.  The Seller Group retain the right to pursue any transaction or restructuring strategy, including any Alternate Transaction, that, in the good faith and business judgment of the board of directors (or equivalent governing body), permits such board of directors to comply with its fiduciary duties under applicable Law to maximize the value of their businesses and estates.

10.20    Debt Financing Sources.  Notwithstanding anything in this Agreement to the contrary, Seller and the Seller Group, on behalf of itself and its Subsidiaries, hereby: (a) agrees that any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving any Debt Financing Sources Related Party, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court, and such Action (except to the extent relating to the interpretation of any provisions in this Agreement) shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction), (b) agrees not to bring or support any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Sources Related Party in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (c) agrees that service of process upon Seller or its Subsidiaries in any such Action or proceeding shall be effective if notice is given in accordance with Section 10.6, (d) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court, (e) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law all rights of trial by jury in any Action brought against the Debt Financing Sources Related Parties in any way arising out of or relating to, this Agreement, the

Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (f) agrees that no Debt Financing Sources Related Party shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature, (g) agrees that no Debt Financing Source Related Party will have any liability to the Seller or the Seller Group of their respective Affiliates in connection with this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (h) agrees not to commence (and, if commenced, agrees to dismiss or otherwise terminate, and not to assist) any action or proceeding against any Debt Financing Source (and/or any of their Affiliates and/or their Affiliates’ Representatives) in connection with this Agreement, any debt commitment letter, the Debt Financing, the definitive agreements entered into in connection with the Debt Financing or in respect of any other document or theory of law or equity and in no event shall the Seller, the Seller Group or any of their respective affiliates be entitled to directly seek specific performance of this Agreement against any Debt Financing Source, and (i) agrees that the Debt Financing Sources Related Parties are express third party beneficiaries of, and may enforce, the foregoing agreements in this Section 10.20 and in Section 10.12 and Section 10.13 and such provisions (and any other provision or definition of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of this Section) shall not be amended in any way materially adverse to any Debt Financing Source Related Party without the prior written Consent of each related Debt Financing Source. Notwithstanding the foregoing, (i) nothing in this Section 10.20 shall limit the assertion by Purchaser of express rights of Purchaser or any of its Affiliates set forth in any debt commitment letter or definitive documentation in respect of the Debt Financing and (ii) this Section 10.20 shall not apply to the extent any Debt Financing Source, Debt Financing Source Related Party or any other provider of financing is an Affiliate or otherwise affiliated with the Purchaser.

10.21    Sleep Country Guarantee.

(a)    Nature of Guarantee. Sleep Country hereby absolutely, unconditionally and irrevocably guarantees to the Seller the full and timely obligation to make the payments required to be paid by Purchaser pursuant to this Agreement, including Sections 2.10(a), 2.11, 2.15 and 6.9(c), when due and payable, including any interest, fees, costs and expenses payable in respect thereof (such obligation, the “Guaranteed Obligation”). The obligation of Sleep Country under this Section 10.21 shall constitute a present and continuing guarantee of payment of the Guaranteed Obligation, and not of collectability or performance. Sleep Country agrees that the Guaranteed Obligation will not be discharged and shall remain in full force and effect, except by complete payment of such Guaranteed Obligation, to the extent they become payable. Sleep Country further agrees that its liability under this Section 10.21 with respect to the Guaranteed Obligation is absolute and unconditional and shall be enforceable against Sleep Country to the same extent as if Sleep Country were the primary obligor (and not merely a surety) of the Guaranteed Obligation. When pursuing its rights and remedies hereunder against Sleep Country, Seller shall be under no obligation to pursue such rights and remedies it may have against Purchaser or any other person for the Guaranteed Obligations or any right of offset with respect thereto, and any failure by Seller to pursue such other rights or remedies or to collect any payment from Purchaser or any other person or to realize upon or to exercise any such right of offset shall not relieve Sleep Country of any liability hereunder.

(b)    Limitations.

(i)    The Seller (on behalf of the Seller Group) hereby acknowledges and agrees that: (A) Sleep Country has no obligation or liability in respect of the Guaranteed Obligation to any Person other than the Seller; (B) the only obligation and liability of Sleep Country under this Section 10.21 is for the Guaranteed Obligation; (C) only the Seller has the right to enforce the Guaranteed Obligation; (D) in no event shall Sleep Country’s aggregate obligation hereunder exceed the aggregate amount of the Guaranteed Obligation; and (D) other than the Deposit Amount, in each case except in the case of Fraud or Willful Breach of Sleep Country or Purchaser, no other funds will be contributed to Purchaser unless and until the Closing occurs.

(ii)    Notwithstanding anything to the contrary contained in this Section 10.21, the Seller (on behalf of the Seller Group) hereby agrees that, to the extent Purchaser is relieved of all or any portion of the Guaranteed Obligation, either by payment thereof by or on behalf of Purchaser or pursuant to this Agreement or any other written agreement between Seller and Purchaser (any amount so relieved, the “Reduction Amount”), the Guaranteed Obligation shall be reduced dollar for dollar by an amount equal to the Reduction Amount and Sleep Country’s guaranty of the Guaranteed Obligation shall be reduced by an amount equal to the Reduction Amount.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized representatives, as of the date first written above.

PURCHASER: SNBR INC.

By:	/s/ Stewart Schaefer
Name: Stewart Schaefer
Title: Chief Executive Officer

[Signature Page to Asset Purchase Agreement]

SELLER: Sleep NUMBER CORPORATION

By:	/s/ Linda Findley
Name: Linda Findley
Title: President and Chief Executive Officer

[Signature Page to Asset Purchase Agreement]

GUARANTOR: SLEEP COUNTRY CANADA INC. (for purposes of Section 10.21 only):

By:	/s/ Stewart Schaefer
Name: Stewart Schaefer
Title: Chief Executive Officer

[Signature Page to Asset Purchase Agreement]